CARMACKS COPPER PROJECT
COPPER MINE AND PROCESS PLANT

NI43-101 TECHNICAL REPORT
FEASIBILITY STUDY VOLUME I
EXECUTIVE SUMMARY

NEAR CARMACKS,YUKON TERRITORY
 CANADA

PREPARED FOR

WESTERN COPPER CORPORATION

CARMACKS COPPER PROJECT	FEASIBILITY STUDY – VOLUME I
WESTERN COPPER CORPORATION

TABLE OF CONTENTS

VOLUME I - EXECUTIVE SUMMARY (NI 43-101)

1	EXECUTIVE SUMMARY			1-1

	1.1	TITLE PAGE		1-1
	1.2	TABLE OF CONTENTS		1-1
	1.3	SUMMARY (SYNOPSIS)		1-2

		1.3.1	Property Description and Location	1-2
		1.3.2	Surface Rights	1-3
		1.3.3	Exploration	1-4
		1.3.4	Mineral Resources	1-4
		1.3.5	Plant Description	1-5
		1.3.6	Metallurgical Testing	1-7
		1.3.7	Marketing	1-8
		1.3.8	Permits	1-8
		1.3.9	Schedule	1-9
		1.3.10	Operating Cost	1-9
		1.3.11	Capital Cost	1-10
		1.3.12	Financial Analysis	1-11

	1.4	INTRODUCTION & TERMS OF REFERENCE		1-12

		1.4.1	Terms of Reference	1-12
		1.4.2	Sources of Information	1-13
		1.4.3	Abbreviations	1-13

	1.5	RELIANCE ON OTHER EXPERTS		1-15

		1.5.1	Geology and Resource Definition	1-15
		15.2	Mine Planning and Mine Engineering	1-15
		1.5.3	Metallurgy and Process Engineering	1-15
		1.5.4	Prior Feasibility and Basic Engineering Reports	1-15
		1.5.5	Environmental and Permitting	1-16
		1.5.6	Geotechnical	1-16

	1.6	PROPERTY DESCRIPTION & LOCATION		1-17
	1.7	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY		1-19

		1.7.1	Accessibility	1-19
		1.7.2	Climate	1-19
		1.7.3	Local Resources	1-19
		1.7.4	Infrastructure	1-20
		1.7.5	Physiography	1-21

	1.8	HISTORY		1-23

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1.9	GEOLOGICAL SETTING		1-24
1.10	PROPERTY GEOLOGY		1-25
1.11	DEPOSIT TYPES		1-26
1.12	MINERALIZATION		1-27
1.13	EXPLORATION		1-28
1.14	DRILLING		1-28
1.15	SAMPLING METHOD AND APPROACH		1-29
1.16	SAMPLE SECURITY		1-31
1.17	DATA VERIFICATION		1-32
1.18	ADJACENT PROPERTIES		1-35
1.19	MINERAL PROCESSING AND METALLURGICAL TESTING		1-35

	1.19.1	Copper Extraction and Recoveries	1-36
	1.19.2	Sulphuric Acid Consumption	1-37
	1.19.3	Other Reagent Requirements	1-37

1.20	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES		1-38

	1.20.1	Exploratory Data Analysis	1-38
	1.20.2	Assays	1-38
	1.20.3	Capping	1-39
	1.20.4	Composites	1-39
	1.20.5	Bulk Density	1-41
	1.20.6	Geological Interpretation	1-41
	1.20.7	Resource Block Model	1-41
	1.20.8	Rock Type Model	1-42
	1.20.9	Percent Model	1-42
	1.20.10	Density Model	1-42
	1.20.11	Grade Model	1-43
	1.20.12	Mineral Resource Classification	1-46
	1.20.13	Mineral Resource Tabulation	1-46
	1.20.14	Block Model Validation	1-48
	1.20.15	Mineral Reserve Estimate	1-49
	1.20.16	Economic and Recovery Parameters	1-49
	1.20.17	Pit Design	1-50
	1.20.18	Mine Production Schedule	1-51
	1.20.19	Undiluted Basis Schedule	1-52
	1.20.20	Dilution Estimate	1-52
	1.20.21	Proposed Plant Schedule	1-52
	1.20.22	Description of the Block Model	1-55

1.21	OTHER RELEVANT DATA AND INFORMATION		1-58

	1.21.1	Geotechnical	1-58
	1.21.2	Waste Rock Storage Area (WRSA)	1-60
	1.21.3	Heap Leach Facility	1-60

1.22	INTERPRETATION AND CONCLUSIONS		1-63
1.23	RECOMMENDATIONS		1-63

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1.24	REFERENCES		1-64
1.25	DATE AND SIGNATURE PAGE		1-66
1.26	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES		1-67

	1.26.1	Mine Operations	1-67
	1.26.2	Mine Equipment Requirements	1-68
	1.26.3	Mine Manpower Requirements	1-68
	1.26.4	Recoveries	1-70
	1.26.5	Markets	1-72
	1.26.6	Contracts	1-72
	1.26.7	Environmental Considerations	1-72
	1.26.8	Taxes	1-74
	1.26.9	Capital and Operating Costs	1-75
	1.26.10	Economics Analysis	1-77
	1.26.11	Payback	1-81
	1.26.12	Mine Life	1-81

1.27	ILLUSTRATIONS AND FIGURES		1-82
1.28	APPENDIX A: PROFESSIONAL QUALIFICATIONS		1-95

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LIST OF APPENDICES

APPENDIX		DESCRIPTION

A	Professional Qualifications
	•	Certificate of Qualified Person and Consent of Author
	•	Resumés of Principal Authors

Responsibility	Qualified Person	Registration	Company
Feasibility Study	Timothy S. Oliver	PE	M3
Metallurgy & Process	Jerry T. Hanks	PE	M3
Geology & Resource	Gilles Arseneau	PhD, PGeo	Wardrop
Reserves & Mining	Michael Hester	FAusIMM	IMC
Environmental	Dan Cornett	RPBio, CCEP	Access
Geotechnical	John Hull	P.Eng.	Golder

B1	Design Criteria 06192-1000, Project Standards and Site Conditions

B2	Design Criteria 06192-1002, Process Design Criteria

C	Equipment List

D	Drawing List

E	Drawings

F	Kilborn Milling Option Chapter

G	Compressive Strength Test

H	Sequential Leaching Report

I	Golder Report

J	Mining

Note: Volume I includes Appendix A. All others appear only in Volume II.

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LIST OF FIGURES

FIGURE	DESCRIPTION

All figures appear at the end of the report

1.3-1	Project Location on a Provincial Scale
1.3-2	Project Location on a Local Scale
1.3-3	Claim Site Map
1.9-1	Regional Geologic Map
1.10-1	Property Geologic Map
1.20-1	Cross Section Showing Oxide Copper to Total Copper Proportion in Drill Holes and Oxide & Sulphide Solids
1.20-2	Three Dimensional Representation of Block Model Showing Measured (Magenta) and Indicated (Red) Categories
1.20-3	Cross Section with Drill Hole Composites Showing Total Cu Against Interpolated Block Model Grades
1.20-4	Final Pit Design
1.23-1	Carmacks Project Summary Schedule

Drawings

000-FS-001	Simplified Process Flow Sheet
100-CI-010	Site Process Facility Layout
100-CI-011	Overall Site Plan

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LIST OF TABLES

TABLE NO.	DESCRIPTION

1.3-1	Mineral Resources at 0.25% Total Copper Cut-Off
1.3-2	Mineral Reserve
1.3-3	Unit Cost per Ore Tonne
1.3-4	Initial Estimated Capital Cost
1.3-5	Financial Indicators
1.4-1	Abbreviations
1.7-1	Carmacks-Based Businesses
1.17-1	Coordinates of Twin Drill Holes
1.17-2	Comparison of Check Drilling and Historical Drilling
1.17-3	Comparison of Check Drilling to Historical Drill Intersections
1.19-1	Historical Metallurgical Test Programs
1.20-1	Descriptive Statistics of Assay Data in Mineralized Zone – Pre-2006 Drilling
1.20-2	Descriptive Statistics of Assay Data in Mineralized Zone – 2006 Drilling
1.20-3	Statistics of Composites Generated within the Mineralized Zones
1.20-4	Descriptive Statistics of Composites Generated within the Country Rock
1.20-5	Block Model Parameters
1.20-6	Block Model Rock Codes
1.20-7	Density by Rock Type
1.20-8	Correlogram Data for Zone 1 (Oxide Only)
1.20-9	Sample Selection Criteria for Grade Interpolation
1.20-10	Grade Interpolation Parameters for Copper
1.20-11	Interpolation Parameters for Gold and Silver
1.20-12	Mineral Resources at 0.25% Total Copper Cutoff
1.20-13	Mineral Resources at 0.5% Total Copper Cutoff
1.20-14	Mineral Resources at 0.80% Total Copper Cutoff
1.20-15	Carmacks Project Mineral Reserve Estimate
1.20-16	Economic Parameters for Floating Cone Evaluations (C$)
1.20-17	Mine Production Schedule – Undiluted Basis
1.20-18	Estimated Dilution From Mine Production Schedule
1.20-19	Proposed Plant Production Schedule
1.20.20	Rock Model Codes
1.26-1	Mining Equipment Requirements for Commercial Production
1.26-2	Mine Supervisory Staff Labour Requirements
1.26-3	Mine Operational and Maintenance Labour Requirements
1.26-4	Reclamation Costs
1.26-5	Production Cost Per Area
1.26-6	Production Cost Per Area
1.26-7	Production Statistics and Financial Analysis
1.26-8	Economic Indicators
1.26-9	Results of Economic Analysis

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1        EXECUTIVE SUMMARY

1.1        TITLE PAGE

This report has been prepared in accordance with the Canadian Standard NI 43-101. The first two items of this 26-item outline are the Title Page and Table of Contents. For ease of cross-referencing during review, the first two subsections of this report (1.1 and 1.2) are incorporated into this report’s format. This technical report is based on the M3 Engineering & Technology Corporation (M3) study, “Carmacks Copper Project Feasibility Study Volume II,” issued in 2007.

1.2        TABLE OF CONTENTS

See discussion in subsection 1.1.

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1.3        SUMMARY (SYNOPSIS)

This feasibility study has been prepared by M3 to provide Western Copper Corporation (WCC) with an up-to-date development plan, capital and operating cost estimate, and financial analysis for the Carmacks Copper Project. The study builds on the work done previously on this project by several other consultants on behalf of WCC going back to the early 1990’s. The study sets forth M3’s conclusions and recommendations based on M3’s experience and knowledge in the development of copper heap leach projects.

Conclusions

M3 recommends that WCC proceed with the development of this project, which is planned as an open-pit oxide mine with acid heap leach and solvent extraction/electrowinning process facilities producing cathode copper. The project will employ conventional, well tested technology throughout.

Initial capital investment in the project is estimated to be C$144 million with an additional C$7.3 million for owner’s costs. A further C$21 million of sustaining capital is required over the life of the mine. The life-of-mine operating costs are estimated to be C$0.98 (US$0.84) per pound of copper produced. The base case cash flow model, assuming 100% equity returns an IRR of 15.7% and an NPV of C$69 million at 5% discount. This model uses a copper price of US$2.32 which is derived from a three year historical, two year future rolling average as of the end of March 2007. An exchange rate of C$1.00 = US$0.85 has been used throughout this study.

The project has a number of favourable opportunities which are currently being investigated as it is moved towards development:

  Increased oxide ore reserves,
  Recovery of gold from the ore,
  Development of sulphide mineralization in the deposit, and
  Contracting of certain unit operations.

1.3.1        Property Description and Location

The Carmacks Copper Project is located in the Dawson Range at latitude 62°-21’N and longitude 136° - 41’W, some 220 km north of Whitehorse, Yukon. The Project site is located on Williams Creek, 8 km west of the Yukon River and some 38 km northwest of the town of Carmacks. Figure 1.3 -1 shows the general project location on a provincial scale. Figure 1.3 -2 shows the location on a smaller scale.

The project site is located in the Whitehorse mining division of the Yukon and consists of 240 quartz claims, quartz claim fractions, quartz leases, and quartz lease fractions as shown on Figure 1.3 -3. This map was adapted from the Yukon government’s mining recorders’ website. The claims owned by Western Copper are outlined in red.

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The climate in the Carmacks area is marked by warm summers and cold winters. Average daily mean temperatures range from -17.1 °C for the month of January to 15.2 °C for the month of July.

Precipitation is light with moderate snowfall, the heaviest precipitation being in the summer months. The average annual precipitation is approximately 339 mm (water equivalent) with one third falling as snow. July is the wettest month. Mean annual lake evaporation is approximately 528 mm with the maximum evaporation occurring in July.

Topography at the property area is subdued. Topographic relief for the entire property is 515 m. In the immediate area of the No. 1 Zone, topographic relief is 230 m. Elevations range from 485 m at the Yukon River to 1,000 m on the western edge of the claim block. Discontinuous permafrost is present at varying depths in most north facing slope locations and at depth in other areas.

1.3.2        Surface Rights

The Quartz Mining Act and Quartz Mining Land Use Regulations in the Yukon provide for the holder of mineral claims to obtain surface rights of crown land covered by mineral claims for the purpose of developing a mining property. This attracts a minor fee of $1.00 per acre per year. All the mineral claims held by Western Copper on this project are overlain by crown land.

WCC has commenced discussions with the Yukon Government with the object of obtaining the surface rights required to develop the mine, as of the date of issue of this study, the surface rights have not been granted.

The property lies near, but does not encroach on, LSC R-9A, First Nations Surveyed Lands, Class A Land Reserve. Both Little Salmon Carmacks First Nation (LSFN) and Selkirk First Nation (SFN) consider this area to be “traditional” territory.

Geology and Mineralization

The Carmacks Copper, copper-gold deposit lies within the Yukon Cataclastic Terrane. The deposit is hosted by feldspathic mafic gneisses (generally quartz deficient) that form a roof pendant within Upper Triassic hornblende-biotite granodiorite of the Granite Mountain Batholith. This study considers the development of only the No. 1 Zone, one of 14 defined zones containing Cu mineralization known on the property.

The majority of the copper found in oxide portion of the No. 1 Zone is in the form of the secondary minerals malachite, cuprite, azurite and tenorite (copper limonite) with very minor other secondary copper minerals (covellite, digenite, djurlite). Other secondary minerals include limonite, goethite, specular hematite, and gypsum. Primary copper mineralization is restricted to bornite and chalcopyrite. Other primary minerals include magnetite, gold, molybdenite, native bismuth, bismuthinite, arsenopyrite, pyrite, pyrrhotite and carbonate. Molybdenite, visible gold, native bismuth, bismuthinite and arsenopyrite occur rarely. The upper 250 m of the No. 1 Zone is oxidized.

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1.3.3        Exploration

The property was first staked in 1970 and since that time has been the subject of various exploration campaigns comprising trenching, diamond drilling, reverse circulation drilling, geophysical, and geochemical surveying. Prior to 2006, a total of 80 diamond drill holes and 11 reverse circulation holes, totalling 12,900 m of drilling, had been completed in the exploration of the property. In addition, over 8,000 m of surface trenching was completed. The majority of this work focused on the No.1 Zone and was completed before the mid-1990’s.

In 2006 a new exploration program was initiated on the Carmacks Copper property with a view to better defining the No.1 Zone and starting a more systematic exploration of the other known zones of mineralization. This consisted of diamond drilling and some rapid air blast drilling. The field program was suspended because due to freezing weather on November 17, 2006 after a total of 7,100 m in 34 drill holes diamond drilling had been completed.

The exploration drilling program recommenced in March 2007, initially focusing on zones immediately south of the proposed open pit. This program is planned to continue through the year.

1.3.4        Mineral Resources

Wardrop Engineering constructed a block model of the No. 1 Zone using historical data and data derived from the 2006 drilling campaign. Mineral resources were classified in accordance with CIM definitions as stipulated in NI 43-101. The Carmacks block model contains 72,172 partial blocks coded as mineralized zones. There are 16,037 blocks classified as Measured, 41,643 as Indicated, and 14,492 as Inferred. There were no blocks within the mineralized units left unassigned. Based on this block model Wardrop estimated mineral resources as shown in Table 1.3 -1 below.

Table 1.3 -1: Mineral Resources at a 0.25% Total Copper Cut-Off

Rock Group	Grade Group	Density (t/m3)	Tonnage t (000)	Cu (%)	CuX (%)	CuS (%)	Au (g/t)	Ag (g/t)	Class
Oxide	Meas Ind Meas+Ind Inf	2.680 2.680 2.680 2.684	3288 7084 10372 82	1.23 1.09 1.13 0.82	1.03 0.93 0.96 0.62	0.20 0.16 0.17 0.21	0.652 0.458 0.519 0.207	6.135 4.382 4.938 1.502	1 2 3

Sulphide	Meas Ind Meas+Ind Inf	2.710 2.710 2.710 2.710	1256 4399 5655 3161	0.72 0.78 0.77 0.69	0.04 0.06 0.05 0.07	0.67 0.72 0.71 0.62	0.227 0.227 0.227 0.180	2.398 2.200 2.244 1.644	1 2 3

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Reserves

The proven and probable reserves for the No.1 Zone are contained within an engineered pit design based on a floating cone analysis of the resource block model using only measured and indicated resources. Inferred resources are not included in the reserve estimate.

Table 1.3 -2: Mineral Reserve Estimate

Reserve Class	Ore (Ktonnes)	Total Copper (%)	Oxide Copper (%)	Non-Oxide Copper (%)	Gold (g/t)	Silver (g/t)
Proven Mineral Reserve	3,190	1.227	1.028	0.199	0.659	6.20
Probable Mineral Reserve Open Pit Ore Estimated Dilution	6,462 960	1.099 0.065	0.938 0.043	0.162 0.021	0.466 0.018	4.49 0.20
Total Probable Mineral Reserve	7,422	0.965	0.822	0.144	0.408	3.93
Proven and Probable Mineral Reserve	10,611	1.044	0.884	0.160	0.483	4.62

1.3.5        Plant Description

The Carmacks Copper Project will be developed as an open-pit mine with an acid heap leach and a solvent extraction/electrowinning (SXEW) process facility producing, on average, approximately 14,500 tonnes of LME Grade A cathode copper annually. Drawing 000-FS-001 is a simplified process flow sheet.

The mining operation is designed to produce an average 1.73 million tonnes of ore per year or approximately 28,400 tonnes (ore and waste) per day on a seven day per week, 24 hours per day operation. The mine will be operated year round but may temporarily suspend operations when winter temperatures are extreme. Ore production will likely be suspended in the coldest winter months but waste operations will continue.

The mine will use a conventional spread of mining equipment, the main units comprising 10.5 cubic meter hydraulic excavators, 11.5 cubic meter loaders and 91-tonne haul trucks.

Ore will be hauled by truck and dumped directly into the primary crusher, from where it will be conveyed to secondary and tertiary crushers. The final product will have a maximum size of 19 mm and a P80 of 13 mm. The crushed product will first be agglomerated with sulphuric acid and water and then conveyed by a series of overland (grasshopper) conveyors to a lined valley fill leach pad where it will be placed by means of a radial stacker.

An Events Pond is located down gradient from the leach pad to provide capacity for an emergency drain down of the pad and to manage the plant water balance during various storm events.

The crushed ore on the leach pad will be irrigated with dilute sulphuric acid to leach copper from the ore. Pregnant leach solution will be collected and pumped to the solvent extraction plant where the dissolved copper in the solution will be concentrated. This concentrated solution

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passes to the electrowinning plant where the dissolved copper is plated onto cathodes. Copper is stripped from the cathode and is then transported to market.

Sulphuric acid is produced on site by means of a 131 tonne per day sulphuric acid plant. The plant will burn sulphur which will be transported to site in liquid form. Storage tanks will be provided for liquid sulphur to accommodate potential supply interruptions and for the concentrated acid to accommodate variations in demand for acid and allow for plant maintenance shutdowns.

Storage, mixing, and distribution are provided for other process reagents such as diluent, extractant, guartec, and cobalt sulphate.

Other facilities at site will include the following:

  A Truck Shop providing adequate space for the maintenance of two 91-tonne trucks and associated warehousing.
  An Administration building.
  A Laboratory facility.
  An Operations Camp to accommodate non-local workers.
  A Gatehouse/First Aid post.

The layout of the site process facilities are shown on drawing 100-CI-010.

Utilities

WCC anticipates Yukon Energy, the regional electrical utility company, will serve the mine from a proposed new Carmacks-Stewart 138 kV transmission line Project to be built along the existing Klondike Highway. A tap in the vicinity of McGregor Creek would feed an 11-kilometer 138 kV transmission line extension to the mine’s main substation terminating on a dead-end structure. The schedule for completion of this extension is the third quarter of 2008 which fits well with the present schedule for the development of this project. WCC has a secure right-of-way for the power line from McGregor Creek to the site and is progressing in discussions with Yukon Energy over terms of a power supply agreement.

Total project electrical load is estimated to be about 10 megavolt-amperes (MVA). The mine is not a significant electrical power consumer, as all of the major mining equipment is proposed to be diesel powered.

Total fresh water required is about 800 m³/day. Approximately 45 m³/day of potable water will be required and the remainder will go to the process. Potable water will be produced by means of a packaged treatment plant. Mine road watering will average about 190 tonnes per day, but that quantity is assumed to come from collected runoff and mine water infiltration.

Fresh water supply wells will be located in the bedrock-confined aquifer underlying the Williams Creek drainage. Each well will have the capacity to produce about 150 m³/day of fresh water.

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The fire water requirement is 280 m³/hr for two hours. This requirement will be satisfied by providing a dedicated fire reserve capacity of 560 m³ in the lower portion of the fresh and firewater tank.

Infrastructure

The Project site is currently accessible by an existing 12 km exploration road that leads north from km 33 of the secondary, government maintained, unpaved roadway (Freegold Road) from Carmacks. A small airfield used by private aircraft exists near Carmacks.

The village of Carmacks lies on the Klondike Highway, a paved highway, 175 km north of Whitehorse which provides the main transportation link in the Yukon. Whitehorse has an international airport with daily flights to Vancouver.

Situated 180 km south of Whitehorse by paved road is the year-round port of Skagway Alaska. A narrow gauge railroad from Skagway to Whitehorse (Yukon & White Pass Route railway) has not operated commercially for several years. Skagway currently provides port facilities for cruise ships taking tourists to Yukon and Alaska. In the past it has accommodated facilities for the shipping of concentrate from Faro and other mines.

The nearest operational rail head is at Fort Nelson BC, approximately 1200 km by paved road from Carmacks.

1.3.6        Metallurgical Testing

Metallurgical test work on various ore samples started in 1989 and has been ongoing since that time. These tests include:

  27 bottle roll tests
  45 column tests
  One crib test near site
  SX-EW testing by a manufacturer

Confirmatory test work continues at present to assist with detailed design.

Based on a careful review of the results of these tests the overall copper recovery has been estimated at 85% of the total copper content of the ore. For cash flow purposes, 80% recovery is assumed to occur in the first year the ore is placed on the pad, a further 2.5% recovery is assumed to have occurred at the end of year 3, and the balance is realised during the heap rinsing phase.

Tests most closely representing the planned operating condition indicate that acid consumption will be 25 kg per tonne of ore or better.

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Test work has also examined the rinsing and neutralization of the heap for reclamation purposes and has demonstrated that this is both technically and economically feasible.

1.3.7        Marketing

No market study has been performed for this project and WCC has not yet entered into any discussion with potential consumers regarding off-take agreements. However, LME Grade A cathode copper is a readily marketable commodity at prevailing copper prices. As such, no market study is deemed necessary.

1.3.8        Permits

In June 2005, Western Copper submitted a Project Description to the Yukon Territorial Government (YTG) for review, pursuant to the Yukon Environmental Assessment Act (YEA). The Project Description summarizes the plans for development of the mine, baseline environmental data collected over the years, potential environmental impacts, and proposed mitigation measures. As of the date of this study, the review process is nearing completion and a draft of the Comprehensive Study has been prepared by YTG. Following recent input from consultants retained by YTG to review WCC’s work it is expected that the final Comprehensive Study Report will be completed in the next few weeks.

Federal legislation passed in November of 2005 required WCC to enter into a second, parallel, assessment process pursuant to the Yukon Environmental and Socioeconomic Assessment Act (YESAA).

A Project Proposal prepared in accordance with YESAA requirements was formally submitted in February 2006 and deemed adequate for public review in February 2007. The Project Proposal is similar to the Project Description filed under the YEA legislation but focuses more on the socio-economic aspects of the project. Screening of the Project Proposal commenced on February 16, 2007. The YESAA board has indicated that it will utilize technical assessment work done under the YEA process to help it reach its conclusions, concentrating on the socioeconomic aspects of the Project.

Although YESAA contains mandated timelines for the assessment process, the minimum and maximum time frames vary widely and do not provide meaningful guidance in terms of when a decision could be expected for this project. The time frame assumed by WCC for the target schedule is the fourth quarter of 2007 which is towards the minimum of the range.

Both the YEA Comprehensive Study Report and the YESAA Screening Report must be submitted to the Energy Mines and Resources branch of the Yukon Government before a Quartz Mining License (QML) can be issued. The license can usually be issued within a few weeks of receipt of the reports. YTG has the latitude to accept or reject some or all of the recommendations of the reports in issuing the QML. A QML is required before construction may begin on the project.

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Similarly, the Yukon Water Board must receive reports from both bodies before it can conduct significant work on the issue of the Type A license. This licensing process is much lengthier than the QML process and a Water Licence would not be expected for several months after receipt of the reports. A Water Licence is required before operation of the plant may commence.

1.3.9        Schedule

The development of the project is highly dependent upon the issue of appropriate permits. Funding is unlikely to be made available before issue of the key permits and as noted above, a Quartz Mine Licence is required before construction can commence. A Type A Water Licence will be required during construction and prior to operation of the mine. Although no firm date is available for the issue of permits, WCC is targeting late 2007 for completion of screening under YEA and YESAA, leading to issue of the QML in early 2008 and late 2008 for the Water Licence.

Accordingly, WCC plans to initiate basic engineering upon completion of the feasibility study and, for the balance of 2007, concentrate on project planning and bidding, evaluating and making conditional awards for key long lead equipment purchases and contracts. Only under special circumstances, such as to avoid overall schedule slippage, will full release of a purchase order or contract for fabrication or mobilisation be given prior to having permits in place and receipt of full project release.

Assuming permits are granted as targeted, purchase orders will be released for fabrication early 2008 and mobilisation for construction will begin as soon as weather conditions are appropriate in 2008.

The 2008 construction season will focus on mine prestripping, the development of the leach pad confining embankment and the first stage of the leach pad, followed by other earthworks and concrete foundations. The target will be to have buildings closed in before winter.

Mechanical, electrical and instrumentation work will continue through winter inside the buildings. Once weather permits, in 2009 the first stage of the leach pad liner and overliner will be completed along with the lining of the events pond. Construction will be substantially complete by the end of the 3rd quarter in 2009. Assuming pad loading and acid production commenced towards the end of 3rd quarter 2009, the first cathode copper is planned for early 4th quarter 2009.

1.3.10        Operating Cost

The operating and maintenance costs for the Carmacks operations have been estimated in detail and are summarized by areas of the plant. Cost centers include mine operations, process plant operations, and the General and Administration area. Operating costs were determined for a typical year of operations, based on an annual ore tonnage of 1.73 million tonnes and a copper production of 14,500 tonnes of copper cathode annually. The life of mine unit cost per ore tonne is C$ 19.22 and the unit cost per copper pound is C$0.98 (US$0.84) . These figures are broken down as follows:

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May 22, 2007

Table 1.3 -3: Unit Cost per Ore Tonne

C$ per tonne ore
Mining	$9.88
Processing	$7.64
General and Administration	$1.40
Shipping	$0.30
Total	$19.22

1.3.11        Capital Cost

M3 specifically examined the capital to construct the mine site access road, required plant site roads, substations, water systems, and a crushing plant, heap leach facility, solvent extraction and electrowinning (SXEW) processing facility and all other temporary and permanent facilities.

The estimate is based on the project as defined by the process and facility descriptions, design criteria, process flow diagrams and material balance, design drawings and sketches, equipment lists, and other documents developed or referenced in the feasibility study. Golder Associates provided a design report which forms the basis for the heap leach and waste rock facility quantities and estimated capital cost of these facilities.

The initial capital cost estimated for project is summarized as follows:

Table 1.3-4: Initial Estimated CapitalCost

Area	C$
Direct Costs	$78.3 million
Mine Equipment	$8.9 million
Mine Development	$3.8 million
Acid Plant	$17.6 million
EPCM & Fee	$13.1million
Field Indirect Costs	$7.5 million
Contingency	$14.1 million
Total	$144 million

In addition Owner’s costs are estimated at C$7,320,000. Life of mine sustaining capital amounts to C$20,800,000.

An allowance equal to six months of operating costs is included in the cash flow for working capital. This amount is recovered at the completion of mining.

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May 22, 2007

1.3.12        Financial Analysis

Annual cash flows projections were estimated over the life of the mine based on the above estimates of capital expenditures, production cost, sales revenue, and salvage values. The cash flow model uses a copper price of US$2.32 which is derived from a three year historical, two year future rolling average as of the end of March 2007. An exchange rate of C$1.00 = US$0.85 has been used throughout the study. The after tax financial indicators based on a 100% equity case are summarized as follows:

Table 1.3-5: Financial Indicators

IRR	15.7%
NPV @ 0%	C$123 million
NPV @ 5%	C$69 million
NVP @ 10%	C$30.6 million
Payback Period	3.9 years

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May 22, 2007

1.4        INTRODUCTION & TERMS OF REFERENCE

The Carmacks Copper project has been the subject of several prior studies. Two studies are of note; in 1995, Kilborn Engineering Pacific Ltd. (Kilborn) produced a study report titled “CARMACKS COPPER PROJECT FEASIBILITY STUDY” and in 1997, Kilborn produced a second report titled “CARMACKS COPPER PROJECT, YUKON, CANADA, BASIC DESIGN REPORT AND DEFINITIVE COST ESTIMATE.”

Both studies examined development of the copper oxide mineral occurrence as an open pit mine with valley fill heap leaching followed by solvent extraction and electrowinning. The current study evaluates a similar development, but with some differences in mining and plant design.

1.4.1        Terms of Reference

This report was prepared by M3 Engineering & Technology Corp. (M3) at the request of Western Copper Corporation (WCC). It was prepared in order to provide a Technical Report compliant with the NI 43-101 which examines the technical and commercial feasibility of developing the copper mineralization at the Carmacks property in Yukon, Canada.

The study presents a definitive development plan sufficient in detail to confidently determine the economic prospects of the property. The report is based upon a significant body of metallurgical testing with still more underway. This study will provide a sound basis for future development decisions for the property and will provide a basis for obtaining project financing. Finally, the study suggests areas of opportunities for improved economics and also examines areas of risk where further work would be valuable in mitigating the risks.

The estimate of mineral resources contained in this report conforms to the CIM Mineral Resource and Mineral Reserve definitions (December 2005) referred to in National Instrument (NI) 43-101, Standards of Disclosure for Mineral Projects.

WCC is a mineral exploration and development company engaged in the business of acquisition and exploration of advanced stage copper and other mineral properties in geo-politically stable countries. WCC currently has interests in four properties in Canada and one property in Mexico. WCC’s current focus is on completing this feasibility study and moving the Carmacks Copper Project through to production. Contact information for WCC follows:

Western Copper Corporation
2050-1111 West Georgia St.
Vancouver BC V6E 4M3 Canada
Telephone: (604) 684-9497
Telefax: (604) 669-2926
General email: info@westerncoppercorp.com

This report is considered current as of 22 May 2007.

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May 22, 2007

Mr. Timothy S. Oliver, PE, is M3’s Project Manager for the Feasibility Study. Mr. Oliver visited the project site on September 7, 2006. Mr. Oliver toured the project site with Western Copper representatives. During the tour, Mr. Oliver visited the mine site including sample trenches and the waste disposal area, the future site of the leach pad, and the future site of the processing plant. Mr. Oliver also viewed visible portions of the proposed new access road.

1.4.2        Sources of Information

This report is based in part on M3’s corporate knowledge and experience of developing copper heap leach SXEW projects. It also relies on maps, published government reports, WCC letters and memoranda referring to historical work, previously conducted studies and reports and public information, all as listed in the "References" section (Section 1.24) at the conclusion of this report. Several sections from reports authored by other consultants have been directly quoted in this report, and are so indicated in the appropriate sections.

1.4.3        Abbreviations

The following chart outlines common abbreviations used in this report.

This report generally uses the SI (metric) system of units. Exceptions are some common uses such as pounds of copper or use of inches for piping sizes. All engineering calculations are conducted using the SI system. The term “tonne” rather than “ton” is used to denote a metric ton, and is used throughout the report. All listed costs are reported in first quarter 2007 Canadian dollars. Units used and their abbreviations are listed in the table below.

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May 22, 2007

Table 1.4 -1: Abbreviations

Units	Abbreviations
Amperes	A
Cubic meters	m³
Cubic meters per hour	m³/h
Current density	A/m²
Density	t/ m³
Hectares	ha
grams/litre	g/L
Kilo (1000)	k
Kilogram	kg
Kilometer	km
Kilotonnes	ktonnes
Litres	L
Litres per second	L/s
Mega (1,000,000)	M
Meters	m
Millimeters	mm
Parts per Million	ppm
Specific gravity	S.G.
Square meters	m²
Temperature Celsius	°C
Temperature Fahrenheit	°F
Tonnage factor or specific volume	m³/tonne
Tonnes per day	t/d
Tonnes per year	t/y
Volts	V
Watts	W

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May 22, 2007

1.5        RELIANCE ON OTHER EXPERTS

1.5.1        Geology and Resource Definition

Geological mineral resources were estimated by Wardrop Engineering, Inc. of Vancouver BC.

Dr. Gilles Arseneau, PhD, PGeo, is the Qualified Person for the work performed by Wardrop Engineering.

Wardrop’s work was overseen and managed by WCC.

1.5.2        Mine Planning and Mine Engineering

Independent Mining Consultants (IMC) of Tucson, AZ was responsible for the estimation of project reserves based on the resource data provided by Wardrop. In addition, IMC also performed mine engineering and mine planning for the project.

Mr. Michael Hester, FAusIMM, is the Qualified Person for IMC.

IMC’s work was overseen and managed by WCC.

1.5.3        Metallurgy and Process Engineering

Considerable prior metallurgical sampling and testing was done by a host of consultants and metallurgists under the direction of WCC and its past corporate entities. Kilborn Engineering also supervised test programs and performed process design. These tests formed the basis for both Kilborn reports listed in Section 1.5.4 below.

Metallurgical and process studies continued under WCC’s direction following publication of Kilborn’s work.

M3’s metallurgist, Mr. Jerry T. Hanks, PE, reviewed and evaluated available ore sampling and metallurgical testing results. Mr. Hanks found the tests provided a satisfactory basis for the estimated leaching characteristics and recoveries. Mr. Hanks supported the selection of the recovery process, process components and production rates. Mr. Hanks also performed process design, flow sheet development, equipment sizing, and equipment selection. Mr. Hanks is the Qualified Person for metallurgical and process work on this project for M3.

Mr. Hanks, on behalf of M3 and with WCC participation, designed and directed sequential leach testing. Process Research Associates performed the tests.

Mr. Hanks, on behalf of M3 and WCC, designed and directed ore unconfined compressive strength testing. Golder Associates performed the tests.

1.5.4        Prior Feasibility and Basic Engineering Reports

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Kilborn Engineering Pacific Ltd. issued the following two prior reports on this project. M3 relied upon these reports for initial plant layouts, initial process design, initial general arrangements, initial equipment lists and costs used in some early studies. The report titles are listed here:

  WESTERN COPPER HOLDINGS LIMITED, CARMACKS COPPER PROJECT, FEASIBILITY STUDY, KILBORN ENGINEERING PACIFIC LTD., Project No. 8555- 16, SEPTEMBER 1995

  WESTERN COPPER HOLDINGS LIMITED, CARMACKS COPPER PROJECT, 1997 BASIC ENGINEERING REPORT AND DEFINITIVE COST ESTIMATE, Project No. 8555-25, DECEMBER 1997

Kilborn did not participate in this present study beyond preparation of the listed studies and reports.

1.5.5        Environmental and Permitting

Environmental studies, reports and permit submittals were prepared by Access Consulting Group under WCC supervision.

Mr. Dan Cornett, B.Sc., P.Bio., R.P.Bio, CCEP, is the Qualified Person for Access Consulting Group.

1.5.6        Geotechnical

Golder Associates performed geotechnical engineering. Golder’s scope is outlined below:

  Heap Leach Facility foundation design,
  PLS collection system design,
  Confining embankment design,
  Events Pond embankment design,
  Liner and leak detection/recovery systems design,
  Geotechnical Instrumentation,
  Post-leaching geochemical assessment,
  Construction considerations,
  Surface water management design, and
  Waste rock storage area design.

Golder Associates performed this work under WCC supervision.

Mr. John A. Hull, P.Eng., is the Qualified Person for Golder Associates.

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May 22, 2007

M3 has assumed that all the information and technical documents listed in the Reference section (Section 1.24) of this report are accurate and complete in all material aspects. While M3 carefully reviewed all the available information, it has not audited this work and cannot guarantee its accuracy and completeness. However, as a result of their review of the work, M3 believes the work has been performed diligently by qualified professionals and that the conclusions derived are reasonable. If any significant new information becomes known or available that would have a significant affect on the findings and conclusions contained in this report, M3 will revise this report.

M3 did not review any licenses, permits, or work contracts. Nor did M3 perform an independent verification of land title and tenure. M3 has not verified the legality of any underlying agreement(s) that may exist concerning the licenses or other agreement(s), such as royalty agreements, between third parties.

While M3 has relied largely on the documents listed in the Section 1.24 for the information in this report, the conclusions and recommendations belong exclusively to M3. The results and opinions outlined in this report are dependent on the aforementioned information being current, accurate, and complete as of the date of this report. M3 assumes no information has been withheld which would impact the conclusions or recommendations made herein. Should M3 become aware of facts or information that could materially alter the conclusions and recommendations of the report, M3 will make necessary revisions so the report is correct and accurate.

1.6        PROPERTY DESCRIPTION & LOCATION

The Carmacks Copper Project is located in the Dawson Range at latitude 62°-21’N and longitude 136° - 41’W, some 220 km north of Whitehorse, Yukon Territory. The Project site is located on Williams Creek, 8 km west of the Yukon River and some 38 km northwest of the town of Carmacks. Figure 1.3 -1 shows the general project location on a provincial scale. Figure 1.3 -2 shows the location on a smaller scale; proximate to the village of Carmacks and the Yukon River.

The Carmacks Copper Project site located in the Whitehorse mining division consists of 240 quartz claims, quartz claim fractions, quartz leases and quartz lease fractions as shown on Figure 1.3 -3. The term ‘quartz’ for a claim in the Yukon is the nomenclature used to distinguish between a claim for bedrock or lode mineral rights, in contrast to a ‘placer’ claim for placer mineral rights. The registered owner of the claims is WCC. Archer, Cathro & Associates (1981) Limited, at the election of WCC and Thermal, retain a 3.0% NSR royalty to a maximum of $2.5 million. Annual advanced royalty payments are made whenever the price of copper is above $1/pound and to date $400,000 of the royalty has been paid.

M3 has not attempted to verify WCC’s legal right to these claims.

In the Yukon, claims are valid for one year and may be renewed yearly provided annual assessment work of $100 per claim is carried out or a payment of $100 per claim in lieu of work is made. A fee of $5 for a certificate of work on each claim to record the assessment work is

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also applicable. Assessment work on a full-size fraction (greater than 25 acres) is the same as a claim but on a small-size fraction (less than 25 acres) only $50 per year assessment work is required. Quartz leases have a term of 20 years and may be renewed. Work done on the leases may not be transferred to the claims by ‘grouping’ and therefore does not qualify for assessment work on claims.

The property lies near but does not encroach on LSC R-9A, First Nations Surveyed Lands, Class A Land Reserve, where both surface and mineral rights are reserved for First Nations, in this case the Little Salmon Carmacks First Nation. However, the project site is considered by both Little Salmon Carmacks First Nation and Selkirk First Nation to be in their traditional territory.

In 1992, the leases on the property were surveyed as per one of the requirements of obtaining a lease. The legal survey was completed over the principal claims that cover most of the known showings, including the No. 1 Zone.

For exploration (and development) in the Yukon, the Quartz Mining Act and Quartz Mining Land Use Regulations require that:

(1)	All areas disturbed must be left in a condition conducive to successful regeneration by native plant species.

(2)	All areas disturbed must be re-sloped, contoured or otherwise stabilised to prevent long- term soil erosion.

(3)	Structures must be removed and the site restored to a level of utility comparable to the previous level of utility.

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May 22, 2007

1.7        ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

1.7.1        Accessibility

The Project site is currently accessible by 4-wheel-drive vehicles using an existing 12 km exploration road that leads north from km 33 of the secondary, government maintained, roadway (Freegold Road) from the village of Carmacks. Carmacks, on the Yukon River, is 175 km by paved road north of Whitehorse. A new 13 km access road will be constructed from the Freegold Road to the site as a part of the project development, brush clearing in preparation for this has occurred.

1.7.2        Climate

The climate in the project area is marked by warm summers and cold winters. Average daily mean temperatures at the Williams Creek Station range from -17.1 °C for the month of January to 15.2 °C for the month of July. Although weather station records are not complete, since 1994 daily temperatures as low as -42.5°C in January and 30°C in July have been recorded. The location close to the Arctic Circle provides 22 hours of daylight in late June with similarly long nights in late December.

Precipitation is light with moderate snowfall, the heaviest precipitation being in the summer months. The average annual precipitation is approximately 339 mm (water equivalent) with about 30% falling as snow. July is the wettest month. Annual lake evaporation is calculated to be 528 mm. The weather does not impede year round commercial operations in the Yukon, including outdoor activities in the winter, except in the harshest cold snaps when temperatures may plummet to –50° C. The Cyprus Anvil open pit lead/zinc mine at Faro and the Brewery Creek open pit/heap leach gold mine not far from the project both operated year round successfully for many years in this climate.

Winter conditions may be considered to extend over the period where daytime maximum temperatures average below zero, which ranges from November to March. The extreme cold temperatures in the region make outside construction in the winter difficult. In general, the outdoor construction season will be from May to October.

1.7.3        Local Resources

Local commercial resources are limited. The Village of Carmacks, with a population of about 400, has some lodging capacity and a few stores and restaurants. Table 1.7 -1 lists businesses currently based in Carmacks.

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Table 1.7 -1 Carmacks-Based Businesses

Business	Type of Service
Carmacks Towing	Vehicle towing, services, storage and repair
Mukluk Manor	Bed and Breakfast
Berdoe Enterprises	Construction and general maintenance
G&A Welding and Cartage	Welding and hauling
Sunrise Service Center	Auto service, fuel, RV park, groceries
Carmacks Development Corp.	Agency and general contracting
THWT Enterprises	Retail services and general contracting
Kando Enterprises	General contracting
Carmacks Hotel Ltd.	Hotel, RV park and guest services
Tatchun Centre	General Store and gas pumps
Gold Panner Restaurant	Licensed restaurant
Erik’s Services	Auto service and repair, towing
Dunema Zra Sanchi Ku	Daycare
CSM Landscape Construction	Landscaping, maintenance & general cont.
Roydom Campgrounds	Camping, RV park ad wash-house
Canadian Wilderness Travel	Wilderness tourism operator

Human resources are likewise limited. A large part of the workforce will be drawn from other areas, probably from Whitehorse.

The Tantalus School serves the village of Carmacks by providing education for grades K-12. Total enrolment in 2004/2005 was 103 for all grades.

Yukon College operates a satellite school in Carmacks, providing academic upgrading courses, GED, computer training, and various occupation-related courses.

A new community recreation center with video games, table games, and other activities is a focal point for local youth. The center also has a gymnasium with fitness equipment and an outdoor covered skating rink.

Outdoor recreational opportunities abound. Fishing, hunting, and trapping are popular. Indeed, these activities are basic to the Yukon way of life and central to the sustenance of many people. In addition, summer canoeing down the Yukon River is a significant activity within the area with most canoeists coming from outside the area. In fact, a recent survey showed 39% of the canoeists came from Germany and only 31% came from Canada. Only 8% were from the Yukon.

1.7.4        Infrastructure

The project is approximately 220 km from Whitehorse, the capital of Yukon Territory. Whitehorse has a population of around 20,000, which is roughly three-quarters of the entire Yukon population. Whitehorse has an international airport which is serviced by daily commercial flights from British Columbia and Alberta to the south and other northern communities. All-weather paved highways connect Whitehorse to the south and west to Alaska.

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In the past, the Yukon & White Pass Route (Y&WPR) railroad provided rail service from Whitehorse to port at Skagway Alaska some 180km to the south. Concentrate from the Faro mine was transported in this way after being trucked from the mine but when Faro closed down so did the railroad, except for tourist excursions. When the Faro mine reopened for a short period of time, the railway was not available and the concentrate was trucked all the way to Skagway for shipping over-seas. Skagway currently provides port facilities for cruise ships taking tourists to Yukon and Alaska.

The nearest operational rail head is at Fort Nelson BC, approximately 1200 km by paved road from Carmacks.

The Project site is currently accessible by an existing 12 km exploration road that leads north from km 33 of the secondary, government maintained, unpaved roadway (Freegold Road) from Carmacks. A small airfield used by private aircraft exists near Carmacks. The village of Carmacks lies on the Klondike Highway, a paved, all-weather highway, 175 km north of Whitehorse.

Carmacks has little infrastructure but may provide a location for some housing for the project. The southern Yukon power grid ends at Carmacks at present. This analysis assumes Yukon Energy will proceed with plans to extend this grid along the Klondike Highway north to Stewart. This would take the grid to within 11km of the project site. Discussions between WCC and Yukon Energy over the supply of power to this project have commenced.

Carmacks has full communications services available and cell phone service has recently been added to the area.

1.7.5        Physiography

Topography at the property area is subdued. Topographic relief for the entire property is 515 m. In the immediate area of the No. 1 Zone, topographic relief is 230 m. Elevations range from 485 m at the Yukon River to 1,000 m on the western edge of the claim block.

Outcrop is uncommon because of the subdued topography and lack of glaciation. The major portion of the claim block lying north of Williams Creek is unglaciated above the 760 m elevation line. The claim block area south of the Williams Creek valley and peripheral portions of the claim block, especially to the east, are covered by a veneer of ablation and lodgement boulder till with a sandy to silty matrix, generally less than 1 m thick.

Overburden is generally thin; a few centimeters of moss and organic material overlie 5 to 20 cm of white felsic volcanic ash (White River ash approximately 1,250 years old). In unglaciated areas, the white ash is underlain by 10 cm of organics or peat, and 15 to 50 cm of soil. Bedrock is extensively weathered, particularly the gneissic units. At the eastern end of Trench 91-6, for example, bedrock is 7 m below surface, the deepest recorded in the unglaciated area. In the glaciated areas, the white ash is underlain by tills, generally 1 m thick, except along Williams Creek valley where an undetermined depth of till and colluvium has collected. Permafrost is present at varying depths in most north-facing slope locations and at depth in other areas.

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Vegetation in wet areas, especially along the William Creek valley, consists of willows and alders. Drier areas are covered by spruce trees. The property as a whole is below the tree line.

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1.8        HISTORY

The first report of copper in this region was made by Dr. G.M. Dawson in 1887 concerning occurrences at Hoochekoo Bluff, located 12 km north of the property on the Yukon River. In 1898, the first claims were staked to cover copper showings that were associated with copper bearing quartz veins located in Williams Creek and Merrice Creek Canyons, east of the present Carmacks Copper deposit.

In the late 1960’s, exploration for porphyry copper deposits in the Dawson Range led to the discovery of the Casino porphyry copper deposit, 104 km to the northwest. This discovery precipitated a staking rush that led to the staking of the Williams Creek property in 1970 by G. Wing and A. Arsenault of Whitehorse. The Dawson Range Joint Venture (Straus Exploration Inc., Great Plains Development of Canada Ltd., Trojan Consolidated Minerals Ltd., and Molybdenum Corporation of America) optioned the property and conducted reconnaissance prospecting and geochemical sampling. Archer, Cathro & Associates Limited acted as manager. During the site examination by the Dawson Range Joint Venture, G. Abbott and D. Eaton located the present No. 1 and No. 2 Zones. The property was purchased by Western Copper Holdings and Thermal Exploration in 1989. Western and Thermal merged in 1995 to become Western Copper Holdings Ltd.

In 1993, Kilborn Pacific Engineering, Inc. (Kilborn) completed the first full feasibility study for the project. Kilborn updated that study in 1995. Based upon positive results reported by Kilborn, the company made the decision to proceed with project development and filed for environmental review together with Quartz Mining and Water License applications. In December 1997, Kilborn issued a basic engineering study and a definitive capital cost estimate. The company then began the process of obtaining proposals for the construction of the project. In 1998, after completing some early construction work, the company suspended the project indefinitely due to low copper prices.

In February 2003, Western Copper Holdings Ltd. changed their name to Western Silver Corporation as a result of a corporate redirection toward silver mining.

In late 2004, based in part on renewed optimism in the price of copper, Western Silver agreed with the Yukon Territorial Government to re-enter the permitting process and has been engaged since then in the environmental review process under the YEA process and more recently the newly enacted YESAA process.

In early 2006 Glamis Gold purchased Western Silver Corporation and spun off a separate firm named Western Copper Corporation (WCC). WCC retained the rights to the Carmacks Copper Project.

In September 2006 WCC retained M3 Engineering & Technology Corporation (M3) to revise the earlier studies and to create a Bankable Level Feasibility Study fully compliant with NI 43-101.

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1.9        GEOLOGICAL SETTING

The regional geology was described by Bostock in 1936 and more recently by Tempelman- Kluit in 1975, 1980 and 1985. Figure 1.9 -1 is a geologic map of the region. The Carmacks region lies within the Intermontane Belt, which in the Carmacks map-area is divisible into the Yukon Cataclastic Terrane, Yukon Crystalline Terrane and Whitehorse Trough. Units of the Whitehorse Trough lie to the east of the Hoochekoo Fault, east of the Carmacks Copper Project. The Whitehorse Trough comprises Upper Triassic intermediate to basic volcanic (Povoas Formation) capped by carbonate reefs (Lewes River Group) and Lower Jurassic greywacke, shale and conglomerate (Laberge Group) derived from the underlying Upper Triassic granitic rocks. The Yukon Cataclastic Terrane includes hornblende-biotite-chlorite gneiss with interfoliated biotite granite gneiss, the Permian Selwyn Gneiss, intruded by the Upper Triassic Klotassin Suite- Minto Pluton and the Granite Mountain Batholith. Weakly foliated, mesocratic, biotitehornblende, Granite Mountain granodiorite contains screens or pendants of strongly foliated feldspar-biotite-hornblendequartz gneisses that host the Carmacks Copper deposit.

The Yukon Crystalline Terrane, extensively exposed southwest of the Carmacks Copper deposit, includes quartz-mica schist with quartzite, marble and amphibolite, Early Palaeozoic age and possibly equivalent to Pelly Gneiss, intruded by Cretaceous and Jurassic-aged granites and syenites. Tempelman-Kluit (1985) has included Upper Cretaceous Carmacks Group intermediate to basic volcanic and Cretaceous Mount Nansen intermediate to acid volcanic and sub-volcanic equivalents in the Yukon Crystalline Terrane.

Mesozoic strata of the Whitehorse Trough are only exposed in fault contact with the Yukon Crystalline Terrane and Yukon Cataclastic Terrane, but may rest depositionally on them or certain of their strata. The relationship between the Yukon Crystalline Terrane and Yukon Cataclastic Terrane is unknown.

Younger plutonic rocks intrude all three divisions of the Intermontane Belt and the contacts between them. Carmacks Group and Mount Nansen volcanic overlie portions of all older rocks, suggesting that they should not be classified in the Yukon Crystalline Terrane, but are younger rocks that obscure relationships between the older terrane rocks.

The predominant northwest structural trend is represented by the major Hoochekoo, Tatchun and Teslin faults to the east of the Carmacks Copper Project and the Big Creek Fault to the west. East to northeast younger faulting is represented by the major Miller Fault to the south of the Carmacks Copper Project.

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1.10        PROPERTY GEOLOGY

The Carmacks copper-gold deposit lies within the Yukon Cataclastic Terrane. The deposit area is underlain by intrusive and meta-intrusive rocks of the Granite Mountain Intrusion. Compositions range from granodiorite to diorite. These rocks are equigranular to porphyritic, and massive to moderately foliated. The porphyritic phases contain phenocrysts of K-(potassium) feldspar, plagioclase and/or quartz. In some instances, the K-feldspar phenocrysts range up to 3 cm long. Post mineralization granitic pegmatite and aplite dykes are widespread in the area. Figure 1.10 -1 shows the property geology.

Hornblende is present in dioritic intrusive rocks and locally in the granodioritic phases. Quartz, K-feldspar, and plagioclase are present in all intrusive phases. Plagioclase is subhedral and very locally displays growth zoning.

The host rocks for copper- and gold mineralization at the No. 1 Zone can be divided into three types: 1) biotite-rich gneiss and quartzofeldspathic gneiss; 2) ‘siliceous ore’; and 3) fine-grained ‘amphibolite’ and biotite schist. In addition, 14 identified zones containing Cu mineralization are known on or in the immediate vicinity of the property.

Most of the geological information comes from geophysics and drill core as there is only limited outcrop on the property found along spines on the ridges and hill tops. Float, derived locally because the area was not glaciated by continental glaciation, can be seen in the old trenches on the property and along the cuts of the drill roads.

Petrographic examination indicates Granite Mountain granodiorites have a varied mineralogical content with areas of silica under-saturation and plagioclase oversaturation. These variations are probably the result of the assimilation of precursor rock to the gneiss units.

The general lack or very low quartz content and the high mafic content suggest a volcanic origin for the gneisses. An origin of arkosic sediments derived from a basic volcanic or plutonic regime could also be considered, but the poor continuity of rock units down dip, as demonstrated in Cross-section 1000 N, weighs against a sedimentary origin. An andesitic to basaltic pyroclastic volcanic, probably tuffaceous, agglomeratic or breccia precursor rock is considered the most likely.

Post mineralization aplite and pegmatites are common. They range in thickness from a few centimeters up to three m. Quartz veins are uncommon and average two to five centimeters in thickness. Thin mafic dykes that were feeders for Carmacks Group volcanic are also uncommon. The only copper mineralization in these dykes and veins is non-sulphide secondary copper in aplite and pegmatite.

All of the historically estimated resources are contained in the No. 1 Zone which extends over a 700 m strike length and at least 450 m down dip. The deposit is open at depth and is oxidized to 250 m in depth. Copper-gold mineralization at Carmacks Copper is hosted by feldspathic-biotite-hornblende-quartz gneisses. These gneisses have been subdivided into nine categories

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based on coarseness and biotite-hornblende content. All of the gneisses are silica undersaturated and mafic rich.

The character of the deposit changes along strike leading to a division into northern and southern halves. The northern half is more regular in thickness, dip angle, width and down dip characteristics. The southern half splays into irregular intercalations, terminating against sub-parallel faults down dip. Both the north and south ends of the deposit are offset by cross-cutting faults. The No. 4 Zone is interpreted as the southern offset extension of the No. 1 Zone. The northern offset has not been identified yet.

In the northern half of the zone, copper grades are higher in the footwall relative to the hanging wall. Oxide copper grades increase with depth in both the footwall and hanging wall. There is no association of copper values with rock type, mafic mineral content, or grain size. Gold values are higher in the north half of the deposit. They average 0.022 ounces gold per ton (0.75 g/t) compared with 0.008 ounces gold per ton (0.27 g/t) in the south half. There is no apparent increase in values with depth and the highest grade gold values are not associated with the highest copper values; however, gold values in the northern half are higher in the footwall section. This lack of increase in gold values with depth suggests that the gold distribution reflects a primary distribution rather than a secondary distribution such as oxide copper values. As with oxide copper, gold content does not correlate with rock type, mafic constituents or grain size. The majority of the gold occurs in a higher-grade zone between section 1700 N and section 1200 N.

1.11        DEPOSIT TYPES

The Carmacks Copper deposit is similar to the Minto deposit located 50 km to the northwest (Sinclair, 1976, Pearson, 1977, MinFile, 2003) except that the Minto deposit is flat lying and primarily a sulphide deposit. The Minto deposit is now owned by Sherwood Mining Corporation and is being fast tracked toward development due to the current price of copper. Sherwood estimated resources on the Minto main zone and stated measured and indicated resources totalling 7,790,000 tonnes grading 1.9% copper and 0.6 g/t gold (News Release dated Feb. 7, 2006); in Area 2 the resource is quoted as 7,596,000 tonnes grading 1.2% copper and 0.48 g/t gold (news release dated Feb 26, 2007. The Minto deposit has been interpreted as a metamorphosed stratiform sedimentary copper deposit.

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1.12        MINERALIZATION

The majority of the copper found in oxide portion of the No. 1 Zone is in the form of the secondary minerals malachite, cuprite, azurite and tenorite (copper limonite) with very minor other secondary copper minerals (covellite, digenite, djurlite). Other secondary minerals include limonite, goethite, specular hematite and gypsum. Primary copper mineralization is restricted to bornite and chalcopyrite. Other primary minerals include magnetite, gold, molybdenite, native bismuth, bismuthinite, arsenopyrite, pyrite, pyrrhotite and carbonate. Molybdenite, visible gold, native bismuth, bismuthinite, and arsenopyrite occur rarely.

Alteration minerals that could be considered strictly related to the mineralizing event rather than weathering or dyke intrusion are not recognizable. Epidotization and potassium feldspathization are obviously related to pegmatite dyke intrusion which is a post-mineralization event. Clay (montmorillonite type) and sericite development are clearly weathering products. Silica introduction, usually as narrow veinlets, is not common and may be related to aplite dyking or metasomatism. Chloritization of mafics, biotitization of hornblende, rare garnets, carbonate, and possibly anhydrite all appear related to metasomatism and assimilation of precursor rocks to the gneissic units.

The upper 250 m of the No. 1 Zone is oxidized. Within the oxidized area, pyrite is virtually absent and pyrrhotite is absent. Weathering has resulted in 1% to 3% pore space and the rock is quite permeable. Secondary copper and iron minerals line and in-fill cavities, form both irregular and coliform masses, fill fractures, and rim sulphides. Primary sulphide minerals and magnetite are disseminated and form narrow massive bands or heavy disseminations in bands. Non-copper sulphides are not common in the weathered zone and are usually intergrown or associated with each other when they do occur. They most commonly occur in hematite but also occur in copper sulphides and in the gangue minerals. Gypsum occurs as microveinlets. Carbonate occurs as pervasive matter, irregular patches or microveinlets, not commonly, but on the order of 1% where present. Gold occurs as native grains, most commonly in cavities with limonite or in limonite adjacent to sulphides, but also in malachite, plagioclase, chlorite and rarely in quartz grains. Gold is rarely greater than 5 microns in size.

Secondary copper mineralization does not appear to be preferential to a particular rock type. In the north half of the No. 1 Zone, copper mineralization forms high and low grade zones that are reasonably consistent both along strike and down dip and these zones transcend lithologic boundaries. Higher grades tend to form a footwall zone while lower grades form a hanging wall zone.

Primary mineralization, below the zone of oxidation comprises chalcopyrite, bornite, molybdenite, magnetite, pyrite and pyrrhotite. Primary copper mineralization appears to be zoned from bornite on the north to chalcopyrite and finally to pyrite and pyrrhotite on the south. Narrow veinlets of anhydride were found in the deepest drill hole.

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1.13        EXPLORATION

A considerable amount of exploration and drilling has been carried out on the property leading up to and during the discovery and definition of the Carmacks copper deposit. In addition to drilling, the main mode of exploration has been trenching. The main No. 1 Zone has been trenched at 200 foot spacing and one or two trenches have been excavated on most of the other known anomalies.

Ground geophysics was carried out in 1991 over the No. 1 Zone area and continued north and south over a total 20,000-foot strike length. The survey was done at 200-foot line spacing for a total of 52.4 line miles. The VLF-EM and magnetometer survey identified numerous structures assumed to be faults as well as the main zone style mineralization.

In 1993, Sander geophysics conducted an airborne magnetic, radiometric and VLF-EM survey over an even larger grid. Two hundred and fifteen line km were flown at 100-m line spacing.

The Carmacks area in general was also covered by a regional fixed wing airborne geophysical survey conducted by Fugro Airborne Surveys for the Yukon government in 2001 (Shives et al, 2002).

The 2006 exploration program on the Carmacks Copper Property consisted of diamond drilling, Rapid Air Blast drilling, and environmental baseline studies. The field program was completed on November 17, 2006 and included a total of 34 drill hole for a total of 7,100 m of core.

1.14        DRILLING

Prior to 2006, a total of 80 diamond drill holes and 11 reverse circulation holes, amounting to approximately 12,900 m of drilling, were drilled in the exploration of the property. Five very short holes totalling 63 m were also drilled on the property. Drill holes are numbered by zone so hole 101 would be the first hole drilled on the No. 1 Zone and hole 1302 would be the second hole in No. 13 Zone.

Core drilling of the No. 1 Zone utilized BQ size in 1971, NQ size in 1990 and HQ size in 1991 and 1992. Three NQ size holes drilled in 1990 had variable recoveries. Hole 118 recovered virtually 100% of the core, hole 119 averaged in the high 80% range, and the third hole, hole 120 averaged in the low 90% range. Core recovery for the HQ size holes averaged in the mid to high 90% range.

In 1992, an NQ size hole, number 158, was drilled using the triple (split) tube system. Except for rare instances where the core tube failed to latch, core recovery was 100%. Friable or broken sections were more completely recovered using larger diameter core (HQ) and the triple tube system.

Three reverse circulation down-hole hammer holes were drilled on the No. 1 Zone in 1992. They were drilled to twin diamond drill holes 119 (NQ), 125 (HQ) and 126 (HQ). The purpose of these holes was to determine if significant quantities of copper mineralization were lost

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through water circulation during diamond drilling and to determine if the expected higher recovery of friable or broken mineralized gneiss in large diameter holes would improve the grade.

The three reverse circulation holes RC-4, RC-5, and RC-6 were drilled dry through the mineralized section so that no losses to washing could take place. Hole RC-4 twinned HQ-core hole 125 and was similar in grade and width, 39.62 m averaging 1.40% Cu versus 48.16 m averaging 1.36% Cu, respectively. Hole RC-5 twinned HQ-core hole 126 and improved the grade, 48.77 m averaging 1.07% Cu versus 44.50 m averaging 0.83% Cu, respectively. Hole RC-6 twinned NQ-core hole 119 and also improved the grade, 44.20 m averaging 1.11% Cu versus 49.68 m averaging 0.96% Cu, respectively. Hole 125 recoveries averaged in the mid 90% range while holes 126 and 119 both averaged in the high 80% range. The improved grades in RC-5 and RC-6 suggest that when core recoveries were below the mid 90% range, grades are possibly understated by diamond drill results. However, a t-test comparison of reverse circulation holes versus diamond drill holes indicates there is no statistical difference in the results.

For the 2006 drill program each hole started with HQ core (63.5 mm) and most holes reduced to NTW (50.5 mm) with the occasional hole having to reduce down to BTW (40.7 mm) at greater depths. In general, core recovery for the 2006 program was greater than 97%.

The object of the 2006 program was to examine the down-dip extension of the No. 1 Zone, with a goal to delineating the oxidation-reduction front at depth on the deposit; confirm historic drill results by twinning two of the previously drilled holes and explore along strike to search for lateral extensions of the No. 1 Zone and to expand the knowledge of some of the other mineralized zones.

In addition, a Rapid Air Blast (RAB) drilling program commenced in August 2006 which was designed to condemn areas of the property for future plant development.

1.15        SAMPLING METHOD AND APPROACH

Drill core in 1971 and 1990 was sampled in 3.05 m intervals. In 1991 and 1992, drill core was sampled by rock type for geological information but sampling was largely within 3.05 m intervals to facilitate later statistical analysis of assay data.

Reverse circulation holes were sampled over 1.52 m intervals within the No.1 Zone and at 3.05 m intervals for 7.62 m to 15.24 m on either side of the mineralization. Duplicate 12.5% splits were collected with one sample for assay and one sample kept at the core storage area.

All trenches across the No. 1 Zone were channel sampled with 1.52 m or 3.05 m sample lengths. Trenches parallel to the zone were not sampled. In 1971 rock assays were performed by Whitehorse Assay Office in Whitehorse. Two batches of sample rejects were sent to Chemex in Vancouver for check assays. In the first batch, the Chemex results were 5.9% higher than the originals but the second batch returned values 5.7% lower on average. In the programs from the 1990s, trench and drilling samples were sent for analysis to Chemex Labs Ltd. at 212

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Brooksbank Avenue, North Vancouver, B.C. All samples were dried and crushed to better than 60% minus 10 mesh. An appropriate size split then underwent Cr-steel ring pulverization until >90% was minus 150 mesh size.

Total copper was assayed by HClO4 – HNO3 digestion followed by Atomic Absorption Spectrometry (AAS) with a 0.01% detection limit. Non-sulphide copper was assayed by dilute H2SO4 digestion followed by AAS with a 0.01% detection limit. Gold was assayed by a 1/2 assay ton fire assay followed by AAS with a 0.002 oz/ton (0.0686 g/tonne) detection limit and an upper limit of 20 ounces per ton (685.71 g/tonne). Silver was assayed by aqua regia digestion followed by AAS with a 0.01 oz/tonne (0.34 g/tonne) detection limit and an upper limit of 20 oz/tonne (685.71 g/tonne).

All 1990 to 1992 drill samples were assayed for total copper, non-sulphide copper, gold and silver. Most trench samples were assayed for the same elements but a few peripheral trench samples were not assayed for non-sulphide copper, gold or silver. In 1971, any drill sample without obvious copper oxides or carbonates was not assayed for non-sulphide copper, and deeper intercepts were generally not assayed for gold or silver.

For the 2006 program, all drill core sample intervals were marked at 1.0 m intervals by a qualified geologist. All samples were cut using a diamond core saw to obtain the best quality split core sample. Samples were packaged and shipped using industry standard secure packaging and were sent to ALS Chemex Laboratories in North Vancouver for processing.

Samples were processed by crushing to >70% -2 mm and pulverizing a 250 gram split to >85% -75 mm according to the ALS Chemex Prep 31 procedure. The samples were then analysed for 27 elements by “Near Total” digestion and Inductively Couple Plasma Emission Spectroscopy (ICP-ES) by ALS Chemex procedure ME-ICP61 or ME-ICP61a. As well, each sample was analysed for gold by fire assay and Atomic Absorption Spectroscopy (AAS) on a 30 g sample by procedure Au-AA23; for total copper content by four-acid (HF-HNO3-HClO4-HCl) digestion and Atomic Absorption according to procedure Cu-AA62; and for non-sulphide copper by sulphuric acid leach and AAS according to procedure Cu-AA05.

Duplicate samples were collected regularly, nominally every 20th sample, and were given unique sample numbers. For the first portion of the program, the duplicates were sent along with the original samples to ALS Chemex for processing and were processed as described above. For the latter portion of the program, the duplicates were sent to Acme Analytical Laboratories in Vancouver for analysis. The samples sent to Acme were processed by crushing to >70% -10 mesh and pulverizing a 250 gm split to >95% -150 mesh according to the Acme R1 50 procedure. The samples were then analysed for 43 elements by “Four Acid” digestion and Inductively Couple Plasma Mass Spectroscopy (ICP-MS) by Acme procedure 1T-MS. As well, all samples were analysed for gold by fire assay and (ICP-ES) on a 30 gm sample by procedure 3B ICPES; total copper content was determined by four-acid (HF-HNO3-HClO4-HCl) digestion and ICP-ES according to procedure 7TD; and for non-sulphide copper by sulphuric acid leach and AAS according to procedure 8.

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1.16        SAMPLE SECURITY

Standard sample handling practices of the era were used on the property in pre-2006 work. No special security precautions were noted in the sampling, shipping and analysis of the mineralization from the deposit. No irregularities were found in the historical data, and some check assays were performed.

The 2006 sampling and shipping procedure was handled in a secure manner. The sampling procedure was set-up by Scott Casselman, P. Geo., and all shipments were supervised by a representative of Aurora Geosciences Ltd to the point that they were delivered to the trucking company in Whitehorse for trucking to the lab in Vancouver. There has been no indication by the lab that any of the shipments have been tampered with.

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1.17        DATA VERIFICATION

Wardrop carried out a test of digital assay data integrity by verifying 69% of the database records against the original electronic assay certificates. It should be noted that original assay sheets were missing for 24 of the drill holes; therefore, comparisons could not be made to the original assay certificates.

Of the 53 drill holes verified, a total of 8 data entry errors were found as a result of the check. All of the discrepancies found were negligible based on their low grade values. All errors were corrected in the digital database. Collar coordinates were checked against the database entries. No discrepancies were observed. Wardrop concluded that the assay and survey database is sufficiently free of error to be adequate for resource estimation of the Carmacks deposit.

In August 2006, two historical drill holes were twinned to verify the validity of the historical assay results using current drilling, sample handling and assaying practices.

The twin holes, WC_003 and WC_004, were drilled to test historical holes 91-140 and 91-141, respectively, drilled in 1991.

The locations and orientations of the holes are listed in Table 1.17 -1 below:

Table 1.17 -1: Coordinates of Twin Drill Holes

Hole	NAD83UTM E	NAD83UTM N	Az_True	Dip
DDH 1- 40	411878	6913907	248.5	-50
WC-003	411875	6913902	245	-50
DDH 1- 41	411902	6913855	248.5	-50
WC-004	411905	6913857	245	-50

A comparison between the historical and current assay results can be found in Table 1.17 -2 below. The hanging wall and footwall contacts were well defined in all four drillholes. The lengths of the intercepts listed in the table are from the hanging wall contact to the footwall. There were well-mineralized intersections below the footwall contact in all four holes, but these were not used in the comparison below.

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Table 1.17 -2: Comparison of Check Drilling and Historical Drilling

	91-140		WC 003		Difference (%) (new-old)	91-141		WC 004		Difference (%) (old-new)
	Total Cu	OX Cu	Total Cu	OX Cu		Total Cu	OX Cu	Total Cu	OX Cu
Length	39.6m	39.6m	39m	39m	-1.54%	48.8	48.8m	48m	48m	-1.67%
Average	1.24	0.84	1.67	0.97	+15.77% (OX Cu)	1.23	0.98	1.13	0.99	+1% (OX Cu)
SD (%)	0.7	0.5	0.87	0.44		1.45	1.05	0.94	0.87
Var (%)	0.59	0.41	0.7	0.34		0.91	0.66	0.65	0.59

The historical grade and geological interpretations are repeatable using modern drilling, core handling and sampling methods, and assay procedures. The differences in section widths are a function of the fact that the historical drill results were sampled on a 10-foot interval while the 2006 drilling was sampled on a three-meter interval. The small discrepancy between total copper values in hole 91-141 and WC 004 are caused by a short intersection of anomalously high grade copper (6.5%) over a length of 2.74 m in 91-141 that was not present in hole WC 004.

A number of check samples were also collected from selected portions of 1991 drill core stored on the property. The samples were selected by Aurora Geosciences Ltd. personnel and were collected by quartering remaining split core with a rock saw. The samples were collected at one-meter intervals, falling within 1991 sample intervals for comparison purposes. The sample handling, shipping, and preparation control procedures followed were the same as those employed for the 2006 diamond drill program.

Table 1.17 -3: Comparison of Check Drilling to Historical Drill Intersections

	1991 SAMPLE INTERVALS						2006 ONE METRE RE-ASSAYS
Hole Number	From (m)	To (m)	Length (m)	Oxide Cu_pct	Total Cu_pct	Au ppm	From (m)	To (m)	Length (m)	Oxide Cu_pct	Total Cu_pct	Au ppm
1-22-91	38.40	42.06	3.66	0.77	1.60	1.100	39.92	40.84	0.92	0.51	1.32	0.748
1-27-91	34.75	37.80	3.05	2.95	3.11	0.340	36.88	37.79	0.91	2.43	2.80	0.289
1-28-91	26.52	26.82	3.05	1.61	1.72	0.410	24.68	25.60	0.92	3.00	3.34	1.925
1-32-91	50.90	53.95	3.05	1.81	2.02	0.210	51.81	52.70	0.89	2.93	3.25	0.250
1-35-91	77.42	80.47	3.05	1.82	1.96	0.270	77.41	78.33	0.92	3.14	3.54	0.296
1-38-91	117.81	119.18	1.37	1.12	1.20	0.775	118.56	119.48	0.92	0.93	1.04	0.399
1-50-91	64.53	67.00	2.47	0.90	1.00	0.101	64.31	65.22	0.91	0.90	1.14	0.454
1-56-91	54.86	57.91	3.05	1.86	1.90	0.450	54.86	55.77	0.91	1.28	1.39	0.944
1-57-91	78.64	81.69	3.05	1.21	1.36	1.747	78.94	79.85	0.91	0.81	1.03	0.181
1-58-91	88.39	91.44	3.05	0.18	0.19	0.000	88.39	89.30	0.91	0.37	0.42	0.013
WEIGHTED AVERAGE				1.44	1.64	0.550				1.63	1.93	0.550

It was not possible to sample exactly the same intervals of drill core as were sampled in 1991, but the results are nonetheless consistent with the previous sampling. On average, the new assay

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values are close to and in most cases are higher than the historic values. In fact, the average values of the re-assays are substantially higher than the historic assay results.

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1.18        ADJACENT PROPERTIES

There are no adjacent operational mining properties that would lead to a better understanding of this property. See Section 1.11.

1.19        MINERAL PROCESSING AND METALLURGICAL TESTING

The metallurgical testing program on the Carmacks Copper Project focused on the recovery of acid soluble copper mineralization in the oxide cap of the Zone 1 deposit as defined in Section 1.26.1, Mine Operations. The primary emphasis has been on development of design criteria and optimal operating parameters for heap leaching the crushed and agglomerated ore, followed by solvent extraction for solution concentration and purification and electrowinning for recovery of cathode copper metal. Some limited testing has been performed on heap leaching using run of mine (ROM) ore, examining leaching of the sulphide mineralization, and recovering gold following copper recovery.

Samples used in the Carmacks metallurgical testing program were taken from either surface trenching or drill core.

Table 1.19 -1 presents a list of the 11 metallurgical test programs undertaken since the first test in 1971.

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Table 1.19 -1: Historical Metallurgical Test Programs

Test or Report Date	Company	Test By	Ore Classification, Sample or Composite Description	Test type
9/1971	Treadwell Corp.	Goodwin, J	Unknown	B. Roll
10/1989	Coastech Research	Lawrence, R	Unknown	Reactor and column
6/1990	BD&A	Unkown	Ore Composite	B. Roll
5/1992	BD&A	Beattie, M	Drill Core Composite	B. Roll
6/1992	Lakefield	Webster, S.	Drill Core Composite	B. Roll
4/1994	Brown & Root, Inc.	Schlitt, W.J.	Ore Composite	Crib
5/1994	Beattie Consulting, PRA	Beattie, M	Unknown	Column
2/1/1996	Beattie Consulting, PRA	Beattie, M	Drill Core Composite	Column
2/1/2001	Beattie Consulting, PRA	Beattie, M	Ore Composite	Column
4/20/2005	Westcoast Biotech	Bruynesteyn, A.	Ore Composite	Column
3/1/2006	Westcoast Biotech	Bruynesteyn, A.	Ore Composite	Column

1.19.1        Copper Extraction and Recoveries

The copper extraction from column tests, operated with the optimal crush size, acid addition, and leach time, was remarkably similar. The three column tests that were operated under conditions that most closely mimic those being considered commercially were those done by Beattie Consulting PRA during 1996 and 2001 where ore was crushed to -20 mm and agglomerated, columns were greater than 5 m in height, and where the columns were irrigated with solution at a pH of 1 – 1.5 for 160- 190 days.

Copper extraction for all of these tests exceeded 80%, and columns that were leached for longer periods of time reached 85% or greater. 80% recovery with 85% recovery after an extended leach time was observed in several other tests as well. The 1990 composite columns both achieved greater than 85% copper extraction. Bottle rolls on assay rejects performed by Beattie in 1992 all achieved greater than 85% extraction except for the lower grade (<0.5% copper). Note that the current mine plan indicates that there will be negligible quantities of low grade material.

The best indication of copper recovery for the resource comes from sequential leaching tests run by PRA Labs in 2007. The sequential leaching results were reduced to the following equations:

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If Cu(oxide)/Cu(total) > 0.79, Leachable Copper = 85%
If Cu(oxide)/Cu(total) < 0.79, Leachable Copper = 95% x Cu(oxide)/Cu(total) + 10%

The 85% extraction will be spread out over the life of the heap. It is assumed that 80% of the leached copper will be recovered in the first year, an additional 2.5% over the next two years, with the final 2.5% recovered at the end of the heap life when the heap is rinsed.

1.19.2 Sulphuric Acid Consumption

The acid consumption rates calculated during the sequential leaching tests are a good indication of the acid consumption over the range of material expected from the mine. These tests, when the samples from below the pit bottom are removed, had an average acid consumption of 25 kg/t. Note that, as these tests were performed on pulverized samples, the actual acid consumption from this material at the planned coarser crush size would be expected to be lower.

The test results indicate that acid consumption during leaching of the Carmacks Copper ore increases with the level of acid addition and with a decrease in particle size for the various ore types. Excess acid provided is readily consumed by the constituents of the rock. The test work indicates that a favourable operating strategy is to agglomerate the ore with 5 kg/t H2SO4 and to apply leach solution at approximately pH of 1.5. Addition of high concentrations of acid should be limited to overcoming the initial neutralization potential of the ore. Under these conditions, it is evident that a total acid consumption of no greater than 25 kg/t H2SO4 can be achieved.

1.19.3        Other Reagent Requirements

Organic Reagents

The organic phase of the SX process will be composed of 16% Cytec Industry’s Acorga M5774 and 84% diluent (kerosene). Consumption of the organic reagent is mostly due to entrainment in the raffinate with subsequent loss on the heap. Consumption rates are expected to be 30,039 kg/yr for the reagent and 155,496 kg/yr for the diluent.

Other

Guartec will be used as a plating aid in the electrowinning process at a rate of 3,534 kg/yr.

Cobalt sulphate also assists the plating process. Consumption is estimated at 10,602 kg/yr.

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1.20        MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Mineral resources were estimated for the Carmack’s Project by Wardrop with the use of 3D modeling software, GEMS Version 6.04, provided by Gemcom Software International of Vancouver (Gemcom). Historical drill hole data (pre 2006) was converted from a local Imperial grid to the Metric coordinate system, Nad 83. Drill hole data from the completed 2006 drilling campaign were imported without conversion. Resources were estimated by Mr. Waldegger and verified and validated by Dr. Gilles Arseneau, P. Geo., Manager of Geology at Wardrop.

1.20.1        Exploratory Data Analysis

Wardrop received a Gemcom project containing drill hole locations, survey, and assay data in imperial measurements for each hole drilled previous to the 2006 drilling campaign.

Collar locations were transformed into the Nad 83 coordinate system using Autocad software. The transformation was completed by moving, rotating, and scaling a drawing referenced in the local exploration grid coordinate system to match the same grid in a new drawing referenced in Nad 83. Collar locations were imported as points into Gemcom and pressed to the topographic surface to determine elevation. Drill hole location data were formatted in MS Excel prior to importing into a new, metric Gemcom project.

Survey and Assay data were converted to metric and imported into Gemcom.

Limited lithological coding was also received, converted to metric, and imported into Gemcom.

Drill hole data from the 2006 campaign was received as spreadsheets. Location, survey, and assay data were formatted and imported into Gemcom.

1.20.2        Assays

The two assay populations, pre-2006 and current drilling, were analyzed separately to determine any variances between the two drilling campaigns (Table 1.20 -1 and Table 1.20 -2) and determined that there are no appreciable differences between the historical data and the 2006 drill hole data. Wardrop recommends that WCC re-sample the pre-2006 drill core and assay for gold and silver.

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Table 1.20 -1:Descriptive Statistics of Assay Data in Mineralized Zone – Pre-2006 Drilling

Historical Assays	Length	Cu %	Oxide Cu %	Au g/t	Ag g/t
Count Mean Standard Error Median Mode Standard Deviation Sample Variance Kurtosis Skewness Range Minimum Maximum Confidence Level (95.0%)	826 2.26 0.03 2.59 3.05 0.93 0.86 -1.09 -0.47 4.21 0.06 4.27 0.06	826 1.10 0.03 0.88 0.70 0.92 0.85 6.52 2.03 7.07 0.00 7.07 0.06	826 0.89 0.03 0.72 0.00 0.84 0.70 4.82 1.83 5.70 0.00 5.70 0.06	826 0.514 0.036 0.274 0.000 1.020 1.041 144.063 9.912 17.143 0.000 17.143 0.070	826 4.623 0.217 3.086 0.000 6.241 38.944 14.525 3.193 59.200 0.000 59.200 0.426

Table 1.20 -2: Descriptive Statistics of Assay Data in Mineralized Zone – 2006 Drilling

2006 Assays	Length	Cu %	Oxide Cu %	Au g/t	Ag g/t
Count Mean Standard Error Median Mode Standard Deviation Sample Variance Kurtosis Skewness Range Minimum Maximum Confidence Level (95.0%)	1716 1.00 0.00 1.00 1.00 0.05 0.00 331.44 14.69 1.69 0.31 2.00 0.00	1716 1.11 0.02 0.84 0.84 0.99 0.98 15.29 2.97 10.94 0.00 10.95 0.05	1716 0.69 0.02 0.48 0.02 0.82 0.67 8.75 2.33 7.08 0.00 7.08 0.04	1716 0.528 0.024 0.244 0.002 0.999 0.998 178.844 9.628 23.698 0.002 23.700 0.047	1716 5.554 0.179 3.000 0.250 7.397 54.713 14.048 3.302 59.750 0.250 60.000 0.350

1.20.3        Capping

Grade capping was considered and evaluated by examining the cumulative frequency distribution and histograms for copper oxide and total copper, while the assay data is log normal, the distribution did not appear to reflect multiple populations so Wardrop decided not to apply grade capping to the assay data.

1.20.4        Composites

Assays were composited to a fixed length of five m, within the geological solids. Composites were generated from the base of the hole upwards to assure that the higher gold values found associated with the footwall of Zone did not get eliminated by the compositing routine. A total

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of 764 composites were generated within the mineralized zones. Composites that were less than 2.5 m in length, a total of 39 composites, were eliminated from the data set before estimation (Table 1.20 -3). A total of 1996 composites were generated within the surrounding country rock of which 1927 were greater than 2.5 m long and used in the grade estimation (Table 1.20 -4).

Table 1.20 -3: Descriptive Statistics of Composites Generated within the MineralizedZones

Ore Zones	Length	Cu Total	Cu Oxide	Au g/t	Ag g/t
Count Mean Standard Error Median Mode Standard Deviation Sample Variance Kurtosis Skewness Range Minimum Maximum Confidence Level (95.0%)	725 4.95 0.01 5.00 5.00 0.28 0.08 36.61 -5.95 2.46 2.54 5.00 0.02	725 1.08 0.03 0.91 0.00 0.74 0.55 4.26 1.60 5.53 0.00 5.53 0.05	725 0.77 0.03 0.64 0.00 0.70 0.48 3.11 1.34 4.64 0.00 4.64 0.05	725 0.502 0.025 0.274 0.000 0.663 0.440 16.774 3.438 5.724 0.000 5.724 0.048	725 4.906 0.199 3.249 0.000 5.348 28.596 6.562 2.384 37.021 0.000 37.021 0.390

Table 1.20-4: Descriptive Statistics of Composites Generated within the CountryRock

Country Rock	Length	Cu Total	Cu Oxide	Au g/t	Ag g/t
Count Mean Standard Error Median Mode Standard Deviation Sample Variance Kurtosis Skewness Range Minimum Maximum Confidence Level (95.0%)	1927 4.95 0.01 5.00 5.00 0.29 0.08 41.46 -6.38 2.44 2.56 5.00 0.01	1927 0.02 0.00 0.00 0.00 0.08 0.01 233.79 12.43 2.05 0.00 2.05 0.00	1927 0.01 0.00 0.00 0.00 0.04 0.00 93.60 8.73 0.66 0.00 0.66 0.00	1927 0.003 0.001 0.000 0.000 0.026 0.001 460.168 18.141 0.765 0.000 0.765 0.001	1927 0.054 0.008 0.000 0.000 0.333 0.111 284.894 13.913 8.772 0.000 8.772 0.015

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1.20.5        Bulk Density

In 1991, specific gravities were estimated by Chemex Labs, Ltd. on 21 drill core samples. Granodiorite comprised 5 samples, pegmatite 2 samples and gneiss 14 samples.

Granodiorite specific gravities from the hanging wall and footwall ranged from 2.69 to 2.71 for an average of 2.70. Gneiss specific gravities ranged from 2.59 to 2.97 although only one sample was greater than 2.73.

In 2007 specific gravities were measured by Aurora Geoscience in the field on 641 drill core samples. There were 53 samples logged as oxide material at 2.68, 109 as sulphide material at 2.73, 27 as transitional material at 2.7, and the remaining as barren country rock at 2.65.

1.20.6        Geological Interpretation

Three mineralized zones (zone 1, 7, and 7a) were interpreted on the basis of total copper grade. Surfaces were generated to represent the hanging wall and foot wall contacts with the mineralized zones. The surfaces honour the drill hole intersections in 3D. The solids were extended laterally approximately 15 m beyond the outermost drill hole intersections. The solids were generated by stitching the two non-intersecting surfaces together and then clipping the solids against the topographic surface.

The oxide sulphide boundary was modeled using a minimum 20% ratio of oxide copper to total copper. All assays that contained at least 20% of the total copper value as oxide copper were coded as oxide in the model. A polyline was generated on an inclined longitudinal section to represent the oxide-sulphide boundary. The polyline was snapped to the assays on the down dip drill holes, honouring the 3D points. A clipping solid was generated by extruding the polyine 100 m on either side of the section. The three mineralized zones were then clipped and intersected with the oxide clipping solid to create final oxide and sulphide solids for all three mineralized zones (Figure 1.20 -1).

1.20.7        Resource Block Model

Mineral resources were estimated with 3-dimentional software provided by Gemcom. Grades were interpolated for total copper, oxide copper, gold and silver into 5 by 5 by 5 m blocks. The parameters defining the block model are presented in Table 1.20 -5.

Table 1.20 -5: Block Model Parameters

	Model Origin	No of Blocks	Block Size
Easting Northing Elevation	412020 6913270 900	60 columns 160 rows 110 levels	5 m 5 m 5 m

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The block model was rotated 24.2 degrees anti-clockwise around the origin, aligning it parallel to the strike of the deposit and the surface exploration grid.

1.20.8        Rock Type Model

The rock type model was coded using the topographic surface and the modeled solids in the following sequence and as outlined in Table 1.20 -6. All blocks were initialized to 99 (waste).

The model was updated from solids not clipped to topographic surface, using horizontal needles by row, and 0.001% as the minimum percent to reassign the block. These blocks were assigned an oxide rock code according to zone.

Blocks were selected above the topographic surface (99.999% of block) and initialized to zero. Blocks with an oxide rock code were selected. The oxide clipping solid was then loaded, and blocks that were 50% or greater inside the solid were removed from the selection based on 9 vertical needles per block. The remaining blocks were initialized to a sulphide rock code according to zone.

Table1.20-6: Block Model Rock Codes

Rock Type	Block Model Code
Air Waste Zone 1 Oxide Zone 7 Oxide Zone 7a Oxide Zone 1 Sulphide Zone 7 Sulphide	0 99 101 107 107 201 207

1.20.9        Percent Model

The percent model was updated only from the mineralized zones clipped to topography, using horizontal needles by row.

1.20.10        Density Model

The density model was updated by initializing selected blocks by rock type to values outlined in Section 1.20.7.

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Table 1.20 -7: Density by Rock Type

Rock Type	Density
Air Waste Zone 1 Oxide Zone 7 Oxide Zone 1 Sulphide Zone 7 Sulphide	0 2.65 2.68 2.68 2.71 2.71

1.20.11        Grade Model

Geostatisticians use a variety of tools to describe the pattern of spatial continuity, or strength of the spatial similarity of a variable with separation distance and direction. The correlogram measures the correlation between data values as a function of their separation distance and direction. The distance at which the correlogram reaches the maximum variance is called the "range of correlation" or simply the range. The range of the correlogram corresponds roughly to the more qualitative notion of the "range of influence" of a sample; it is the distance over which sample values show some persistence or correlation. The shape of the correlogram describes the pattern of spatial continuity. A very rapid decrease near the origin is indicative of short scale variability. A more gradual decrease moving away from the origin suggests longer scale continuity.

Variography, using Sage 2001 software, was completed for the zones at Carmacks. Directional sample correlograms were calculated along horizontal azimuths of 0, 30, 60, 90, 120, 150, 180, 210, 240, 270, 300 and 330 degrees. For each azimuth, sample correlograms were also calculated at dips of 30 and 60 degrees in addition to horizontally. Lastly, a correlogram was calculated in the vertical direction. Using the twenty four correlograms an algorithm determined the best-fit model. This model is described by the nugget (C0), two nested structure variance contributions (C1, C2), ranges for the variance contributions and the model type (spherical or exponential). After fitting the variance parameters, the algorithm then fits an ellipsoid to the forty-eight ranges from the directional models for each structure. The final models of anisotropy are given by the lengths and orientations of the axes of the ellipsoids.

Results of the variography on the entire sample population were mixed because the sample density was too low for Zone 1 Sulphide and Zone 7, so variography was completed for only Zone 1 oxide. Correlograms were calculated for Cu Oxide, and modeled with a nugget and two nested spherical structures. The results are summarized in Table 1.20 -8.

Rotation angles are set to correspond to Gemcom’s rotational convention, which follows the right hand rule with rotation about Z axis being positive when X moves towards the Y axis, rotation about the Y axis is positive when Z moves towards the X axis. Grade models were interpolated for total copper, oxide copper, gold and silver grades. Sulphide copper was estimated as a function of the total copper and oxide copper contents as defined below.

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Copper Grades

Copper grades (total copper percent and oxide copper percent) were interpolated into blocks using ordinary kriging with weighting parameters based on the correlogram data.

Table 1.20 -8: Correlogram Data for Zone 1 (Oxide Only)

Element	Domain	Model	Z Rotation	Y Rotation	Z Rotation	Z Range	Y Range	X Range
Cu	Zone 1 Oxide
		C0 =0.2
		C1 =0.519	76	26	-59	12.4	87.5	35.9
		C2 =0.281	64	-18	-29	206.1	258.3	27

Grade interpolation search ellipses were designed from the correlogram information, trend of mineralization and sample data distribution. The grades were interpolated in three separate passes with differing sample support and search ellipses as summarized in Table 1.20 -9 and Table 1.20 -10.

Table 1.20-9: Sample Selection Criteria for Grade Interpolation

Rock Code	Codes used for Grade Interpolation	Domain
101 201 107 207 99	101 201 107, 101 207, 201 99	Zone 1 Oxide Zone 1 Sulphide Zone 7 Oxide Zone 7 Sulphide Waste

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Table 1.20 -10: Grade Interpolation Parameters for Copper

Pass	Axes Rotation	Ranges (m)	Occurrence per hole	Minimum Samples	Maximum Samples
1	Z=0 X=70 Z=20	X=80 Y=100 Z=15	1	3	12
2	Z=0 X=70 Z=20	X=80 Y=100 Z=15	1	2	12
3	Z=0 X=70 Z=0	X=150 Y=150 Z=50	1	2	12

Grades were only interpolated if at least three samples, no more than one sample per hole, were found within the search ellipse, and a maximum of twelve samples were used to interpolate any block for the first pass. The second pass only estimated grades in blocks that were uninterpreted in pass one. Blocks were assigned a grade in pass two if at least two samples, no more than one per hole, were found within the search ellipse. The third pass only estimated grades in blocks that were un-interpreted in pass one and two. Blocks were assigned a grade in pass three if at least two samples, no more than one per hole, were found within the larger search ellipse. Sample selections for grade interpolations were restricted by oxidation zones and by zones as indicated in Table 1.20 -9.

Sulphide Copper Percent Calculation

Sulphide copper grades were calculated using a simple manipulation block model edit according to the following formula:

Cu Sulphide% = Cu Total% – Cu Oxide%

During the estimation, approximately 2500 blocks estimated slightly higher Oxide Copper grades than Total Copper grades resulting in a negative Copper Sulphide grade after running the simple manipulation. The negative blocks were selected and the copper oxide grade was set to the total copper grade. An oxide copper proportion was calculated to determine the percentage of the total copper grade attributable to oxide or soluble copper. The oxide copper proportion was calculated by using a simple manipulation of the block model using the following formula:

Cu Oxide Proportion = Cu Oxide / Cu Total * 100%

Gold and Silver Grades

Gold and silver grades were interpolated into blocks using inverse distance weighted to the second power.

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The same search ellipse from pass 3 for copper grades was used to interpolate gold and silver grades. The grades were interpolated in one pass with sample support summarized in Table 1.20 -9 and search ellipse as summarized below in Table 1.20 -11.

Table 1.20-11: Grade Interpolation Parameters for Gold and Silver

Axes Rotation	Ranges (m)	Occurrence per hole	Minimum Samples	Maximum Samples
Z=0 X=70 Z=0	X=150 Y=150 Z=50	1	3	8

1.20.12        Mineral Resource Classification

Mineral resources were classified in accordance with definitions provided by CIM as stipulated in NI 43-101. The Carmacks Copper mineral resources are classified by Wardrop as Measured, Indicated and Inferred.

The Carmacks block model contains 72,172 partial blocks coded as mineralized zone. There are 16,037 blocks classified as Measured, 41,643 as Indicated, and 14,492 as Inferred. There were no blocks within the mineralized units left unassigned (Figure 1.20 -2).

The classification model was prepared in three separate passes. After the first pass, all blocks that were interpolated and had an average distance of samples used less than 50 m were assigned to the measured category. Blocks interpolated from Pass 1 with an average distance of points used greater than 50m were assigned to the indicated category. Blocks that had not been interpolated during Pass 1 were interpolated using the Pass 2 search parameters as defined in Table 1.20 -10 and assigned to the Indicated category. Blocks that were still un-interpolated after Pass 2 were interpolated using the Pass 3 search parameters and assigned to the inferred category. All other blocks that were identified as mineralized zones but did not satisfy any of the above classifications criteria were also assigned to the inferred category.

1.20.13        Mineral Resource Tabulation

Based on the above parameters, Wardrop estimated mineral resources at a 0.25% total copper cutoff to correspond to the economic parameters used in the reserve estimation reported in the feasibility study (Table 1.20 -12). At 0.25% total copper (TCu) cutoff, the Carmacks deposit contains approximately 10 million tonnes of oxide resources in the combined measured plus indicated categories grading 0.96% Cu Oxide (CuX), 0.17% Cu Sulphide (CuS), 0.21 g/t Au, and 2 g/t Ag.

Wardrop estimated the deposit contains an additional 5.7 million tonnes of sulphide resources in the combined measured plus indicated categories grading 0.05% CuX, 0.71% CuS, 0.133 g/t Au, and 1.68 g/t Ag.

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Table 1.20 -12: Mineral Resources at 0.25% Total Copper Cutoff

Rock Group	Grade Group	Density (t/m3)	Tonnage t (000)	Cu (%)	CuX (%)	CuS (%)	Au (g/t)	Ag (g/t)	Class
Oxide	Meas Ind Meas+Ind Inf	2.680 2.680 2.680 2.684	3288 7084 10372 82	1.23 1.09 1.13 0.82	1.03 0.93 0.96 0.62	0.20 0.16 0.17 0.21	0.652 0.458 0.519 0.207	6.135 4.382 4.938 1.502	1 2 3
Sulphide	Meas Ind Meas+Ind Inf	2.710 2.710 2.710 2.710	1256 4399 5655 3161	0.72 0.78 0.77 0.69	0.04 0.06 0.05 0.07	0.67 0.72 0.71 0.62	0.227 0.227 0.227 0.180	2.398 2.200 2.244 1.644	1 2 3

Wardrop also estimated the mineral resources using a 0.50% TCu and 0.80% TCu cutoffs as indicated in Table 1.20 -13 and Table 1.20 -14.

Table 1.20 -13: Mineral Resources at 0.5% TotalCopper Cutoff

Rock Group	Grade Group	Density (t/m3)	Tonnage t (000)	Cu (%)	CuX (%)	CuS (%)	Au (g/t)	Ag (g/t)	Class
Oxide	Meas Ind Meas+Ind Inf	2.680 2.680 2.680 2.684	3164 6820 9983 81	1.26 1.12 1.16 0.83	1.05 0.95 0.98 0.62	0.20 0.16 0.18 0.21	0.672 0.468 0.533 0.209	6.318 4.481 5.063 1.516	1 2 3
Sulphide	Meas Ind Meas+Ind Inf	2.710 2.710 2.710 2.710	1055 3474 4528 1952	0.77 0.89 0.86 0.89	0.05 0.06 0.06 0.10	0.73 0.82 0.80 0.78	0.239 0.247 0.245 0.255	2.478 2.437 2.446 2.380	1 2 3

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Table 1.20 -14: Mineral Resources at 0.80% Total Copper Cutoff

Rock Group	Grade Group	Density (t/m3)	Tonnage t (000)	Cu (%)	CuX (%)	CuS (%)	Au (g/t)	Ag (g/t)	Class
Oxide	Meas Ind Meas+Ind Inf	2.680 2.680 2.680 2.687	2657 5721 8378 18	1.37 1.20 1.25 1.13	1.15 1.02 1.06 0.67	0.22 0.18 0.19 0.46	0.753 0.503 0.582 0.333	7.054 4.846 5.546 3.292	1 2 3
Sulphide	Meas Ind Meas+Ind Inf	2.710 2.710 2.710 2.710	372 1862 2235 1106	1.00 1.10 1.09 1.09	0.04 0.08 0.07 0.12	0.96 1.03 1.02 0.97	0.294 0.276 0.279 0.341	2.632 2.662 2.657 3.287	1 2 3

1.20.14        Block Model Validation

Wardrop completed a detailed visual validation of the Carmacks block model. The model was checked for proper coding of drill hole intervals and block model cells, in both section and plan. Coding was found to be properly done. Grade interpolation was examined relative to drill hole composite values by inspecting sections and plans. The checks showed good agreement between drill hole composite values and model cell values (Figure 1.20 -3).

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1.20.15        Mineral Reserve Estimate

It is the opinion of IMC that the mine production schedule defines the mineral reserve for a mining project. Table 1.20 -15 reports the mineral reserve for the Carmacks Project based on the production schedule developed by IMC for this project. Measured and indicated mineral resources in the design pit have been converted to proven and probable mineral reserves respectively. Note also that the estimated dilution is assumed to be a probable mineral reserve.

Table 1.20 -15: Carmacks Project Mineral Reserve Estimate

Reserve Class	Ore (Ktonnes)	Total Copper (%)	Oxide Copper (%)	Non-oxide Copper (%)	Gold (g/tonne)	Silver (g/tonne)
Proven Mineral Reserve	3189	1.227	1.028	0.199	0.659	6.20
Probable Mineral Reserve Open Pit Ore Estimated Dilution	6462 960	1.099 0.065	0.938 0.043	0.162 0.021	0.466 0.018	4.49 0.20
Total Probable Mineral Reserve	7422	0.965	0.822	0.144	0.408	3.93
Proven and Probable Mineral Reserve	10611	1.044	0.884	0.160	0.483	4.62

The mineral reserve extracts about 93% of the measured and indicated oxide mineral resource presented in the previous section. Only about 29,000 tonnes of the sulphide resource is in the mineral reserve.

1.20.16        Economic and Recovery Parameters

The final pit design was based on a floating cone at a copper price of C$2.00 per pound, or US$1.70 per pound at the exchange rate of C$1.00 = US$0.85. Table 1.20 -16 shows the economic parameters used for the floating cone analysis. It is important to note that these parameters are estimates made at the beginning of the project for the purpose of starting mine design. They are based on previous studies, but are not the final parameters used for economic analysis.

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Table 1.20 -16: Economic Parameters for Floating Cone Evaluations (C$)

Mining Cost Per Total Tonne	$1.483
Process Cost Per Ore Tonne	$3.823
G&A Cost Per Ore Tonne (Including Lab)	$1.393
SXEW Cost Per Recovered Pound	$0.152
Average Recovery of Total Copper	83.4%
Base Case Copper Price Per Pound	$2.00
Break Even Cutoff Grade (%Recovered Copper)	0.16%
Internal Cutoff Grade (%Recovered Copper)	0.13%
Design Cutoff Grade (%Recovered Copper)	0.15%

The recovery shown on Table 1.20 -5 is a life of mine average recovery of total copper. For design, the recovery (the actual recovered copper grade) was calculated on a block-by-block basis and stored in the model. Recovered copper was calculated as follows:

If oxide copper / total copper > 0.79, recovered copper = 0.85 x total copper

If oxide copper / total copper < 0.79,
              Recovered copper = 0.95 x oxide copper + 0.10 x total copper

The last row of Table 1.20 -5 shows that the design cutoff, and also the cutoff grade used for the mineral reserve, is 0.15% recovered copper. The resource contained in the pit is very insensitive to cutoff grades in the 0.1% to 0.2% recovered copper range.

1.20.17        Pit Design

The slope angles used for mine design are based on the report “Western Copper Holdings Limited – Williams Creek Project – Report on Pit Slope Stability (Ref. No. 1782/3)” by Knight Piesold Ltd., dated June 1999 and a memo “Western Copper Corporation – Carmacks Copper Proejct – Pit Slope Review” by Wardrop, dated January 8, 2007.

The Knight Piesold report recommended 55 degree interramp slope angles for the project. The Wardrop review recommended reducing the interramp angle to 52.6 degrees on the highwall side to allow an adequate safety berm, but supported the 55 degree angle on the lower side. It was assumed that there would not be any final ramps on the highwall side of the pit.

Figure 1.20 -4 of this volume shows the final pit design. The design includes haul roads and adequate working room for the equipment. The roads are 25 m wide and at a maximum grade of 10%. The 25 m road design is to accommodate trucks of the 100 tonne class, such as the Caterpillar 777D truck.

The final pit has one exit on the east side to allow access to the crusher to the southwest and waste storage area to the north.

Three mining phases were also designed to develop the mine. The phase 1 starter pit was based on a floating cone at a copper price of C$ 0.75 per pound. Phase 2 was based on a copper price of C$1.35 per pound. It was a ring around the entire phase 1 pit and pushed the pit to final walls

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in the northwest area. Phase 3, the final pit, pushed the pit walls to final on the east, south, and southwest sides.

1.20.18        Mine Production Schedule

A mine production schedule was developed to show the ore tonnes, grade, total material, and waste material by year throughout the life of the mine. The distribution of ore and waste contained in each of the mining phases was used to develop the schedule, assuring that criteria such as continuous ore exposure, mining accessibility, and consistent material movements were met.

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1.20.19        Undiluted Basis Schedule

Table 1.20 -17 shows the mine production schedule on an undiluted basis. The table shows ore tonnes, total copper, oxide copper, and non-oxide copper grades, waste material, and total material by mining year.

The schedule is also based on 1,600 ktonnes of ore (undiluted basis) per year. Based on a life of mine average recovered copper grade of 0.95% plus 10% dilution at 0.045% recovered copper this gives about 15,300 tonnes per year cathode copper.

Preproduction is shown as 2 million total tonnes which results in 221 ktonnes of ore for initial leach pad cover. Total production peaks at 13,250 ktonnes per year during Years 2 – 4.

The schedule reports totals of 9,651 ore ktonnes at 0.953% recovered copper, 1.141% total copper, 0.968% oxide copper, and 0.174% non-oxide copper. Total material is 68.3 million tonnes. Waste shown on the table is net of the dilution estimate which is discussed next.

1.20.20        Dilution Estimate

IMC is able to identify waste blocks adjacent to ore blocks in the model. Waste blocks adjacent to one ore block were assumed to contribute one-quarter block of dilution (1.25 m), waste blocks adjacent to two ore blocks were assume to contribute one-half block of dilution, and the few dozen waste blocks that contacted three ore blocks were assumed to contribute a full block of dilution. Note that the contacts are edge contacts, not corners, and only on a bench; the algorithm did not look up and down. Note also that estimated grades are available for the dilution blocks. Table 1.20 -18 shows estimated dilution from the mine production schedule. Dilution blocks mined in the current schedule amounted to 960 ktonnes at 0.045% recovered copper, 0.065% total copper, 0.043% oxide copper, and 0.021% non-oxide copper.

1.20.21        Proposed Plant Schedule

Table 1.20 -19 shows an estimate of the plant production schedule with the undiluted schedule and dilution estimate added together. Year 1 is based on ore mined during preproduction and Year 1. With dilution total ore is about 10,611 ktonnes at 0.871% recovered copper for 92,428 recovered tonnes of copper.

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Table 1.20 -17: Mine Production Schedule – Undiluted Basis

Mining Period	Rec CU Cutoff %	Ore Ktonnes	Rec Cu (%)	Tot Cu (%)	Ox Cu (%)	Non Sol Cu (%)	Gold (g/t)	Silver (g/t)	Rec Cu (tonnes)	Dilution Ktonnes	OB Wst Ktonnes	Rck Wst Ktonnes	Total Ktonnes	Strip Ratio
0 1 2 3 4 5 6 7	0.15 0.15 0.15 0.15 0.15 0.15 0.15 0.15	221 1,379 1,600 1,600 1,600 1,600 1,651	0.841 0.860 0.891 0.936 0.999 0.979 1.054	0.996 1.026 1.067 1.111 1.185 1.162 1.297	0.855 0.871 0.899 0.958 1.030 1.007 1.040	0.142 0.155 0.168 0.153 0.155 0.154 0.257	0.341 0.425 0.533 0.579 0.606 0.518 0.531	3.55 4.19 4.96 5.28 5.51 4.81 5.67	1,858.6 11,859.4 14,256.0 14,976.0 15,984.0 15,664.0 17,401.5	27 142 167 177 168 169 110	634 957 310 120	1,118 7,522 11,173 11,353 11,482 11,164 1,851	2,000 10,000 13,250 13,250 13,250 12,933 3,612	7.06 5.57 6.50 6.46 6.49 6.31 1.05
TOTAL		9,651	0.953	1.141	0.968	0.174	0.530	5.06	91,999.6	960	2021	55,663	68,295	5.44

Table 1.20 -18: Estimated Dilution From Mine Production Schedule

Mining Period	Rec CU Cutoff %	Ore Ktonnes	Rec Cu (%)	Tot Cu (%)	Ox Cu (%)	Non Sol Cu (%)	Gold (g/t)	Silver (g/t)	Rec Cu (tonnes)
0 1 2 3 4 5 6 7	- - - - - - - -	27 142 167 177 168 169 110	0.156 0.061 0.037 0.041 0.035 0.030 0.051	0.187 0.075 0.045 0.051 0.045 0.047 0.133	0.157 0.061 0.037 0.041 0.034 0.028 0.040	0.030 0.013 0.007 0.010 0.010 0.018 0.092	0.054 0.020 0.009 0.010 0.007 0.018 0.049	0.64 0.26 0.14 0.12 0.09 0.14 0.46	42.1 86.6 61.8 72.6 58.8 50.7 56.1
TOTAL		960	0.045	0.065	0.043	0.021	0.018	0.20	428.7

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Table 1.20 -19: Proposed Plant Production Schedule

Mining Period	Rec CU Cutoff %	Ore Ktonnes	Rec Cu (%)	Tot Cu (%)	Ox Cu (%)	Non Sol Cu (%)	Gold (g/t)	Silver (g/t)	Rec Cu (tonnes)
1 2 3 4 5 6 7	0.15 0.15 0.15 0.15 0.15 0.15 0.15	1,769 1,767 1,777 1,768 1,769 1,761	0.783 0.810 0.847 0.907 0.888 0.991	0.933 0.970 1.005 1.077 1.055 1.224	0.793 0.818 0.867 0.935 0.913 0.978	0.140 0.153 0.139 0.141 0.141 0.247	0.376 0.483 0.522 0.549 0.470 0.501	3.74 4.50 4.77 4.99 4.36 5.34	13,846.8 14,317.8 15,048.6 16,042.8 15,714.7 17,457.6
TOTAL		10,611	0.871	1.044	0.884	0.160	0.484	4.62	92,428.3

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1.20.22        Description of the Block Model

The mineral resources stated in Sections 1.20.12 and 1.20.13 and mineral reserve stated in Section 1.20.15 of this report are based on an ore reserve block model developed by Wardrop during the 1st quarter of 2007. The model is based on a total of 80 diamond drill holes and 11 reverse circulation holes, amounting to approximately 12,900 m of drilling. Five additional short holes totalling 63 m were also drilled on the property.

The key points of the development of the model are as follows:

Block Size and Orientation – The model is based on 5 m by 5 m by 5 m high blocks. The model is rotated 24.2 degrees counter clockwise to align it with the strike of the deposit and also the surface exploration grid.

Geologic Controls - Three mineralized zones (zone 1, 7, and 7a) were interpreted on the basis of total copper grade. Surfaces were generated to represent the hanging wall and foot wall contacts with the mineralized zones. The surfaces honour the drill hole intersections in 3D. The solids were extended laterally approximately 15 m beyond the outermost drill hole intersections. The solids were generated by stitching the two non-intersecting surfaces together and then clipping the solids against the topographic surface.

The oxide-sulphide boundary was modeled using a minimum 20% ratio of oxide copper to total copper. All blocks that contained at least 20% of the total copper value as oxide copper were coded as oxide in the model. A polyline was generated on an inclined longitudinal section to represent the oxide-sulphide boundary. The polyline was snapped to the assays on the down dip drill holes, honouring the 3D points. A clipping solid was generated by extruding the polyline 100 m on either side of the section. The three mineralized zones were then clipped and intersected with the oxide clipping solid to create final oxide and sulphide solids for all three mineralized zones.

From these solids, a rock type model was developed with the following geologic domains:

Table 1.20-20: Rock Model Codes

Rock Type	Block Model Code
Air	0
Waste	99
Zone 1 Oxide	101
Zone 7 Oxide	107
Zone 7a Oxide	107
Zone 1 Sulphide	201
Zone 7 Sulphide	207

The block model was also assigned a value to represent the percent of the block in the ore zone.

IMC added overburden to the model based on an isopach map provided by WCC. A small tonnage of potential resource in overburden blocks was eliminated.

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Capping – Grade capping was considered and evaluated by examining the cumulative frequency distribution and histograms for copper oxide and total copper. While the assay data is log normal, the distribution did not appear to reflect multiple populations so Wardrop decided not to apply grade capping to the assay data.

Compositing – Assays were composited to a fixed length of five m, within the geological solids. Composites were generated from the base of the hole upwards to assure that the higher gold values found associated with the footwall did not get eliminated by the compositing routine. A total of 764 composites were generated within the mineralized zones. Composites that were less than 2.5 m in length, a total of 39 composites, were eliminated from the data set before estimation. A total of 1996 composites were generated within the surrounding country rock of which 1927 were greater than 2.5 m long and used in the grade estimation.

Block Grade Estimation for Copper – Copper grades (total copper, oxide copper) were interpolated into blocks using ordinary kriging with weighting parameters based on correlogram calculations. The grades were interpolated in three separate passes with different sample support and search ellipses. As will be discussed below, the various passes were also used for resource classification purposes.

The first estimation pass was based on search radii of 80 m along strike (meaning, in the strike direction with a 20 degree plunge), 100 m down dip, and 15 m in the tertiary direction. A minimum of three composites and a maximum of 12 composites were used to estimate grades for the pass, with a maximum of one composite per hole.

The second estimation pass applied to blocks that were not estimated in estimation pass one. The minimum number of composites to estimate a block grade was reduced from three to two for this pass.

The third estimation pass was only applied to blocks not previously estimated during passes one or two. The search radii were opened up to 150 m along strike, 150 m down dip, and 50 m in the tertiary direction. A minimum of two composites and a maximum of 12 composites were used to estimate grades. The maximum number of composites per hole was again restricted to one. This pass corresponded to inferred mineral resources.

The oxide/sulphide boundary was respected for the estimations, i.e. oxide blocks were only estimated with oxide composites and sulphide blocks were only estimated with sulphide composites.

Block Grade Estimation for Gold and Silver – Gold and silver grades were interpolated into blocks using inverse distance weighted to the second power. The same search ellipse from pass 3 for copper grades was used. This was 150 m along strike, 150 m down dip, and 50 m in the tertiary direction. A minimum of three composites were used and a maximum of 8. A maximum of one composite per hole was also specified. The various geologic zones were used as a control for the estimations.

Blocks in the waste zone were also estimated, using only the waste zone composites. This allowed an estimation of the grades of potential dilution material.

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Sulphide Copper Calculation - Sulphide copper grades were calculated using a simple manipulation block model edit according to the following formula:

Cu Sulphide% = Cu Total% – Cu Oxide%

During the estimation, approximately 2500 blocks estimated slightly higher Oxide Copper grades than Total Copper grades resulting in a negative Copper Sulphide grade after running the simple manipulation. The negative blocks were selected and the copper oxide grade was set to the total copper grade.

An oxide copper proportion was calculated to determine the percentage of the total copper grade attributable to oxide or soluble copper. The oxide copper proportion was calculated by using a simple manipulation of the block model using the following formula:

Cu Oxide Proportion = Cu Oxide / Cu Total * 100%

Bulk Density – Oxide ore was assigned a bulk density of 2.68 g/cc or tonne/m3. Sulfide was assigned a density of 2.71 tonne/m3. Waste was assigned a value of 2.65 tonne/m3. This is based on 641 drill core samples measured by Aurora Geoscience in 2007.

Resource Classification – Mineral resources were classified in accordance with definitions provided by CIM as stipulated in NI 43-101. The Carmacks Copper mineral resources are classified by Wardrop as Measured, Indicated and Inferred.

The Carmacks block model contains 72,172 partial blocks coded as mineralized zone. There are 16,037 blocks classified as Measured, 41,643 as Indicated, and 14,492 as Inferred. There were no blocks within the mineralized units left unassigned.

The classification model was prepared in three separate passes. After the first pass, all blocks that were interpolated and had an average distance of samples used less than 50 m were assigned to the measured category. Blocks interpolated from Pass 1 with an average distance of points used greater than 50m were assigned to the Indicated category. Blocks that had not been interpolated during Pass 1were interpolated using the Pass 2 search and assigned to the Indicated category. Blocks that were still un-interpolated after Pass 2 were interpolated using the Pass 3 search parameters and assigned to the Inferred category. All other blocks that were identified as mineralized zones but did not satisfy any of the above classifications criteria were also assigned to the Inferred category.

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1.21        OTHER RELEVANT DATA AND INFORMATION

1.21.1        Geotechnical

Stratigraphy

The subsurface soil stratigraphy generally consists of a relatively thin organic and ash layer overlying highly variable glacio-fluvial sand and gravel deposits and/or glacial till consisting of silty sand and gravel. Beneath the mineral soils is a zone of weathered bedrock, becoming massive granodiorite bedrock with depth. The mineral soils are generally considered favourable for foundation support with suitable bearing capacities, provided they are not significantly disturbed or weakened during construction, or during operation. However, changes to frozen ground (permafrost) conditions during construction and during operation are expected to negatively affect foundation bearing conditions.

Seismic Risk

The seismic risk in the Carmacks Copper Project area has previously been characterized by a seismic hazard assessment carried out for the project site (Knight Piesold, 1995). The hazard assessment provided probabilistic and deterministic values for the maximum ground acceleration. From the probabilistic analyses, the maximum ground accelerations for the 475-yr return period earthquake was 0.085g, and for the 1000-yr return period earthquake was 0.103g. The deterministic method provided a Maximum Credible Earthquake (MCE) of Magnitude 8.5, at a distance of 250 km, with a local, firm ground, peak horizontal acceleration of 0.13 g.

Permafrost

Permafrost conditions generally consist of warm permafrost, with a temperature around -0.2 ºC, and an active layer extending to a depth of 3 to 5 m. The permafrost has previously been assumed by others to be discontinuous. A complete yearly cycle of ground temperature information is not available, and current conditions are unknown since thermistor data has not been collected in several years.

Ground Water

Regional groundwater occurs as an unconfined deep system within the weathered bedrock in which groundwater is recharged at higher elevations in the upland areas, and flows toward the valleys (Williams Creek) at lower elevations, reflecting a subdued replica of the topography. Shallow groundwater flow also exists, consisting of minor seasonal (perched) flow in the active zone, resulting in local swampy areas. Pre-development or baseline conditions indicate that groundwater flow from beneath the proposed Heap Leach Facility is towards Williams Creek. Development of the proposed open pit is expected to create a zone or cone of depression surrounding the open pit, within the regional groundwater aquifer. Preliminary modeling indicates that as the depth of the pit increases groundwater flow from beneath the proposed Heap Leach Facility and the Waste Rock Storage Facility will gradually shift towards the open pit. At the completion of mining, as the pit is allowed to flood, it is expected that baseline flow conditions beneath the Heap Leach Facility will gradually be restored.

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Surface Water

Non-contact surface water from undisturbed areas will be diverted away from or around the heap in a series of diversion ditches that will discharge directly to the environment. Surface water from disturbed areas, that may contain sediment but not solution water, will be collected and conveyed by a series of diversion ditches that discharge into a sedimentation pond for treatment prior to release. Contact surface water from precipitation will be collected within the lined heap leach pad and pumped to the treatment facility along with the pregnant leachate solution (PLS).

Plant Site Foundations

The general soil conditions based on the results of the previous field work indicated that the recovery plant site is underlain by a compact to dense sand and gravel deposit that is 4.5 to 7.0 m thick. The sand and gravel is interlayered with silty sand layers that have some gravel. The sand and gravel is underlain by a weathered granodiorite which is some 2.0 to 5.5 m thick. The weathered granodiorite is underlain by an unweathered granodiorite or biotite gneiss at depths of 6.0 to 7.6 m. The investigations at the plant site extended to depths of 7 to 18 m and did not encounter groundwater during installation.

These site conditions appear to be consistent across most of the site investigated.

Golder Associates recommends that, at the recovery plant, the site development should allow for removal of the surface topsoil layer. The sand and gravel at the plant site will provide a good source of general fill for the plant area. The building foundations located in the compact to dense sand and gravel deposit may be designed for allowable bearing pressures of 100 to 150 kPa for settlement sensitive structures (i.e., buildings containing overhead shop cranes) or 150 to 200 kPa for elements which can tolerate some minor settlement (i.e., main plant structure). Footings founded at least 0.5 m into the weathered granodiorite bedrock may be designed for allowable bearing pressures in the order of 350 to 400 kPa. Footings founded at least 0.5 m into the unweathered granodiorite bedrock may be designed for allowable bearing pressures of up to 500 kPa. All footings should have a minimum width of 0.5 m and should be founded on undisturbed soil or rock. The burial depth of footings on the exterior of heated structures will depend on the frost susceptibility of the soil or rock that is below the footing. This would be determined in the final design stage.

The crusher complex is located in an area that appears to be underlain by a layer of compact sand and gravel with the weathered granodiorite bedrock within 4.5 m of the existing ground surface. The crusher foundations located on the weathered granodiorite may be designed for allowable bearing pressures of 200 to 250 kPa.

These foundation recommendations are, as noted above, general and will require detailed site specific confirmation once site grades and specific foundation loads are known. Structure specific recommendations may be required for structures that are partially founded in an area of cut with the rest of the structure in an area of fill. The above recommendations are assumed for footings that would have total settlements in the range of 25 mm and differential settlements between adjacent footings on the order of 12 mm. In addition, it is anticipated that all site drainage would be such that all surface water or runoff is directed away from any structure.

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1.21.2        Waste Rock Storage Area (WRSA)

The WRSA has been designed based on the guidelines set out in the B.C. Ministry of Energy, Mines and Petroleum Resources document for the “Investigation and Design of Mine Dumps, Interim Guidelines, May 1991”. The design is based on a projected capacity of 70 million tonnes of waste rock and testing to date suggests that the rock is not acid generating or metal leaching. The waste rock, would be a durable granodiorite or biotite gneiss and would be placed from the east limit of the WRSA progressing west in lifts up to 25 m thick.

The WRSA has been sited to the north of the open pit in an area that has a thick overburden layer and is understood to be beyond the area to be mined with the open pit operation. The north limit of the storage area was determined by the local drainage and the storage area is to stay south of the first major creek north of the mine area.

The WRSA will be cleared before the mine starts operation to remove the upper organic layer and the ash. The material will be stockpiled to be reused later for area where vegetative covers are required at closure. The perimeter surface water ditches would be developed at this time along with the WRSA sediment pond. The eastern half of the footprint would be cleared to allow the permafrost to thaw. The thawing of the permafrost is important, as the interim stability of the slopes of the WRSA control the slope stability. If the permafrost remains in the ground, the interim slopes would have to be flattened or a wide “runout” zone developed around the perimeter of the site to “catch” small slope slumps or failures that will occur. As the WRSA expands and the upper lifts of the facility are developed, the permafrost will disappear under the WRSA and the stability of the interim slopes would be defined by the strength of the waste rock.

The WRSA will be built to elevation 800 m over the eastern half of the WRSA in 2 lifts. As the second lift nears completion, the western half of the footprint will be developed also. The first lift above elevation 800 m will be to 820 m and then in equal lifts to the anticipated maximum elevation of 880 m. The ramp starts from the southeast corner and will continue up the south slope to approximately elevation 800m. The ramp will then move to a point near the northeast corner of the open pit or some 400 m west (ramp to start at ground elevation 795 m near pit slope). The ramp will then “climb” on the south slope of the WRSA to the top elevation of the WRSA at 880 m. This will result in a main haul ramp with a grade of ~10%.

1.21.3        Heap Leach Facility

The proposed 38.2 hectare heap leach facility (HLF) will operate as a modified valley fill, with external solution storage, and is designed to contain approximately 13.3 million tonnes of ore at an assumed dry density of 1.7 tonnes/m³, and heights of stacked ore of up to 90 m. The maximum elevation of the HLF is anticipated to be 920 m. The ore will be crushed to 80% minus 13 mm, and placed on the heap leach pad in 8 m lifts using a system of conveyors and a stacking conveyor. A sulphuric acid solution will be applied via a drip irrigation system with drip emitters plowed into the heap surface to a depth of approximately 1 m. Solution will collected in the high permeability overliner unit at the base of the heap pad. Perforated collection pipes will be placed in the overliner unit to increase solution removal rates. The entire facility will be graded such that leach solution will drain to a collection sump at the toe of the

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confining embankment. The solution will then be pumped from the sump through a vertical riser to either the process plant or the Events Pond.

The HLF will be constructed in several stages throughout mine operation, with complete containment of leaching solutions at each stage of development.

The Events Pond is designed for short term storage of PLS during upsets within the plant or during large precipitation events for containment of a combination of PLS and contact storm water runoff from the heap. The Events Pond may be constructed in two stages during site development and initial operation. The structure must provide adequate storage capacity and complete containment of solution at each stage of development. The ultimate embankment configuration will have a crest elevation of 762 m, a crest width of 6 m, maximum crest height of 22 m, and an approximate crest length of 295 m, with upstream and downstream slopes of 3H:1V. In the unlikely event of an emergency or other unforeseen circumstance in which solution levels exceed the maximum design flood or storage capacity, discharge of excess water would be conveyed through the spillway in a controlled manner in order to avoid overtopping and damage to the embankment or liner. During operation in cold weather, to reduce the stress on the Events Pond liner system resulting from sudden thermal expansion of relatively warm solution from the extraction plant or HLF is discharged into the pond, a minimum volume of solution will be maintained within the pond to act as a thermal buffer.

Confining Embankment

An engineered earth confining embankment will be constructed at the toe of the heap leach pad and a retaining berm will be constructed along the south western perimeter of the pad. These structures are required in order to provide stability to the heap leach pad, and to contain the leaching solution. The confining embankment will have a crest elevation of 808 m, maximum crest height of 28 m, crest width of 6 m, and a crest length of approximately 440 m, with an upstream slope of 3H:1V and a downstream slope of 2.5H:1V. The retaining berm will have a variable crest elevation, but a constant height of 5 m, a crest width of 3 m, and a length of approximately 400 m, with an upstream slope of 3H:1V and downstream slope of 2.5H:1V. In the event of an emergency or other unforeseen circumstance a spillway connecting the Heap Leach Pad to the Events Pond will prevent overtopping of the confining embankment.

Surface Settlement

Operation of the heap leach pad is expected to generate heat throughout the life of mine due to the exothermic reaction of the sulphuric acid liberating the copper from the ore. Sustained elevated temperatures are expected to result in a depth of thaw beneath the heap leach pad of approximately 16 m within the first year, and complete thawing to 35 m (inferred maximum depth to bedrock) within approximately four to five years. Thawing of the foundation is expected to result in a decrease in strength of the foundation soils and thaw consolidation of the soils, resulting in surface settlements.

Ground surface settlements of up to 1.7 m can be expected under the heavily loaded areas of the heap leach pad where depths to bedrock of up to 35 m exist. In areas of more shallow bedrock, settlements of 0.05 to 0.15 m can be expected. The range in predicted settlements indicates that

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the resulting differential settlements across the heap leach pad may be in excess of acceptable limits for support of a composite liner and collection piping system. Therefore, the lower portion of the heap leach pad area will require foundation improvement. Foundation improvements in the upper portion of the heap leach pad are not considered necessary. The slope stability of the heap leach pad is governed by block-sliding type failures along the geomembrane. The general arrangement of the heap leach pad, including bench widths has been modified to provide adequate stability of the HLF. Foundation improvement will be required in certain areas of the heap leach pad in order to reduce total and differential settlements, improve bearing capacity, and increase resistance to slope instability. Several available methods of foundation improvement are discussed in the feasibility study report. Furthermore, foundation drains will be installed beneath the footprint area of the heap leach pad and Events Pond to facilitate groundwater removal beneath the liner and to reduce generation of excess pore pressures beneath the heap and potential softening of the foundation soils. The preliminary assessments of bearing capacity and settlement do not take into account the sequenced loading and staged construction of the heap leach pad. Staged construction and sequential loading will generally reduce the risk of loss of strength of the foundation soils due to thawing by allowing pore pressures to dissipate prior to additional increases in loading.

Construction and operation of the Events Pond are expected to have a lesser effect on thawing of the foundation due to the absence of a sustained elevated ground surface temperature. The choice of sequence of construction of the Events Pond, in particular staged construction of the embankment, will affect the amount of strain that the liner may experience. Preliminary liner design has been carried out considering currently available geosynthetic products and based on performance and constructability criteria.

Liner System Design

The liner design for the heap leach pad consists of a double composite liner with a continuous leak detection and recovery system (LDRS) across the lower portion of the facility, where there is a potential for solution to accumulate and pond. The liner design for the upper portion of the facility, where solution is not expected to accumulate or pond to any significant height consists of a single composite liner with a LDRS beneath the collection piping. The liner design for the Events Pond consists of a double composite liner system with continuous LDRS, with the primary geomembrane expected to remain exposed, and therefore subject to freeze-thaw conditions and thermal expansion and contraction. For all liner systems, a LDRS has been incorporated into the design. The LDRS will be subdivided into zones and monitored for both fluid quality and quantity. The layout of the LDRS cells and the piping system design in the overliner will allow for contingent operation of the HLF if flow rates in select zones of the LDRS exceed acceptable limits. The LDRS will be designed to capture and convey any fluid that penetrates through the overlying composite liner system to monitoring and removal points (sumps). The collection trenches will be isolated from the underlying soil and natural groundwater system by the secondary geomembrane liner. PLS will be collected in the high permeability overliner at the base of the heap leach pad. The proposed overliner will consist of a 0.6 -m thick layer of 25 mm minus crushed ore or waste rock. Laboratory testing on crushed and leached ore samples did not provide a suitable hydraulic permeability; however, additional testing is planned. Perforated collection pipes will be placed within the overliner to increase solution removal rates. Portions of the heap that may exceed 70 m in height will require HDPE

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SDR 17 class of pipe to avoid excessive pipe crushing, remaining piping will use perforated, corrugated polyethylene piping. The solution will be removed from the heap leach pad via two stainless steel risers, each approximately 1 m in diameter, and placed within a sump at the upstream toe of the confining embankment.

1.22        INTERPRETATION AND CONCLUSIONS

The Carmacks oxide mineral occurrence can be successfully exploited by conventional open pit mining followed by heap leaching, and solvent extraction and electrowinning.

Under the study price of cathode copper, US$2.23 per pound, the internal rate of return for the project is calculated to be 15.7% with an undiscounted net present value of C$123 million.

M3 recognizes substantial opportunities exist to enhance the project economics including:

  Increased oxide ore reserves,
  Recovery of gold from the ore,
  Development of sulphide mineralization in the deposit and
  Contracting of certain unit operations.

1.23        RECOMMENDATIONS

The owner should conduct field investigations during the spring and summer of 2007 to better determine the nature of the subsurface formations. This will lead to a closer estimate of excavation and fill quantities and allow for closer specifications for building designs.

The owner should follow up on the promising results of the drilling from last season to increase the mine life and enhance the economics.

The owner should move directly into the basic engineering phase and start preparing specifications for procurement of long lead-time items such as crushers, rectifiers, etc. with a view to development of the property within the timelines set out in the schedule (Fig 1.23 -1).

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1.24        REFERENCES

Note: Sources specific to individual report sections are cited at the end of the section.

Access Consulting Group, Project Description and Environmental Assessment Report, Volumes I and II, June 2005

Access Consulting Group, Project Proposal for the Carmacks Copper Project, Yukon Territory (Revision No. 2), February 2007

Beattie Consulting Ltd. Metallurgy of the Williams Creek Oxide Copper Deposit; May 1994.

Beattie Consulting Ltd., Pilot Scale Column Testing of the Williams Creek Oxide Deposit, February 1996

Beattie Consulting Limited, Leaching and Decommissioning of Samples from Carmacks Oxide Copper Project, February 2001.

Brown and Root, Inc., Williams Creek Project Thermal Leach Report Test Heap Leach at Carmacks Yukon Territory, Canada, April 1994.

Brown & Root Braun, Summary Report Williams Creek Metallurgical Review, January 1993

Canadian Environmental and Metallurgical Consultants, Ltd., Carmacks Copper Project Carmacks, Yukon, Process Water Treatability Study Report Neutralization Testwork on Process Solutions, March, 2007

Golder Associates, DRAFT Preliminary Design Report Heap Leach Facility Carmacks Copper Project, March 30, 2007

Kilborn Engineers, Western Copper Holdings Limited, Carmacks Copper Project, 1997 Basic Engineering Report and Definitive Cost Estimate, December 1997

Kilborn Engineering Pacific Ltd., Western Copper Holdings Limited, Carmacks Copper Project, Feasibility Study, September 1995

OreQuest Consultants Ltd., Technical Report on the Carmacks Copper Project, March 2006

Process Research Associates, Sequential Leaching and Other Characterization of Drill Core Samples, June 2007

Wardrop Engineering, Resource Estimate of the Carmack’s Deposit, Yukon Territory, May, 2007

Westcoast Biotech Ltd, Carmacks Tall Column Test, January 2007

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Westcoast Biotech Ltd, Development of Westcoast Biotech Sulphur Process To Carmacks Ore, April 2005

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1.25        DATE AND SIGNATURE PAGE

The information in this report is current as of 22 May 2007.

Timothy S. Oliver, Project Manager

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1.26        ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

1.26.1        Mine Operations

A mine plan was developed to deliver ore containing approximately 15,000 tonnes of recoverable copper per year to crusher/leach pad by conventional open pit mining methods. Based on ore grade and recovery estimates this amounted to about 1,770 ktonnes of ore per year. The peak total material movement is 13,250 ktonnes per year. With this plan, the commercial life of the project is six years. Preproduction stripping requirements will be minimal at about 2 million tonnes.

The mine is scheduled to work 335 days per year. Ore mining will total about 220 equivalent days per year with waste mining continuing throughout the 335 day period. Each day will consist of two 12-hour shifts. Four mining crews will be required to cover the operation. Owner operation of the mine is assumed for commercial production; preproduction will be done by a contractor.

The final pit design was based on a floating cone at a copper price of C$2.00 per pound, or US$1.70 per pound at the exchange rate of 0.85 US dollars to one Canadian dollar. The design includes haul roads and adequate working room for the equipment. The roads are 25 m wide and at a maximum grade of 10%. The 25 m road design is to accommodate trucks of the 100 tonne class, such as the Caterpillar 777D truck.

The final pit has one exit on the east side to allow access to the crusher to the southwest and waste storage area to the north. Evaluations of a south exit through the Zone 7 pit for a more direct ore exit were done, but the additional waste required appeared to outweigh the benefits on a cash flow basis.

Three mining phases were also designed to develop the mine. The phase 1 starter pit was based on a floating cone at a copper price of C$0.75 per pound. Phase 2 was based on a copper price of C$1.35 per pound. It was a ring around the entire phase 1 pit and pushed the pit to final walls in the northwest area. Phase 3, the final pit, pushed the pit walls to final on the east, south, and southwest sides.

A waste rock storage area was designed to hold 70 million tonnes, well in excess of the 55.7 million tonnes of rock waste and 2.0 million tonnes of overburden waste generated by the mine plan. The final design was developed by IMC based on a series of footprints provided by Golder Associates that showed a recommended progression of the storage area development.

The waste storage area shown in Figure 1.20 -1 is to be constructed from the bottom up in lifts (as opposed to crest dumping from a relatively high elevation). The first lift constructed during preproduction will be at an approximate 760 m elevation, while the final lift will be at about the 780 m elevation. The dump as shown is constructed in 20 m lifts at the angle of repose of 37o (1.3H:1V) . A 23.5 m setback between lifts achieves an overall angle of 22o (2.5H:1V) . A swell

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factor of 35% was assumed for volume calculations. This is somewhat lower than the factor of 40% used for equipment calculations. Some re-compaction is expected.

1.26.2 Mine Equipment Requirements

Mine equipment requirements and operating costs were calculated, using a first principals approach, based on the annual mine production schedule, the mine work schedule, and equipment hourly production estimates. The size and type of mining equipment is consistent with the size of the project, i.e. peak material movements of 13,250 ktonnes per year. Furthermore, it should be noted that these calculations assume a well managed mining operation and that the equipment operators and other personnel are well trained to perform their required job functions. It is also assumed that the large mining equipment is certified rebuilt at the start of the project. Owner operation of the equipment is assumed for commercial production. Preproduction stripping and initial ore mining for pad overliner material will be done by a contractor.

Table 1.26 -1 provides a summary of the number of units of major mining equipment required for each year of commercial production. This represents the equipment necessary to perform the following duties:

1.	Construct roads to the crusher and waste storage locations. Construct additional roads as needed to support mining activity.

2.	Mine and transport ore to the crusher. Mine and transport waste material to the waste storage area.

3.	Maintain all the mine work areas, in-pit haul roads, and external haul roads. Also maintain the waste storage areas.

Table 1.26 -1: Mining Equipment Requirements for Commercial Production

Equipment Type	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
Hydraulic Front Shovel - 12.0m3, 746 kW	1	1	1	1	1	1
Front End Wheel Loader - 11.5 m3, 597 kW	1	1	1	1	1	1
Off Road Haul Truck - 91t, 699 kW	4	5	6	6	6	5
Motor Grader - 213 kW, 4.9 m blade	1	1	1	1	1	1
Track Dozer - 306 kW	2	2	2	2	2	2
Wheel Dozer - 264 kW, 4.5 m blade	1	1	1	1	1	1
Water Truck - 35,000 litre, 396 kW	1	1	1	1	1	1
Excavator - 184 kW, 2 m3	1	1	1	1	1	1
Rotary Blasthole Drill, 200 mm, 567 kW	1	2	2	2	2	1
Tracked Percussion Drill - 64 mm	1	1	1	1	1	1

1.26.3        Mine Manpower Requirements

Tables 1.26 -2 and 1.26 -3 provide summaries of the manpower requirements for each year of commercial mine production. The manpower requirement consists of a salaried staff component and an hourly operating and maintenance personnel component working on a 12 hour shift schedule.

M3-PN06192	1-68	M3 Engineering & Technology Corporation
May 22, 2007

The mine manpower requirements include all the salaried supervisory and staff people working in mine operations, maintenance, and engineering/geology departments, and the hourly people required to operate and maintain the drilling, blasting, loading, hauling, and mine support activities.

The required number of operating personnel is 51 for Year 1 of commercial production. The majority of the personnel are haultruck operators. Hourly labour requirements peak at 64 during Years 3 and 4 of commercial production. After Year 5 personnel requirements decline sharply due to a reduction of pit operations. The labourers will assist the blaster as well as the maintenance mechanics and servicemen.

WCC has assumed an overall ratio of maintenance personnel to operations personnel of about 53% and has allocated support servicemen and welders, in approximately a 1:2 ratio to front – line mechanics. Mechanics have been allocated in a ratio of approximately one to every three heavy equipment operators.

Total mining labour requirements including staff peak at 113 in Year 4.

The manpower costs for supervisory staff were estimated as an all inclusive burdened annual salary. The manpower costs for operational and maintenance personnel were based on the number of annual hours estimated for each crew on 4 crew rotation, approximately 2,184 hours per 365 day man-year. The base labour and burden rates are based on a labour rate survey for Western Canada and the Yukon carried out by M3.

Table 1.26 -2: Mine Supervisory Staff Labour Requirements

Mine Staff	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6
Mine Superintendent General Foreman Mine Engineer Mine Geologist Mine Clerk Mine Surveyor Mine Technician Pit Foreman Drill and Blast Foreman Maintenance Planner	1 1 1 1 1 1 1 4 1 1	1 1 1 1 1 1 1 4 1 1	1 1 1 1 1 1 1 4 1 1	1 1 1 1 1 1 1 4 1 1	1 1 1 1 1 1 1 4 1 1	1 0 1 0 1 1 1 4 1 0
Subtotal Staff	13	13	13	13	13	10

M3-PN06192	1-69	M3 Engineering & Technology Corporation
May 22, 2007

Table 1.26-3: Mine Operational and Maintenance Labour Requirements

Mine Operations	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6
Shovel Operator
Loader Operator
Haultruck Operator
Water Truck Operator
Blasthole Drill Operator
Grader Operator
Bulldozer Operator
Wheel Tractor Operator
Excavator Operator
Airtrack Drill Operator
Blaster
Labourer	4 4 15 4 4 4 8 2 2 1 1 2	4 4 19 4 8 4 8 2 2 1 1 2	4 4 24 4 8 4 8 2 2 1 1 2	4 4 24 4 8 4 8 2 2 1 1 2	4 4 22 4 8 4 8 2 2 1 1 2	4 4 18 2 4 2 8 2 2 1 1 1
Subtotal Mine Operations	51	59	64	64	62	49

Mine Maintenance	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6
Journeyman Mechanic Mechanic's Helper Field Mechanic Apprentice Mechanic Welder Tireman Serviceman Tool Crib Attendant	4 4 4 4 2 2 2 4	5 5 4 4 2 2 2 4	6 6 4 6 3 3 3 4	6 6 5 6 3 3 3 4	6 6 5 6 3 3 3 4	5 5 2 4 2 1 2 4
Subtotal Mine Maintenance	26	28	35	36	36	25

Total Labor Force	90	100	112	113	111	84

It should be noted that the truck requirement calculations indicate that about 8 trucks are actually required for Year 5 operations due to increasing pit depth and waste storage area height. The owner fleet was set at 6 units and it has been assumed that two leased haul trucks will be used to meet additional haulage requirements. An allowance of C$800,000 has been included in the mine operating cost estimate for this expense.

1.26.4 Recoveries

The best indication of copper recovery for the resource comes from the sequential leaching data for which equations were developed to predict the percent leachable copper for pulverized drill core based on the total and oxide copper assays. Adjusting these equations to consider that a maximum extraction of 85% will occur results in the following equations that have been used to determine the resource copper extraction:

If Cu(oxide)/Cu(total) > 0.79, Leachable Copper = 85%

If Cu(oxide)/Cu(total) < 0.79, Leachable Copper = 95% x Cu(oxide)/Cu(total) + 10%

M3-PN06192	1-70	M3 Engineering & Technology Corporation
May 22, 2007

Note that the 85% extraction will be spread out over the life of the heap. It is assumed that 80% of the leached copper will be recovered in the first year, an additional 2.5% over the next two years, with the final 2.5% recovered at the end of the heap life when the heap is rinsed.

This is discussed in more detail in section 1.19.

M3-PN06192	1-71	M3 Engineering & Technology Corporation
May 22, 2007

1.26.5        Markets

No market study has been performed for this project and WCC has not yet entered into any discussion with potential consumers regarding off-take agreements. However, LME Grade A cathode copper is a readily marketable commodity at prevailing copper prices. As such, no market study is deemed necessary.

1.26.6        Contracts

As of the date of this study, WCC has not entered into any contracts for the development of this project, for the purchase of supplies and services or for the sale of any product. However, to the maximum extent possible, all estimates of costs used in this study have been benchmarked against prevailing industry rates.

1.26.7        Environmental Considerations

Exploration Roads and Trenches

Exploration trails on the property can be reclaimed once exploration has been completed. Material that has been side-cast will be recovered with an excavator or backhoe. Exploration trenches will be backfilled and natural ground contours will be re-established.

Access Roads

Western Copper will consult with the Little Salmon Carmacks First Nation and Selkirk First Nation and the local community to determine their desire for treatment of the mine access road after closure. Should elimination of the access road be desired, the following concepts are applicable:

  Removal of all culverts;
  Removal of Merrice Creek bridge and approaches;
  Scarification and seeding of the road; and
  Restoration of drainage patterns and seeding.

To discourage travel, the road can be bermed and ditched.

Experience shows that vegetation will have re-established itself in the 30 m wide cleared right-of-way in the 8 years of life of mine and only remedial work will be required. As suggested for linear developments, access roads will be tested for revegetation with a seed mixture including a native selection of Yukon wheatgrass, violet wheatgrass, northern fescue, sheep fescue, yellow locoweed, showy locoweed, arctic lupine and glaucous bluegrass. Seed proportions will follow those suggested by Kennedy (1993).

Measures will be taken during design and construction to prevent permafrost degradation along access roads. However, if this occurs, reclamation of affected areas will be completed as necessary. This can usually be accomplished in relatively dry areas with a thin organic layer,

M3-PN06192	1-72	M3 Engineering & Technology Corporation
May 22, 2007

which exist at this location, by stripping the organic layer, replacing it with a sufficient depth of gravel to restore the natural thermal gradient and revegetating the area.

Post Closure Monitoring

Closure planning will require site management to permit the dismantling and removal of infrastructure and post closure monitoring. It is expected that environmental and physical monitoring programs would be conducted for ten to fifteen years post closure to ensure the stability of reclamation measures.

Closure and Reclamation Research

Different seed mixes will be grown on test plots to develop optimum seed compositions. Initial recommended seed mixes have been developed and research have been conducted to confirm best seeding times and techniques, such as snow seeding. Fertilizers will also be evaluated, as they may be required, due to low nutrient content of the overburden. Soil amendments such as wood fibre and mulches will be tested.

Test plots will be established early in the life of the mine to determine growth requirements. A layer of overburden will be applied for the tests. Test plots are typically small and optimum conditions may apply. The information obtained from test plots will therefore be applied in reclamation trials to areas 1 ha or larger in size, (i.e. on exploration roads that are no longer in use). Overburden will be hauled by truck to the selected sites and will be spread with a dozer or grader. Successes and failures will provide valuable information on alternative approaches to mine reclamation.

M3-PN06192	1-73	M3 Engineering & Technology Corporation
May 22, 2007

Closure Costs

Estimated reclamation costs as prepared for the 2007 Project Proposal for the Carmacks Copper project are shown in Table 1.26 -4. It is expected that these costs would be reviewed during development of an updated Closure Plan.

Table 1.26 -4: Reclamation Costs

Description	Total Estimated Cost
Research Program	$1,014,000
Open pit	$567,600
Waste Rock Storage Area	$1,158,000
Heap Leach Pad	$2,386,800
Events Pond	$36,000
Plant and Ancillary	$1,402,800
Borrow Pit	$28,800
Access Road, Haul Road and Exploration Trail	$433,200
Total	$7,027,200

1.26.8        Taxes

Corporate Income Tax

The Carmacks project is evaluated with a 34% Canadian income tax rate of taxable income. The taxable income was reduced by loss carry forwards from the previous year of approximately $18.0 million and the first year’s loss. In addition, a deduction of depreciation for Class 41A assets is being taken which results in no income tax being paid until the initial capital is fully depreciated. These deductions against income are applied each year, but cannot create a loss.

Corporate income taxes paid is estimated to be $49.9 million for the life of the mine under the conditions assumed in the cashflow model.

Yukon Territorial Mining Royalty

In the Yukon, there is a mining royalty due which is calculated differently from the net income tax. The mining tax is calculated as revenues less operating expenses, depreciation (that can only include up to 15% of the initial capital cost balance at the beginning of the year), and taxes paid. Excluded from this calculation is interest payments made for the year.

Once the income is calculated, the tax is applied as follows:

M3-PN06192	1-74	M3 Engineering & Technology Corporation
May 22, 2007

  Annual profit in excess of $10,000 and up to $1,000,000 is taxed at 3%.

  On profits in excess of $1,000,000 and up to $5,000,000 is taxed at 5%.

  On profits in excess of $5,000,000 and up to $10,000,000 is taxed at 6%.

  On profits in excess of $10,000,000, a proportionate increase with no maximum for each additional $5,000,000.

It is estimated that $15.7 million will be paid in mining royalties.

1.26.9        Capital and Operating Costs

Operating Costs

The operating and maintenance costs for the Carmacks operations are summarized by areas of the plant, and shown in Table 1.26 -5. Cost centers include mine operations, process plant operations, and the General & Administration area. Operating costs were determined for a typical year of operations, based on an annual ore tonnage of 1.73 million tonnes and will produce between 13,200 to 17,700 tonnes of copper cathode annually. The proposed operation will process 10.6 million tonnes of ore at an average grade of 1.04% total copper and 56 million tonnes of waste over a project life of approximately 6 years. The life of mine unit cost per ore tonne is C$19.22 and the unit cost per copper pound is US$0.84, which includes mining, Process Plant, General & Administrative cost, and shipping.

Table 1.26-5: Production Cost Per Area

Area	Total Cost C$ (000)	Cost per tonne ore mined, C$
Mine	104,860	9.88
Process	81,100	7.64
G&A	14,900	1.4
Shipping	3,140	0.30
Total	204,160	19.22

Capital Costs

M3 specifically examined the capital to construct the mine site access road, required plant site roads, the power line and associated substations, water systems, and a crushing plant, heap leach facility, solvent extraction and electrowinning (SXEW) processing facility.

The estimate is based on the project as defined by the process and facility descriptions, design criteria, process flow diagrams and material balance, design drawings and sketches, equipment lists, and other documents developed or referenced in the feasibility study. Golder Associates provided a design report which forms the basis for the heap leach facility quantities and estimated capital cost of this facility.

M3-PN06192	1-75	M3 Engineering & Technology Corporation
May 22, 2007

The total contracted capital cost including owner’s cost and contingency is estimated to be C$151 million. Table 1.26 -6 details capital costs.

Table 1.26-6: Production Cost Per Area

Area	C$
Direct Costs	$78.3 million
Mine Equipment	$8.9 million
Mine Development	$3.8 million
Acid Plant	$17.6 million
EPCM & Fee	$13.1million
Field Indirect Costs	$7.5 million
Contingency	$14.1 million
Owners Cost	$7.3 million
Total	$151 million

M3-PN06192	1-76	M3 Engineering & Technology Corporation
May 22, 2007

1.26.10        Economics Analysis

Basis of Evaluation

Annual cash flows projections were estimated over the life of the mine based on estimates of capital expenditures, production cost, royalties, and sales revenue. The financial analysis is based on a number of project criteria. Following is a summary of criteria that have a definite influence on the estimate.

  The financial analysis is based on constant Canadian dollars (C$).
  The copper price used is derived from a three year historical, two year future rolling average as of the end of March 2007. That price is C$2.73.
  No premiums for LME Grade A material were assumed in the price.
  Financial analysis is based on 100% equity financing.
  Income tax rate is calculated at 34%.
  Labour costs were derived from a staffing plan and based on prevailing labour rates and included all applicable social security benefits as well as all applicable payroll taxes.
  Preproduction operating costs are expensed in the year incurred. Tax losses associated with these expenses are carried forward and used to defer pre-tax earnings subsequent to the start of copper production.

Economic Results

For a copper price of C$2.73 per pound, the economic results based on a 100% equity calculation indicates that with an after-tax internal rate of return of 15.7% can be achieved. The corresponding after tax NPV is C$123 million at a zero discount rate, C$69 million at a 5% discount rate, and C$31 million at a 10% discount rate.

M3-PN06192	1-77	M3 Engineering & Technology Corporation
May 22, 2007

Table 1.26 -7: Production Statistics and Financial Analysis

M3-PN06192	1-78	M3 Engineering & Technology Corporation
May 22, 2007

Total Revenues	566,519	-	-	79,452	83,750	88,501	94,295	92,701	106,513	21,307	-	-	-
Cash Operating Cost ($000)													
Total Cash Operating Cost	203,965	-	1,068	29,385	34,418	36,287	36,534	36,229	24,618	5,426	-	-	-
Unit Cost per lb cu	0.983			1.009	1.122	1.119	1.057	1.067	0.631	0.695			
Royalty	2,100	-	-	2,100	-	-	-	-	-	-	-	-	-
Property Tax	280	-	-	40	40	40	40	40	40	40	-	-	-
Total Cash Cost	206,345	-	1,068	31,525	34,458	36,327	36,574	36,269	24,658	5,466	-	-	-
Reclamation & Closure, Interest payments	10,020			630	680	830	880	1,165	1,003	4,832			
Production Cost Before Depreciation	216,364	-	1,068	32,155	35,138	37,157	37,454	37,434	25,661	10,298	-	-	-
Operating Income	350,155	-	(1,068)	47,297	48,612	51,344	56,841	55,267	80,853	11,009	-	-	-
Total Depreciation	170,158	-	-	27,421	46,563	49,039	33,552	2,346	2,284	8,953	-	-	-
Net Income After Depreciation	179,997	-	(1,068)	19,876	2,049	2,305	23,289	52,921	78,568	2,057	-	-	-
Yukon Mining Royalty	15,729	-	-	-	2,049	2,305	2,924	3,036	1,952	3,380	83	-	-
Tax Loss Carry Forward Applied	(19,876)			(19,876)									
Taxable Income	144,392	-	(1,068)	-	-	-	20,365	49,885	76,616	(1,323)	(83)	-	-
Taxes at 34%	49,934	-	-	-	-	-	6,924	16,961	26,049	-	-	-	-
Net Income After Taxes	94,457	-	(1,068)	-	-	-	13,441	32,924	50,567	(1,323)	(83)	-	-
Cash Flow (Before Taxes)		(32,789)	(117,624)	25,121	43,591	48,764	53,006	52,716	84,559	26,150	-	-	4,885
Cumulative Cash Flow (Before Taxes)		(32,789)	(150,413)	(125,292)	(81,701)	(32,937)	20,069	72,785	157,344	183,494	183,494	183,494	188,379
Cash Flow (After Taxes)		(32,789)	(117,624)	25,121	41,542	46,459	43,158	32,719	56,557	22,771	(83)	-	4,885
Cumulative Cash Flow (After Taxes)		(32,789)	(150,413)	(125,292)	(83,750)	(37,291)	5,867	38,586	95,143	117,914	117,831	117,831	122,716

M3-PN06192	1-79	M3 Engineering & Technology Corporation
May 22, 2007

Table 1.26 -8: Economic Indicators

Economic		Economic
Indicators Before		Indicators After
Taxes		Taxes
NPV at 0% - ($000)		NPV at 0% -
after tax	188,379	($000) after tax	$122,716
NPV at 5% - ($000)		NPV at 5% -
after tax	117,267	($000) after tax	$68,721
NPV at 10% -		NPV at 10% -
($000) after tax	67,071	($000) after tax	$30,574
IRR	21.1%	IRR	15.7%
		Payback - Years
		from Startup	3.9

Table 1.26 -9: Results of Economic Analysis

	NPV @ 0% C$000	NPV @ 5% C$000	NPV @ 10% C$000	IRR %	Payback Years
Base Case	$123,000	$69,000	$30,000	15.7%	3.9
Copper Price +20%	$195,000	$127,000	$78,500	24.3%	3.9
Copper Price -20%	$51,300	$9,890	($18,700)	6.5%	5.4
Capex +20%	$100,000	$45,500	$6,910	11.1%	4.5
Capex -10%	$134,000	$80,200	$42,100	18.5%	3.6
Opex +20%	$100,000	$49,300	$13,600	12.5%	4.5
Opex -10%	$134,000	$78,400	$38,900	17.3%	3.6
Recovery +5%	$140,000	$82,900	$42,300	17.8%	3.6
Recovery -10%	$87,700	$40,000	$6,570	11.2%	4.6

+1 Yr Mine Life	155,445	88,947	43,221	17.2%	3.9
+2 Yrs Mine Life	187,956	108,940	55,801	18.6%	3.9

M3-PN06192	1-80	M3 Engineering & Technology Corporation
May 22, 2007

1.26.11        Payback

As shown in Table 1.26 -9, the calculated payback period is 3.9 years.

1.26.12        Mine Life

The base case mine life is six years. However, exploration efforts now underway may increase mineable reserves and thus extend the mine life one to two years.

M3-PN06192	1-81	M3 Engineering & Technology Corporation
May 22, 2007

1.27        ILLUSTRATIONS AND FIGURES

Project Location
General Location Map
of the
Yukon Territory
Scale 1 : 6 000 000
50 0 50 100 150 200 250 300km
N
S
E
W
Alaska (United States of America)
Northwest Territories
British Columbia
Project Site
Dawson
Mayo
Stewart Crossing
Pelly Crossing
Faro
Ross River
Whitehorse
Johnson's Crossing
Teslin
Carcross
Watson Lake
Haines Junction
Destruction Bay
Beaver Creek
Eagle Plains
M3 Engineering & Technology Corp.
Drawn By: TSO
Checked By: XXX
Figure 2-1
Date: March 5, 2007

Figure 1.3 -1: Project Location on a Provincial Scale

M3-PN06192	1-82	M3 Engineering & Technology Corporation
May 22, 2007

N
Nancy Lee Creek
Williams Creek
Merrice Creek
Merrice Lake
McGregor Creek
Klondike Highway
Freegold Road
Crossing Creek
Yukon River
Tatchun Lake
Tatchun River
Robert Campbell Highway
Carmacks
Feasibility Study
Carmacks Copper Project, Yukon Territory, Canada
Western Copper Corporation
Legend:
Town
Ore Deposit
Water Course
Proposed Access Road
Exploration Road
Limited-use Road
Road
Trail
Contour
Water Body
Environmental Assessment Study Area
Project Area Overview
Figure Number:
Scale:
1:150,000
M3 Engineering & Technology Corp.
Drawn by: TSO
Checked by:
Date: March 5, 2007

Figure 1.3 -2: Project Location on a Local Scale

M3-PN06192	1-83	M3 Engineering & Technology Corporation
May 22, 2007

Figure 1.3 -3: Claim Site Map

M3-PN06192	1-84	M3 Engineering & Technology Corporation
May 22, 2007

137°30'
136°30'
62°30'
62°00'
Yukon River
CARMACKS COPPER PROJECT
Carmacks
TQS
EJgA
N

LEGEND

TERTIARY(?) and QUATERNARY

| TQS | SELKIRK: Basalt flows, tuff and breccia |

LATE CRETACEOUS to TERTIARY

| LKP | PROSPECTOR MOUNTAIN SUITE: felsic to lesser mafic intrusives |

UPPER CRETACEOUS

| uKC | CARMACKS: predominantly basic volcanic strata, lesser felsic volcanics and basal clastics at base |

EARLY JURASSIC

| EJgA | AISHIHIK SUITE: biotite-hornblende granodiorite |

UPPER TRIASSIC, CARNIAN and older(?)

| uTrP | POVOAS: andesitic basalt flows, breccia, tuff, sandstone and argillite |

UPPER TRIASSIC, CARNIAN to NORIAN

| uTrAK | AKSALA: mixed clastic-carbonate assemblage |

DEVONIAN, MISSISSIPPIAN and(?) older

| DMN | NASINA: quartzites and schists |

0 25 km
Scale

AURORA GEOSCIENCES LTD. GEOLOGY & GEOPHYSICS

Western Copper Corporation	Carmacks Copper Project	
REGIONAL GEOLOGY	MINING DISTRICT : WHITEHORSE	
	SCALE: AS INDICATED	NTS: N/A
	DATUM: N/A	DRAWN BY: JR
AURORA GEOSCIENCES LTD.	DATE: 2006-11-28

Figure 1.9 -1 – Regional Geologic Map

M3-PN06192	1-85	M3 Engineering & Technology Corporation
May 22, 2007

4000 ZONE
No.3 ZONE
Map Area
Carmacks Copper Claim Block
5 km
412000
N
No.9 ZONE
No.1 ZONE
Section 1500 N
Creek
Williams
5914600
No.5 ZONE
No.6 ZONE
No.7 ZONE
No.4 ZONE
No.8 ZONE
No.13 ZONE
No.12 ZONE
Claim Boundary
900M
850M
800M
750M
700M
92-46
92-40
92-34
92-37
92-36
92-35
92-33
LEGEND
Mineralized zone
Trench
Drill hole (pre-1992)
Geophysical target
Fault or probable fault
Contour (metres ASL)
Road
Creek
To Carmacks
0
1 k
Scale
AURORA GEOSCIENCES LTD.
Western Copper Corporation
Carmacks Copper Project
Property Geology Sketch Map
MINING DISTRICT: WHITEHORSE
SCALE: AS INDICATED
NTS: N/A
DATUM: N/A
DRAWN BY: JR
AURORA GEOSCIENCES LTD.
DATE: 2006-11-28

Figure 1.10 -1 Property Geologic Map

M3-PN06192	1-86	M3 Engineering & Technology Corporation
May 22, 2007

411300.0 E
412000.0 E
6913900.0 N
412100.0 E
6913950.0 N
900.0Y
800.0Y
700.0Y
600.0Y
500.0Y
WC021B
119
152
WC008
WC005
107
WC010
0.0X
100.0X
200.0X
300.0X
Oxide Proportion
0.0 0.2
0.2 0.4
0.4 0.6
0.6 0.8
0.8 1.0

Figure 1.20 -1: Cross Section Showing Oxide Copper to Total Copper Proportion in Drill
Holes and Oxide & Sulphide Solids

M3-PN06192	1-87	M3 Engineering & Technology Corporation
May 22, 2007

Figure 1.20 -2: Three Dimensional Representation of Block Model Showing Measured
(Magenta) and Indicated (Red) Categories

M3-PN06192	1-88	M3 Engineering & Technology Corporation
May 22, 2007

WC002
WC021B
WC010
WC008
WC005
411800.0 E
412000.0 E
412100.0 E
900.0Y
800.0Y
700.0Y
600.0Y
500.0Y
0.0X
100.0X
200.0X
300.0X
Cu Grade (%)
0.00 0.05
0.05 0.25
0.25 0.50
0.50 1.00
1.00 2.00
2.00 10.00

Figure 1.20 -3: Cross Section with Drill Hole Composites Showing Total Cu Against
Interpolated Block Model Grades

M3-PN06192	1-89	M3 Engineering & Technology Corporation
May 22, 2007

411,500 E
412,000 E
412,500 E
6,914,500 N
6,914,000 N
6,913,500 N
860
Crusher
N
0
100
200
METERS

Figure 1.20 -4: Final Pit Design

M3-PN06192	1-90	M3 Engineering & Technology Corporation
May 22, 2007

Figure 1.23 -1: Carmacks Project Summary Schedule

M3-PN06192	1-91	M3 Engineering & Technology Corporation
May 22, 2007

PRIMARY MINERAL SIZER
TRUCK
SECONDARY MINERAL SIZER
ROLLER SCREEN
OVERSIZE
UNDERSIZE
TERTIARY CRUSHING
AGGLOMERATOR
HEAP LEACH PAD
EXTRACTION MIXER SETTLERS
STRIP MIXER SETTLER
ORGANIC CIRCULATION
RAFFINATE
CIRCULATION TANK
ELECTROWINNING
CATHODE WEIGHING & STRAPPING
CATHODE SHIPPING

PRELIMINARY
NOT FOR CONSTRUCTION

REFERENCES		REFERENCES		REVISIONS						REVISIONS					
DWG. NO.	TITLE	DWG. NO.	TITLE	NO.	DESCRIPTION	BY	APP'D	DATE	CLIENT	NO.	DESCRIPTION	BY	APP'D	DATE	CLIENT

SCALE: NONE		DATE
DESIGNED BY	TSG	APR 07
DRAWN BY	BO	APR 07
CHECKED BY		
PROJECT MGR		
CLIENT APPR.		

M3 Engineering & Technology Corp.
Tucson, Arizona
Tel.(520)293-1488 Fax (520)293-8349
Hermosillo, Sonora Mexico
Tel. 011-52-662-2105400
Fax 011-52-662-2105404

WESTERN COPPER CORPORATION

CARMACKS COPPER PROJECT
COPPER PROJECT PROCESS
SIMPLIFIED FLOW SHEET

JOB NO. M3-PN06193
DWG. NO. **000-FS-001**
REV NO. P1
DATE 12 APR 07

Drawing 000-FS-001: Simplified Flow Sheet

M3-PN06192	1-92	M3 Engineering & Technology Corporation
May 22, 2007

HEAP LEACH PAD
CONVEYOR
FRESHWATER PIPELINE
CRUSHER SIZER
PIT LIMIT
TRUCK SHOP
READY LINE
FRESHWATER WATER STORAGE TANK
PROCESS BUILDING
EVENTS POND
SULPHURIC ACID STORAGE
SULPHUR STORAGE
SULPHURIC ACID PLANT
SUBSTATION
GUARD HOUSE
TRUCK SCALE
CAMP SITE
WELLHEAD BOOSTER TANK
SEDIMENT POND
ACCESS ROAD
LEACH FIELD
800
780
760
750
740
770
710
75 37.5 0 75
SCALE IN METERS
C.I. = 2m

	ELEV.	CUT	FILL	DIFF.
PLANT	768.0	88,480	60	88,420
TRUCK SHOP	836.0	82,390	980	81,410
CRUSHER	832.0	19,130	17,640	1,490
CAMP	734.0	0	43,770	-43,770
ROADS	VARIES	108,810	95,720	13,090
TOTAL		299,810	158,170	141,640

NOTE:
VOLUMES CALCULATED ARE CU. M. USING A 1H:1V CUT SLOPE AND 2H:1V FILL SLOPE.

PRELIMINARY
NOT FOR CONSTRUCTION

REFERENCES	
DWG. NO.	TITLE
000-CI-008	OVERALL SITE PLAN

REVISIONS					
NO.	DESCRIPTION	BY	APP'D	DATE	CLIENT

SCALE: 1:2,000

		DATE
DESIGNED BY	FJE	JAN 07
DRAWN BY	FJE	JAN 07
CHECKED BY		
PROJECT MGR	TO	
CLIENT APPR		

M3 Engineering & Technology Corp.
Tucson, Arizona
Tel (520)293-1488 Fax (520)293-8349
Hermosillo, Sonora, Mexico
Tel 011-52-662-2105400
Fax 011-52-662-2105404

WESTERN COPPER CORPORATION

CARMACKS COPPER PROJECT
SITE GRADING
CIVIL
PLAN

JOB NO. M3-PN06162
DWG. NO. **100-CI-010**
REV NO. P3
DATE 05-08-07

Drawing 100-CI-010: Site Process Facility Layout

M3-PN06192	1-93	M3 Engineering & Technology Corporation
May 22, 2007

WASTE FILL
TRUCK SHOP
OPEN PIT
CRUSHER
POND
ACCESS ROAD
PLANT SITE
CAMP SITE
HEAP LEACH
412,800E
412,600E
412,400E
412,200E
412,000E
411,800E
411,600E
411,400E
411,200E
6,915,000N
6,914,800N
6,914,600N
6,914,400N
6,914,200N
6,914,000N
6,913,800N
6,913,600N
6,913,400N
6,913,200N
6,913,000N
6,912,800N
6,912,600N
6,912,400N
6,912,200N
6,912,000N
C.I. = 2m

PLAN

PRELIMINARY
NOT FOR CONSTRUCTION

REFERENCES		REFERENCES		REVISIONS						REVISIONS					
DWG. NO.	TITLE	DWG. NO.	TITLE	NO.	DESCRIPTION	BY	APP'D	DATE	CLIENT	NO.	DESCRIPTION	BY	APP'D	DATE	CLIENT

SCALE 1:20,000		DATE
DESIGNED BY	TJC	JAN 07
DRAWN BY	TJC	JAN 07
CHECKED BY		
PROJECT MGR	DO	
CLIENT APPR.		

M3 Engineering & Technology Corp.
Tucson, Arizona
Tel:(520)293-1488 Fax:(520)293-8349
Hermosillo, Sonora, Mexico
Tel: 011-52-662-2105400
Fax: 011-52-662-2105404

WESTERN COPPER CORPORATION

CARMACKS COPPER PROJECT
OVERALL SITE PLAN
CIVIL
PLAN

JOB NO. M3-PN08102
DWG. NO. **100-CI-011**
REV NO. P3
DATE 05-17-07

Drawing 100-CI-011: Overall Site Plan

M3-PN06192	1-94	M3 Engineering & Technology Corporation
May 22, 2007

1.28        APPENDIX A: PROFESSIONAL QUALIFICATIONS

Professional Certifications, Consents and resumes for the Qualified Persons begin on the following page.

M3-PN06192	1-95	M3 Engineering & Technology Corporation
May 22, 2007

M3 Engineering & Technology Corp.

Timothy S. Oliver, P.E.
M3 Engineering & Technology
2440 W. Ruthrauff Rd.
Tucson, AZ 85705
Telephone: 520-293-1488
Fax: 520-293-8349
Email: toliver@m3eng.com

CERTIFICATE of QUALIFIED PERSON

I, Timothy S. Oliver, P.E. do hereby certify that:

1. I am Project Manager for the "Carmacks Copper Project Feasibility Study" and Senior Environmental Engineer of:

   M3 Engineering & Technology
   2440 W. Ruthrauff Rd.
   Tucson, AZ 85705

2. I graduated with a degree in Environmental Engineering from New Mexico Institute of Mining and Technology in 1976.

I am a member/fellow of the following professional associations.

Class	Professional Society	Year of Registration
Professional Member	Society of Mining Engineers of AIME	1986

I have worked as an engineer and consultant for a total of 30 years since my graduation from university.

TIMOTHY S. OLIVER, CPSWQ, P.E.
Project Manager, Environmental Permitting and Evaluation Specialist

EDUCATION	B.S. Environmental Engineering, 1976, New Mexico Institute of Mining and Technology

REGISTRATION	Certified Professional in Storm Water Quality (CPSWQ) State of Arizona, Environmental, P.E.

EXPERIENCE

Over twenty-nine years of experience in mining operations, consulting, and management. Fifteen years in the mining (copper, lead, zinc, silver and gold) and metallurgical industry performing compliance, operations and process improvements for environmental quality, permitting large-scale mining, metallurgical and byproduct management facilities, reclamation and closeout of retired operations, design and construction oversight for large capital pollution control facilities such as well fields, dams, pipelines and ancillary equipment, design and implementation of “fail safe” compliance systems, preparation and delivery of environmental awareness training.

Fourteen years experience as a consultant and engineer serving mining, industrial, commercial, utility and public works clients. Primary emphasis has been project permitting including air and water quality permits, National Environmental Policy Act documentation, right of way permits, due diligence evaluations and audits, solid and hazardous waste permitting. Other consulting areas are government affairs with lobbying, regulatory affairs analysis and commenting, participation with trade groups in policy formation, expert witness testimony and litigation support.

PROJECT EXPERIENCE

•	M3 Engineering and Technology – Environmental Engineer

	-	Carmacks Copper Project Feasibility Study, Carmacks, Yukon Territory, Canada – Project Manager

-

Cobre del Mayo Piedras Verdes ROM copper heap leach SXEW project Sonora, Mexico- Project Engineer during feasibility study, environmental and permitting assistance and design compliance evaluations during design and construction

	-	Carlota Copper Company ROM copper heap leach SXEW project basic engineering design compliance evaluation and project permitting

	-	Farallon Resources, Campo Morado polymetallic (lead, zinc, gold, silver) underground mine and flotation mill project, Guererro, Mexico – Environmental Impact Study assistance

	-	Confidential Client – regional water transportation study including pump and piping systems for transferring up to 60-acre feet per year and distances of several hundred miles, Project Engineer

	-	Teck Cominco Ltd. Campo Morelos gold project, Guererro, Mexico – water supply development assistance

TIMOTHY S. OLIVER, CPSWQ, P.E.
Project Manager, Environmental Permitting and Evaluation Specialist

•	M3 Engineering and Technology – (continued)

	-	Constellation Copper Corporation Terrazas copper and zinc project feasibility study, Chihuahua, Mexico, Deputy Project Manager and environmental and permitting assistance

	-	Confidential Client – due diligence for an existing open pit copper mine in the US

	-	Confidential Client – due diligence for an underground silver mine in the US

	-	Wheaton River – Luismin – Los Filos Project - Mexico

	-	Compliance Assistance and mine reclamation consulting – New Mexico

	-	Minefinders Dolores Project – silver heap leach – feasibility study environmental report – Mexico

	-	Capital Gold Corporation – gold heap leach feasibility study environmental report, environmental management plan – Sonora, Mexico

	-	Environmental Documentation for World Bank/IFC guidelines for the Mulatos Gold Project - Sonora, Mexico

	-	Stateside assistance with environmental permitting and cost engineering for the Peñasquitos Project (lead, zinc, silver, gold) - Zacatecas, Mexico

•	Tierra Right of Way Services, Ltd. – Environmental and Archaeological Services Manager (2 years)

	-	Confidential Client - Due diligence and permitting analysis for a prospective gold mine in Arizona

	-	Environmental and archaeological studies, permitting and NEPA Documentation for hundreds of miles of fiber telecommunications projects in California, Arizona and New Mexico.

	-	Environmental permitting and right-of-way grants on state and federal lands throughout Arizona and New Mexico

	-	As many as one-hundred storm water permits and storm water pollution prevention plans for construction and commercial projects throughout the southwest,

	-	Dozens of USACE watercourse jurisdictional determinations and Section 404 permits- both nationwide and individual,

	-	NEPA Environmental Assessment for a power distribution line replacement in Saguaro National Park for Trico Electric Coop,

	-	NEPA Environmental Assessment for a natural gas line on the Cocopah Indian Reservation for Southwest Gas Corporation,

	-	NEPA Environmental Assessment for a right-of-way application to BLM for a fiber optic telecommunications cable from Safford to Clifton, Arizona for Valley Telephone Cooperative,

	-	NEPA Environmental Assessment for a right-of-way application to BLM for a fiber optic telecommunications cable from Tucson, Arizona to El Paso, Texas, for Valley Telephone Cooperative,

	-	Numerous Phase I Environmental Assessments,

	-	Air Quality Permit and enforcement action representation for a stone crushing operation

TIMOTHY S. OLIVER, CPSWQ, P.E.
Project Manager, Environmental Permitting and Evaluation Specialist

•	CSE Management, Independent Environmental Consultant, Owner and President

	-	Environmental project manager (Air, Water, Waste) for $278 million copper smelter modernization

	-	Numerous Storm Water Pollution Prevention Plans (SWPPPs) – Industrial and Construction

	-	Remedial Investigation/Feasibility Study and ROD review and comment for a New Mexico Superfund site owner (Cleveland Mill)

	-	Environmental performance audits for solid waste and hazardous waste landfills and one multi-plant concrete redi-mix and asphalt producer

	-	Represented a major, Australia based, international mining corporation on a rulemaking task force. The New Mexico Land Commissioner personally appointed me to the task force.

	-	USACE jurisdictional determinations and Section 404 Permits; Obtained one 404 Individual Permit in 60 days

	-	Environmental planning and permitting –numerous projects for BHP Copper, Tucson, Arizona

	-	New Mexico Mining Act permits, including reclamation plans, for three separate gold mining properties in the Steeple Rock mining district near Duncan, Arizona.

	-	Eight air quality operating permits for industrial plants in New Mexico and Arizona

•	Environmental Superintendent, Phelps Dodge Mining Company, Chino Mines Co., (5 years)

-

Overall responsibility for environmental and industrial hygiene functions at the Chino Branch, a major integrated copper producer with over 1200 employees. “Chino” was New Mexico’s largest industrial enterprise at the time.

	-	Permitted a new, 1600 acre, tailings disposal facility,

	-	Permitted a new solution extraction, electrowinning plant (SXEW),

	-	Renewed and modified permits for leaching operations, mine waste facilities, mine, mill and smelter operational units and landfills,

	-	Obtained a permit for the regional solid waste landfill located on mine property,

	-	Achieved first year in history without a discharge of fluids from "zero discharge" outfalls,

	-	Achieved substantial remediation results on tailings impoundments and waste rock dumps throughout this historic facility,

-

Achieved eleven consecutive calendar quarters of operation of a primary copper smelter without an ambient air violation for sulfur dioxide, another first for the facility. Continuation of this performance resulted in an Environmental Excellence award from EPA Region VI,

	-	Oversaw and directed groundwater monitoring and modeling studies including over one hundred groundwater monitoring wells spread over several thousand acres of mine property.

TIMOTHY S. OLIVER, CPSWQ, P.E.
Project Manager, Environmental Permitting and Evaluation Specialist

•	Senior Environmental Engineer, Monsanto Chemical Company (3 years)

	-	Responsible for air quality, solid waste, and radionuclide issues and this elemental phosphorus production plant,

	-	Permitted a new solid waste landfill,

	-	Retired and reclaimed two process water lagoons,

	-	Conducted a comprehensive groundwater analysis including the installation of over 40 monitoring wells along with testing sampling and data analysis.

Senior Minerals Engineer, Exxon Minerals Company (2 years)

	-	Los Bronces Expansion Project – Andes Mountains, Chile – prepared the environmental impact report for the expansion feasibility study

	-	Due diligence evaluation of AMAX Lead in Buick Missouri

•	Senior Environmental Engineer, Magma Copper Company (4 years)

	-	Duties included environmental compliance oversight for other properties owned by Newmont Mining at the time, including Carlin Gold, Idarado Mining Company and Dawn Mining Company.

Jerry T. Hanks, P.E.
Metallurgical / Mineral Processing Engineer
7307 W. Mesquite River Dr.
Tucson, AZ 85743
Phone 520 579 9729
Cell 520 780 2617
email: jerryhanks@hotmail.com

CONSENT of AUTHOR

Registered Professional Engineer (Metallurgical) CERTIFICATE No. 21106 JERRY T. HANKS Date signed 5-22-07 ARIZONA, U.S.A.

Signature of Qualified Person

Jerry T. Hanks
Print Name of Qualified Person

CMD\427201\CARMACKS\3350

Jerry T. Hanks, P.E.
Metallurgical / Mineral Processing Engineer
7307 W. Mesquite River Dr.
Tucson, AZ 85743
Phone 520 579 9729
Cell 520 780 2617
email: jerryhanks@hotmail.com

CERTIFICATE of QUALIFIED PERSON

I, Jerry T. Hanks, P.E. do hereby certify that:

1. I am a self-employed consulting engineer in metallurgy and mineral processing. My office is located at:

   7307 W. Mesquite River Dr.
   Tucson, AZ 85743

2. I graduated with the degree of Metallurgical Engineer from the Colorado School of Mines in 1963.

3. I am a member of the following professional associations:

Professional Society	Year of Registration
Society of Mining Engineers	~1980
Colorado Board of Professional Registration (P.E.) No. 10042	1971
Arizona Board of Technical Registration (P.E.-Metallurgical) No. 21106	1987

4. I have worked as a metallurgist/mineral processing engineer for a total of 44 years since my graduation.

6. I am responsible for the preparation of section 19, Mineral Processing and Metallurgical Testing, of the technical report titled "Carmacks Copper Project Copper Mine and Process Plant", Feasibility Study Volume I Executive Summary, and dated May 22, 2007 relating to the Carmacks Copper property. I have not visited the Carmacks Copper property.

7. I have not had prior involvement with the property that is the subject of the Technical Report.

JERRY HANKS, P.E.
Mineral Processing Engineer

EDUCATION	Colorado School of Mines, Metallurgical Engineer, 1963

REGISTRATION	Arizona and Colorado

EXPERIENCE	Forty (40) years of experience in exploration, mineral property evaluation, process development, project management, due diligence, feasibility studies, startups, plant operations and maintenance.

PROJECT EXPERIENCE

•	Mineral Processing Consultant (15 years)

	-	Provided technical assistance for Western Silver Corp. Peñasquito Feasibility Study

	-	Provided process engineering for a copper-cobalt project in the Democratic Republic of Congo, for Phelps Dodge Corporation.

	-	Managed a pre-feasibility study for the Cobre del Mayo Piedras Verdes Copper Project in Sonora, Mexico.

	-	Provided technical assistance on a copper heap leach project to a confidential client.

	-	Managed process development work and assisted with a bankable feasibility study for the Sossego Copper-Gold Project in Brazil, for Companhia Serra do Sossego.

	-	Assisted CVRD with evaluating test programs for the Vermelho nickel-cobalt laterite project in Brazil.

	-	Managed worldwide process development and engineering studies for Phelps Dodge Exploration Corporation. Assisted the Strategy and Business Development Group in evaluating properties for potential acquisitions, joint ventures, and licensing.

	-	Managed process development work and assisted with a prefeasibility study for a world class copper-gold project being developed in the Amazon Basin of Brazil.

	-	Evaluated Las Cruces lead-zinc property in Bolivia as possible acquisition for PD

	-	Directed process testwork and metallurgical evaluation for the Piedras Verdes heap leach, SX/EW copper project in Mexico.

	-	Managed process development work for a large nickel-cobalt laterite deposit in Madagascar. Also acted as technical study manager during the bankable feasibility study for this $800 million project.

	-	Acted as team leader for a joint Exxon-Phelps Dodge evaluation of the Crandon lead- zinc project in Wisconsin.

	-	Oversaw testwork and managed a scoping study on the Jerome zinc-copper-gold project in Arizona, for Phelps Dodge.

	-	Evaluated a zinc concentrator and zinc refinery in Tennessee as a possible acquisition for Phelps Dodge.

	-	Managed both the process development work and the feasibility study for the La Candelaria Project, a highly successful $500 million dollar copper project in Chile.

	-	Developed standard practices for testing and evaluating exploration properties, thereby improving management's ability to choose between projects competing for limited exploration funds.

	-	Served as a member of the Phelps Dodge Concentrator and Hydrometallurgy Steering Teams.

JERRY HANKS, P.E.
Mineral Processing Engineer

•	E&C International, Chief Metallurgist (3 years)

	-	Wrote the control system manuals in Spanish for the new Cananea Concentrator. Assisted with startup and trouble shooting in both the new and old concentrators.

	-	Performed in-plant consulting, trouble shooting, and de-bottlenecking at the Real de Angeles lead-zinc concentrator in Zacatecas, Mexico

	-	Designed, supervised fabrication, and commissioned the first two flotation columns installed in Mexico, for the Real de Angeles lead-zinc plant. .

•	Ralph M. Parsons Company, Principal Process Engineer (5 years)

	-	Preformed process design and engineering for the Cominco Red Dog lead-zinc concentrator in Alaska.

	-	Assisted with startup of a SAG mill / copper concentrator project in Chile.

	-	Performed both process and project engineering for a feasibility study for an 84,000 ton /day copper concentrator project also in Chile.

	-	Provided in-plant trouble shooting and de-bottlenecking for the Molycorp plant at Questa, NM.

•	The Southern Peru Copper Corporation, Assistant Mill Superintendent (2 years)

	-	Oversaw operations, maintenance, and metallurgy for the 45,000 ton /day copper- moly concentrator in Toquepala, Peru.

•	Climax Molybdenum Company, Shift Boss, Sr. Metallurgist, Mine-Mill Design Engineer, Mill Superintendent (10 years)

	-	Supervised production at the Climax moly-oxide recovery plant and at the Henderson Concentrator.

	-	Managed all process development work for the Henderson Project.

	-	Acted as Climax's representative to the engineering company during detailed design of mine, mill, and infrastructure facilities for the Henderson Project.

Earlier positions include: Mill Superintendent and Advisor to the Black Sea Copper Company in Turkey; General Mill Foreman for Molycorp, Questa; Junior Metallurgist and Shift Boss for ASARCO copper concentrators at Mission and Silver Bell, Arizona. At Mission, worked on the process development team for the lead-zinc-moly byproducts plant.

LANGUAGES

– Spanish
– Portuguese
– French (Some)

JERRY HANKS, P.E.
Mineral Processing Engineer

PUBLICATIONS

"Sampling a Mineral Deposit and Metallurgical Testing for the Design of Comminution and Mineral Separation Processes" (co-author) presented at the SME Symposium on Mineral Processing Design, Vancouver, BC Canada, October 20-24, 2002

"Nickel and Cobalt Recovery from Madagascar Laterite," (co-author) presented at the Pressure Technology and Applications in Hydrometallurgy of Copper, Nickel, Cobalt and Precious Metals Symposium, TMS Annual Meeting, Nashville, 2000.

"Development of Nickel/Cobalt Precipitation Process from Laterite Pressure Acid Leach Liquor," (co-author) presented at the ALTA Nickel/Cobalt Pressure Leaching & Hydrometallurgy Forum, Perth, 1999.

"Process Development for Exploration Projects," presented at the SME Annual Meeting, Denver, 1997.

"Metallurgical Development at Phelps Dodge's Ojos del Salado Concentrator in Chile Since 1982," (co-author) presented at the SME Annual Meeting, Reno, 1993. Also published in Mining Engineering, December 1993 (cover story).

"Designing Semiautogenous Grinding Installations for Effective Maintenance," presented at the Annual Meeting of the Arizona Conference of AIME, Tucson, 1986.

"Maintenance Considerations in the Design and Operation of Autogenous Mills," (co-author) presented at "Primer Taller de Molienda Autogena de Minerales," Santiago de Chile, 1983.

"The Grinding and Flotation Investigation of Henderson Ore" (co-author) presented at the SME Annual Meeting, Reno, 1971.

CONSENT of AUTHOR

TO:	Western Copper Corporation
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Authorité des marchés financiers du Québec
Nova Scotia Securities Commission
New Brunswick Office of the Administrator of Securities
PEI Provincial Affairs & Attorney General
Department of Government Services and Lands, Government of Newfoundland
and Labrador
The Toronto Stock Exchange

I, Gilles Arseneau do hereby consent to the filing by Western Copper Corporation (the "Company") of the technical report entitled "Carmacks Copper Project Copper Mine and Process Plant", Feasibility Study Volume I Executive Summary, dated May 22, 2007 (the "Technical Report") prepared for the Company by M3 Engineering & Technology Corp. with the above securities regulatory authorities.

I also certify that I have read the written disclosure in the news release of the Company dated April 26, 2007 relating to the subject matter of the Technical Report and the news release fairly and accurately represents the information in the Technical Report.

Dated as of the 22nd day of May, 2007.

“Original Signed and Sealed”
Signature of Qualified Person

Gilles Arseneau, Ph.D., P. Geo
Print Name of Qualified Person

C E R T I F I C A T E O F Q U A L I F I E D P E R S O N

I, Gilles Arseneau of North Vancouver, British Columbia, do hereby certify that as an author of this Technical Report titled” NI 43-101 Technical Report Feasibility Study Volume I Executive Summary”, dated May 22nd, 2007, I hereby make the following statements:

•	I am Manager of Geology with Wardrop Engineering Inc. with a business address at 800-555 West Hastings Street, Vancouver, BC, V6B 1M1.

•	I have a B.Sc. in Geology from the University of New Brunswick, 1979; a M.Sc. in Geology from the University of Western Ontario, 1984; and a Ph.D. in Geology from the Colorado School of Mines, 1995.

•	I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia, License #25474.

•

I have practiced my profession in mineral exploration continuously since graduation. I have over twenty years of experience in mineral exploration and I have eight years experience preparing mineral resource estimates using block- modelling software.

•

I have read the definition of “qualified person” set out in National Instrument 43- 101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purpose of NI 43-101.

•	I am responsible for sections 1.6, to 1.16, and section 1.18, portions of section 1.17 and Sections 1.20.1 to 1.20.14 of the technical report. I visited the property from May 16 and 17, 2007.

•	I have no prior involvement with the Property that is the subject of the Technical Report.

•

As of the date of this Certificate, to my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

•	I am independent of the Issuer as described in Section 1.4 of National Instrument 43-101.

•	I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

Western Copper Corporation	Page 1

Signed and dated this 22nd day of May, 2007 at Vancouver, British Columbia.

“Original Document, signed and sealed
         by Gilles Arseneau, Ph.D., P. Geo.”
Signature

Western Copper Corporation	Page 2

WARDROP

CURRICULUM VITAE

Gilles J. Arseneau, Ph.D., P.Geo.

Education

Ph.D., Metallogeny and Associated Alteration of Gold Occurrences
Colorado School of Mines, Bousquet Township, Northwestern Quebec 1995

M.Sc., Stockwork Mo-Cu Potential, Rocher Deboule Stock, B.C.
University of Western Ontario, 1984

B.Sc., University of New Brunswick 1979

Areas of Expertise

Geologist

Summary of Experience

Gilles Arseneau is a senior geologist with past experience working at the TSX Venture Exchange as Manager, Geology, where he was responsible for reviewing most of the technical reports filed with the Vancouver office of the Exchange. Accordingly, Gilles is very knowledgeable on National Instrument 43-101 (NI 43-101). Gilles has extensive experience as resource estimation using Gemcom Software. He has worked on several narrow vein gold deposits and volcanogenic massive sulphide deposits.

Professional Record

2006-Present	Wardrop Engineering Inc., Manager of Geology
2002-2006	TSX Venture Exchange, Manager/Geologist
1997-2002	Roscoe Postle Associates Inc., Geological Consultant
1996-1997	Echo Bay Mines, Senior Geologist
1986-1993	Arseneau and Associates, Geological Consultant
1984-1985	Gold Fields Canadian Mining Corp.
1983	Lac Minerals Ltd., Field Geologist
1981-1982	ASARCO Exploration Company, Project Geologist
1979-1981	Essex Minerals Company, Field Geologist

Professional Affiliations

Member of APEGBC (P.Geo), PDAC, and AME B.C.

2002-2006 Member of the Mining Technical Advisory Monitoring Committee (MTAMC), reporting to the Canadian Securities Administrators on issues concerning National Instrument 43-101.

Arseneau, Gilles 06/12-1

C U R R I C U L U M V I T A E G I L L E S J. A R S E N E A U , P H . D . , P . G E O .

K E Y   P R O J E C T   I N V O L V E M E N T

G O L D

•	Lupin Mine, Wolfden Resourses, NU, Canada – Review of database to establish possible remaining resources within BIF deposit.

•	Detour Lake, Pelangio Mines Inc, ON, Canada – Fatal Flaw review of resource estimate of BIF deposit

•	Efemcukuru, Eldorado Gold, Turkey – Review of geological model and resource estimate for narrow vein underground gold deposit.

B A S E   M E T A L S

•	KM 66, Great Panther Resources, Mexico – Resource estimate and NI 43-101 report on low temperature skarn deposit

•	Tulsequah Chief, Redcorp, BC, Canada – Resource estimate and NI 43-101 report on VMS deposit as part of feasibility study.

•	Big Bull, Redfern, BC, Canada – Assistance in resource modelling and preparation of NI 43- 101 report on VMS deposit.

•	Topia Mine, Great Panther Resource, Mexico – Geological modelling, resource estimate and NI 43-101 report for narrow high grade Ag, Pb, Zn Veins structures.

O T H E R   R E L A T E D   E X P E R I E N C E

•

TSX Venture Exchange (Listed Issuer Services), Manager/Geologist, Vancouver, BC, Canada – Principal technical advisor for the Vancouver office for all major mining transactions. Reviewing most of the technical reports filed with the Vancouver office of the TSX Venture Exchange. Also reviewing Listing Applications, Reverse Take-overs, and Qualifying Transactions involving mining issuers seeking a listing on the Exchange.

•

Roscoe Postle Associates Inc., Geological Consultant, Vancouver, BC, Canada – Responsibilities included managing the Vancouver office for Roscoe Postle Associates Inc. and also involved in directing ore reserves audits, resource estimations, valuation of exploration properties and business development. Projects included: resource estimation of gold and base metal projects in Peru, resource estimation for feasibility study of a base metal project in Peru, resource estimation for a gold min in Timmins, Ontario. Reserve audits and reconciliation studies of several gold mines in the Canada and United States. Resource estimation of a sedimentary copper project in B.C., and reserve audits of porphyry copper deposits in B.C. Resource estimation for feasibility study of a nickel laterite deposit in Central American, and resource audit of a porphyry copper-gold project in Mongolia.

•

Echo Bay Mines, Senior Geologist, Vancouver, BC, Canada – Responsible for the review, selection and acquisition of gold exploration projects for Eastern Canada. Duties included: planning of budgets and work programs for new projects in Eastern Canada, report writing and presentation to senior management, review of projects in the Archean Shield of Canada and South America.

•

Arseneau and Associates, Geological Consultant, Toronto, ON, Canada – Managed a wide variety of exploration projects throughout North American including Archean lode gold deposits, sedimentary and volcanogenic base metal deposits, stockwork molybdenum and porphyry copper deposits. Also established and managed the Toronto office for4 Gemcom Services.

•

Gold Fields Canadian Mining Corp., Project Geologist, Toronto, ON, Canada – Management of mapping and drilling projects in Northwestern Quebec and in the Hemlo region of Northern Ontario. Selection and evaluation of new precious metal projects throughout Canada.

•	Lac Minerals Ltd., Field Geologist, Toronto, ON, Canada – Field mapping and core logging on Lac Minerals’ Hemlo property.

•

ASARCO Exploration Company, Project Geologist, Vancouver, BC, Canada – Selection and evaluation of precious and base metals occurrences throughout Central and Northern British Columbia with special emphasis on stockwork and porphyry systems. Compilation of exploration projects in British Columbia.

•

Essex Minerals Company, Field Geologist, Toronto, ON, Canada – Mapping and core logging on uranium projects in Northwest Territories and on stockwork molybdenum project in Northern New Brunswick. Evaluation of base metal projects in the Yukon and in Eastern Canada. Supervision of geophysical and geochemical exploration surveys.

P U B L I C A T I O N S

Arseneau, G.J. and Khan, Z.A., 2005, “TSX Venture Exchange – Policies and Practice Points Regarding Acquisitions of Mineral Resource Properties” presented at The Continuing Legal Education Society of British Columbia, November 4, 2005.

Arseneau, G.J., 2005, “Mineral Property Valuation Requirements for TSX Venture Companies” presented at the SME/SEG Conference, Salt Lake City, March 1, 2005.

Arseneau, G.J., 2001, “National Instrument 43-101: An Industry Perspective” presented at the Prospectors and Developers Conference, Metro Toronto Convention Centre, March 14, 2001. Arseneau, G.J., 1996, MINFILE: NTS 082KSE – Lardeau; British Columbia Ministry of Energy, Mines and Petroleum Resources.

Arseneau, G.J., and Roscoe, W.E., 2000, “Practical Applications of Geology to Resource/Reserve Estimation” presented at Mining Millennium 2000 Convention, Metro Toronto Convention Centre, Canadian Institute of Mining, Metallurgy and Petroleum, Prospectors and Developers Association of Canada, March 8, 2000.

Mountjoy, K., and Arseneau, G.J., 1997, MINFILE: NTS 082F14 – Slocan Camp Area; British Columbia Ministry of Energy, Mines and Petroleum Resources.

Mountjoy, K., Arseneau, G.J. and McMillan, R.H., 1997, MINFILE: NTS 082KSW – Nakusp; British Columbia Ministry of Energy, Mines and Petroleum Resources.

L A N G U A G E S

Fluent: French and English

05/18/2007 15:21 5202949865 IMC INC PAGE 03

INDEPENDENT
MINING CONSULTANTS, INC.

3560 E. Gas Road
Tucson, Arizona 85714 USA
Tel: (520) 294-9861 Fax: (520) 294-9865

CERTIFICATE of QUALIFIED PERSON

I, Michael Hester, FAusIMM, do hereby certify that:

1. I am Vice President of:

   Independent Mining Consultants, Inc.
   3560 East Gas Road
   Tucson, AZ 85714

2. I graduated with degrees of M.S. in Mining Engineering (1982) and B.S. in Mining Engineering (1979), both from the University of Arizona. In addition, I was employed as an Adjunct Lecturer at the University of Arizona (1997-1998) where I taught classes in open pit mine planning and mine economic analysis.

3. I am a Fellow of the Australian Institute of Mining and Metallurgy (FAusIMM #221108, elected 2004), a professional society as defined by NI 43-101. As well, I am a member in good standing of other technical associations and societies, including:

Class	Professional Society	Year of Registration
Member	Society of Mining Engineers	1976
Member	Canadian Institute of Mining, Metallurgy and Petroleum	1992

4. I have worked as a Mining Engineer continuously since 1979, for a period of 28 years since my graduation from university.

6. I am responsible for the mineral reserve and preparation of sections 1.20.15 through 1.20.22 and 1.26.1 of the technical report titled "Carmacks Copper Project Copper Mine and Process Plant", Feasibility Study Volume 1 Executive Summary, and dated May 2007 relating to the Carmacks Copper property. I visited the Carmacks Copper Property on May 16 and 17, 2007 for a period of two days to review conditions at the property.

7. I have not had prior involvement with the property that is the subject of the Technical Report.

MICHAEL G. HESTER

Education:	**B.S. Mining Engineering,** University of Arizona, 1979 **M.S. Mining Engineering,** University of Arizona, 1982

Experience:

1983 - Present	**Principal Mining Engineer, Vice President** **Independent Mining Consultants, Inc.** Responsibilities include management of mining feasibility studies, ore reserve estimation, and computer applications to mine planning.
1997 - 1998	**Adjunct Lecturer** **University of Arizona - College of Engineering and Mines** Course instructor for mine evaluation and finance and mine design and planning for seniors and graduate students in mining engineering.
1979 - 1983	**Mining Engineer** **Pincock, Allen & Holt, Inc.** Responsibilities included developing geologic ore reserve estimation models and surface and underground rock mechanics design. Developed mine planning and ore reserve programming used for daily application.

Publications

"Grade Estimation and it's Precision in Mineral Resource: The Jackknife Approach", Mining Engineering, February 1996.

"Geostatistical Methods for the Estimation of Minable Reserves in Stratiform Uranium Deposits", AIME Publication Geology Applied to Ore Reserve Estimation, Albuquerque, New Mexico, October 1985.

Thesis: **"Statistical Simulation of Fracture Distributions in Rock Masses and It's Application to Stability of Rock Slopes"'**
December 1982.

Member of the Alexco Resource Group
 # 3 Calcite Business Centre, 151 Industrial Road
Whitehorse, Yukon Y1A 2V3
PHONE (867) 668-6463 **FAX** (867) 667-6680
www.accessconsulting.ca

Dan D. Cornett
Access Consulting Group
Telephone: 867-668-6463
Fax: 867-667-6680
Email: dan@accessconsulting.ca

CERTIFICATE of QUALIFIED PRESON

I, Dan D. Cornett, B.Sc., P. Bio., R.P. Bio., CCEP do hereby certify that:

1. I am Vice President of:
Access Consulting Group
#3 Calcite Business Centre
151 Industrial Road
Whitehorse, Yukon
Canada
Y1A 2V3.

2. I graduated with a degree in Bachelor of Science, Honors Zoology from the University of Guelph in 1983.

3. I am a member of the Alberta Society of Professional Biologist, Association of Professional Biologist of British Columbia, College of Applied Biology British Columbia, and Canadian Environmental Certification Approvals Board.

4. I have worked as a biologist for a total of 24 years since my graduation from university.

6. I am responsible for the preparation of section 13.0 – Environmental and Regulatory of the technical report titled Carmacks Copper Project Copper Mine and Process Plant NI 43-101 Technical Report Feasibility Study and dated [May 22, 2007] (the "Technical Report") relating to the Carmacks Copper Project property. I visited the Carmacks Copper property on numerous occasions from 1996 to 2006 for a total of approximately 12 days.

7. I have had prior involvement with the property that is the subject of the Technical Report. The nature of my prior involvement is environmental consultant.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.[1] I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company

Daniel D. Cornett, B.Sc., P.Biol. CCEP

Curriculum Vitae

Daniel David Cornett, B.Sc., R. P.Biol., CCEP

EMPLOYMENT HISTORY

ACCESS CONSULTING GROUP
a tradename for Access Mining Consultants Ltd.
Principal and Senior Environmental Scientist - March 1996 - present

Responsible for the management of individual client’s licensing projects including preparing applications, monthly reporting and budget tracking; managing and coordinating of subcontractors field programs; and reviewing/editing final report submissions. Acting as a liaison between clients and various government regulatory agencies. Setting specifications for field data collection, maintaining quality assurance and control, tracking laboratory test work. Performing independent site visits to various properties outside the Whitehorse area to collect technical data and liaison with clients. Providing an independent review of, assessment and interpretation of environmental data including regional and property baseline data. Providing environmental input to client’s operating plans as requested. Representing clients at Water Board and other relevant regulatory hearings. Representing clients in the Environmental Assessment process. (See Corporate Profile for list of client and projects).

INDIAN & NORTHERN AFFAIRS CANADA, WATER RESOURCES DIVISION
Head, Environmental Assessment - January 1993 - February 1996

Responsible for management of Division’s environmental assessment section. Conducted Environmental Assessment Review Process/Canadian Environmental Assessment Act assessments for water licence applications issued under the Yukon Waters Act. Prepared EARP/CEAA screening and decision reports and regulatory comments to Yukon Territory Water Board (YTWB) on water licence matters. Provided technical input and advice on major mining project reviews (Loki Gold Corp.; BYG Mt. Nansen, Western Copper Holding; Minto Explorations; Anvil Range; Cominco; and First Dynasty Mines), and Municipal project reviews (City of Whitehorse and Dawson City). Prepared and made representation at YTWB public hearings and other technical and management meetings. Developed policies and guidelines relating to protection of water resources (i.e. YWA Enforcement and Compliance Policy, Guidelines for Mine Reclamation and Abandonment) and contributed to legislative changes (i.e. Mining Land Use Regulations and DAP). Coordinate Region’s involvement in water resources planning activities (i.e. Heritage Rivers, Yukon Alsek River Basin Committee).

ENVIRONMENT CANADA, ENVIRONMENTAL PROTECTION
Pollution Abatement Officer - May 1988 - December 1993

Responsible for monitoring and enforcing compliance with Conservation & protection water and air pollution Acts, Regulations, and Guidelines (i.e. Canadian Environmental Protection Act, Fisheries Act - Metal Mining Liquid Effluent Regulations, Transportation

2007	1

Dangerous Goods Act) at mining, municipal, and other industrial/commercial facilities. Conducted project reviews and presented numerous technical briefs at YTWB public hearings. Provided technical advice to government agencies, industry, first nations and the public regarding environmental protection technologies and regulatory requirements. Provided hazardous materials and spill response. Certified Hazardous Materials Technician. Developed waste management training manual for government personnel.

INDIAN & NORTHERN AFFAIRS CANADA, WATER RESOURCES DIVISION
Water Quality Technologist - April 1986 - May 1988

Responsible for inspecting and enforcing compliance with the Northern Inland Waters Act at all water licenced operations. Planned and implemented water quality data collection programs at mining and municipal operations and carried out legal enforcement and baseline data collection. Assisted with YTWB licence reviews and provided recommendations to protect water resources.

INDIAN & NORTHERN AFFAIRS CANADA, WATER RESOURCES DIVISION
Water Quality Technician - June 1984 - March 1986

Acted as an inspector under the Northern Inland Waters Act. Conducted field investigations at mining and municipal operations and other water quality surveys. Maintained department’s laboratory facility and performed routine chemical analyses. Committee member on Big Creek Environmental Assessment Research and Development Project (placer mining study) and prepared report.

FISHERIES AND OCEANS CANADA
Fisheries Technician - July 1983 -April 1984

Conducted field studies and co-authored two reports for the Yukon River Basin Study - Fisheries Program. The studies were designed to monitor distribution and abundance of Chinook and Chum salmon in the Yukon River Basin.

LANGFORD LABORATORIES
Laboratory Technician - September 1982 - June 1983 (part-time)

NASCO EDUCATIONAL MATERIALS LTD.
 Laboratory Technician - September 1982 - June 1983

UNIVERSITY OF GUELPH
Research Assistant - October 1982 - March 1993 (part-time)

FALCONBRIDGE NICKEL MINES LTD.
Underground Laborer - April 1981 - September 1991

INTERNATIONAL EXPERIENCE

Aznacollar, Spain. 1997. Six week oversea contract for Boliden Apirsa S.L., Los Frailes Mining Operation. Participated in a multi project team tasked with the development, design, training and implementation of an environmental monitoring program for the mine and local receiving environment resulting from a tailings dam breach. Monitoring

2007	2

components included biophysical, aquatic, and terrestrial resources. Prepared ecosystem monitoring and procedures reports

EXPERT WITNESS

Regina vs. Fellers et al
Whitehorse, Yukon, January 2001

PROFESSIONAL ACCREDITATION

Alberta Society of Professional Biologists
                           Registered Professional Biologist
                           Member in good standing since 1996

Association of Professional Biologists of British Columbia
                           Registered Professional Biologist
                           Member in good standing since 2001

Canadian Environmental Certification Approvals Board
                           Certified Canadian Environmental Practitioner – November 2002

OTHER ACTIVITIES

Yukon Chamber of Mines
                           Director – 2002 - 2003
                           Vice President – 2004 - 2007

Canadian Society of Environmental Biologists
                           Member since 1999

Lorne Mountain Community Association Minor Hockey League
                           President – LMCAMH, 1999 - 2001
                           Hockey Coach – 1992 to 2003

Golden Horn Elementary School Council, Whitehorse, Yukon
                           Chairman October 1992 - September 1994
                           Vice Chair October 1990 - September 1992

EDUCATION HISTORY

University of Guelph, B.Sc. Honours Zoology, Guelph, Ontario.
September 1978 - October 1982

Association of American Railroads Hazardous Material Emergency Response Training Center. Certified Hazardous Materials Technician. November 5 - 16, 1990
Environmental Dispute Settlement: Process and Skills Development.
February 9 - 12, 1993

Environmental Risk Assessment. April 14 - 16, 1994

2007	3

University of Waterloo, Environmental Assessment: An Introduction to Ideas, Practices and Challenges. A Certificate Program.
September 1994

HIGHLIGHTS OF QUALIFICATIONS

  24 years experience with environmental management activities and regulatory control programs in Yukon.

  20 years experience conducting regulatory reviews and environmental assessments of mining industry projects and municipal projects.

  Knowledge of environmental issues and regulatory requirements for northern projects.

PUBLICATIONS

The Yukon Waters Act: Implications for Mining and Exploration. Presented at the Yukon Geo-Science Forum, November 22, 1993, Whitehorse, Yukon.

Whitley, G., Cornett, D., Chiu, P. Yukon Water Quality Management and Interpretation Using a Microcomputer. Presented at the Canadian Water and Wastewater Association Annual Conference, Saskatoon, Sask., June 1988.

Environmental Protection Program Reports. Various data reports on activities throughout Yukon. Unpublished.

Water Resources Data Reports - Baseline reports for various areas in Yukon. Unpublished.

An Environmental Overview of Big Creek, Yukon, as Related to Placer Mining Activity, 1985. Prepared by DIAND Land Resources, Water Resources, DFO Habitat Management, DOE Environmental Protection Service, YTG Renewable Resources.

Milligan, P.A., Rublee, W.O., Cornett, D.D., Johnston, R.A.C. The Distribution and Abundance of Chinook Salmon (Oncorhynchus tshawytscha) in the Upper Yukon River as determined by a Radio-Tagging and Spaghetti-Tagging Program, 1982-1983. Canadian Technical Report of Fisheries and Aquatic Sciences, No. 1352, August 1985.

Milligan, P.A., Rublee, W.O., Cornett, D.D., Johnston, R.A.C. The Distribution and Abundance of Chum Salmon (Oncorhynchus keta) in the Upper Yukon River as determined by a Radio-Tagging and Spaghetti-Tagging Program, 1982-1983. Canadian Technical Report of Fisheries and Aquatic Sciences, No. 1351, August 1985.

Access Consulting Group. Numerous Reports. See Access Consulting Group’s website for list of Reports (www.accessconsulting.ca).

2007	4

Golder Associates Ltd.
500 – 4260 Still Creek Drive
Burnaby, British Columbia, Canada V5C 6C6
Telephone 604-296-4200
Fax 604-298-5253

Golder Associates

CONSENT of AUTHOR

Dated as of the 22 day of May, 2007.

J. Hull

Signature of Qualified Person

JOHN HULL

Print Name of Qualified Person

50 BEST EMPLOYERS IN CANADA 2006

50 BEST MANAGED COMPANIES

OFFICES ACROSS NORTH AMERICA, SOUTH AMERICA, EUROPE, AFRICA, ASIA AND AUSTRALIA

John Andrew Hull, P. Eng.
Golder Associates Ltd.
500 – 4260 Still Creek Drive, Burnaby, BC

Telephone: 604-296-4200
Fax: 604-296-5253
Email: jhull@golder.com

CERTIFICATE of QUALIFIED PERSON

I, John Andrew Hull, *P. Eng.*, do hereby certify that:

1. I am Principal of:
Golder Associates Ltd.
500 – 4260 Still Creek Drive
Burnaby, BC, Canada,
V5C 6C6

2. I graduated with a degree in B.Sc., Civil Engineering from Queen's University at Kingston in 1972. In addition, I have obtained a M.Sc., Geotechnical Engineering from Queen's University at Kingston in 1973.

3. I am a member of the Association of Professional Engineers of the Province of British Columbia and of the Northwest Territories.

4. I have worked as an engineer for a total of 33 since my graduation from university.

6. I am responsible for the preparation of Section 1.21.1, Section 1.21.2, and Section 5.0 of the technical report titled Carmacks Copper Project, Copper Mine and Process Plant, Feasibility Study and dated May 18, 2007 (the "Technical Report") relating to the Carmacks Copper Project property. I did not visit the Carmacks Copper Project property.

7. I have *not* had prior involvement with the property that is the subject of the Technical Report.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.[1] I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

[1]If an issuer is using this certificate to accompany a technical report that it will file only with the exchange, then the exchange recommends that this paragraph is included in the certificate.

Golder Associates

John A. Hull

Education:

M.Sc., Geotechnical Engineering, Queen's University at Kingston, Ontario, 1973
B.Sc., Civil Engineering, Queen's University at Kingston, Ontario, 1972

Affiliations:

Member, Association of Professional Engineers and Geoscientists of BC and NWT
Registered Professional Engineer, Georgia, Pennsylvania, and Ohio (PE)
Member, American Society of Civil Engineers

Experience:

1997 - date

Golder Associates Ltd. **Burnaby, BC**

Senior Geotechnical Engineer to Associate to Principal

Responsible for geotechnical aspects of feasibility studies for extensions to existing tailings disposal systems and related infrastructure. Design engineer for the tailings disposal systems for Bankable Feasibility Studies for proposed mines in Kazakhstan, Tanzania, and Spain. Design engineer for ROM leach dump solution collection system in northern Chile. Engineering manager responsible for preparation of closure plans for several mines in northern Canada.

1994 - 1997

AGRA Earth & Environmental Limited **Vancouver, BC**

Senior Geotechnical Engineer to Unit Manager

Managed group of geotechnical engineers and engineering geologists in the Vancouver office. Developed and managed engineering effort for geotechnical projects that ranged in size from several thousand to over half a million dollars.

1991 - 1994

Golder Associates Inc. **Atlanta, GA and Pittsburgh, PA**

Principal and Senior Geotechnical Engineer

Senior engineer responsible for the management of multi-disciplined teams of engineers for the design of landfill closures and remedial designs for closures of sites on State and Federal Superfund lists. Efforts included closure of old or existing landfills as the new facilities were constructed. Project director for landfill design projects and preliminary hydrogeological site studies. Responsible for establishing task management and maintaining project schedules and client liaison.

1986 - 1991

Golder Associates Inc. **Atlanta, GA**

Senior Geotechnical Engineer to Associate

Senior engineer responsible for the schedules and the technical direction for several geotechnical projects for Subtitle C landfill facilities.

1974 - 1986

Golder Associates Ltd. **Vancouver, BC**

Geotechnical Engineer to Senior Geotechnical Engineer

John A. Hull

PROJECT RELATED EXPERIENCE – TAILINGS MANAGEMENT

Closure Plan for Miramar Giant Mine — Yellowknife, NT

Provided project management and prepared portions of the Final Closure Plan for Giant mine in Yellowknife. Design included closure recommendations for existing open pits and underground openings. Also, provided recommendations to manage arsenic impacted soils at the mine site and the closure designs for the tailings disposal facilities. Design for tailings management system included surface water ditches to manage storm runoff.

Interim Closure Plan for Miramar Con Mine — Yellowknife, NT

Provided project management and prepared portions of the Interim Closure Plan for Con Mine in Yellowknife. Design included closure recommendations for underground openings and recommendations to manage arsenic impacted soils at the mine site. Design included the tailings disposal facilities and surface water ditches to manage storm runoff around the tailings facilities.

Tailings System Feasibility Study, Kvaerner Metals Ltd. — Bakyrchik, Kazakhstan

Provided design for tailings management system for Bankable Feasibility Study for 15-Year operation. Design was for system to dispose of some four million tonnes of tailings. System combined slurry and paste (thickened) tailings to minimise dam construction and to conserve water.

Tailings System Conceptual Design, Kilborn Engineering — Bulyanhulu, Tanzania

Provided conceptual design for Tailings Facility for 10-Year operation. Design assumed a surface paste operation to minimise water losses. Design included possible sequence of construction to minimise needs for initial dam construction.

10-Year Plan, Con Mine — Yellowknife, NT

Design manager for preparation of 10-Year Plan for ongoing operation at Con Mine. Design included review of present operation, planned operation and water balance for present system. Developed recommendations to optimize existing system in order to minimise tailings dam construction.

Tailings Disposal Facility Closure, Cyprus Foote — Knoxville, TN

Geotechnical design review engineer for closure and construction of soil cover for 10-ha tailings pond. Construction included repair of 20-m high tailings dam, soil cover, and new surface water drainage ditches to manage flows for 50-Year design storm.

Las Cruces — Seville, Spain

Acted as design engineer for Bankable Feasibility Study for surface paste disposal facility for proposed underground mine north of Seville. Design included preliminary design of tailings disposal system and progressive closure of disposal facility. Surface water management system included provision to divert all surface run-on water around the area of the tailings disposal facility.

Antamina — Peru

Part of team preparing Closure Plan for Feasibility level studies for Minera Antamina. Plan included conceptual guidelines for the closure of the proposed open pit and the waste dumps around the perimeter of pit. Also provided recommendations on the closure for the mill area and the tailings disposal facility.

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John A. Hull

Dam, Cia. Minera Milpo **Cerro de Pasco, Peru**

Geotechnical engineer for 150-m high expansion of existing dam developed with cycloned sand. Dam expansion included 100-m high rock fill buttress and plans for 50-m extension using cycloned sand.

Dam Extension, Cyprus Anvil **Faro, YT**

Geotechnical engineer for construction of tailings dam for major expansion of operation in late 1970s. Construction QA included testing of fills during placement and evaluation of borrow pits during construction.

Dam Extension, Pine Point Mines **Hay River, NT**

Geotechnical design engineer for extension of 500-m section of tailings dam to enable 4-m vertical increase in dam. Design included provisions for working on dam base area in permafrost

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